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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 000-22628

ARCADIS N.V.
(Translation of registrant's name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover From 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.
Date: April 13, 2004	By:	/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

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Dear Shareholder:

        On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend the Annual General Meeting of Shareholders, which will be held on Wednesday, May 12, 2004 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands.

        We look forward to your attendance at the annual meeting so that you can learn more about ARCADIS and become better acquainted with members of our Supervisory Board and Executive Board. Accompanying this letter are the following documents: (1) our annual report to shareholders for the year ended December 31, 2003, (2) an agenda for the annual meeting which describes the business to be transacted at the meeting, (3) the notice of the annual meeting, and (4) our proxy statement and a proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the annual meeting.

        The Supervisory Board and Executive Board of ARCADIS unanimously recommend that shareholders vote "FOR" each of the proposals described in the proxy statement.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact either Joost Slooten in the United States at (516) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at 011-31-26-377-8245.

                      Sincerely yours,

                      /s/ Harrie L.J. Noy

                      Harrie L.J. Noy
                       Chairman of the Executive Board

Arnhem, The Netherlands
April 13, 2004

ARCADIS N.V.
AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 12, 2004

        The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands, on Wednesday, May 12, 2004 at 2:00 p.m. local time. Set forth below is an agenda for the business to be transacted at the annual meeting and the order in which these agenda items will be presented to our shareholders.

1.	Opening and Announcements
2.	Statement of the Supervisory Board for the year ended December 31, 2003
3.	Report of the Executive Board for the year ended December 31, 2003
4.	Annual Financial Statements for the year ended December 31, 2003
	a.	Adoption of the 2003 Financial Statements of ARCADIS N.V.
	b.	Approval of a € 0.48 cash dividend payment per issued and outstanding common share
5.	Approval of the Annual Discharge of the Executive Board and the Supervisory Board
	a.	Discharge of Executive Board members' liability for management duties and responsibilities
	b.	Discharge of Supervisory Board members' liability for supervisory duties and responsibilities
6.
Corporate Governance
Information regarding the (non) application of the provisions of The Dutch Corporate Governance Code to our Supervisory Board and Executive Board (for information only, no vote of shareholders required)
7.	Assignment of Accountant for 2004
8.	Composition of the Supervisory Board
	a.	Re-appointment of Drs. J. (Jan) Peelen to the Supervisory Board
	b.	Appointment of Th. M. (Thomas) Cohn to the Supervisory Board
	c.	Announcement of vacancies arising at the next Annual General Meeting of Shareholders
9.	Compensation and Indemnification of the Members of the Supervisory Board
	a.	Approval of compensation to be provided to members of the Supervisory Board for committee service
	b.	Approval of indemnification of the members of the Supervisory Board
10.	Authorization to Issue Shares and Rights to Shares of ARCADIS' Capital Stock
	a.	Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of ARCADIS' capital stock
	b.	Approval of limitations and exclusions applicable to pre-emptive rights
11.	Authorization of the Executive Board to Repurchase Shares of ARCADIS' Capital Stock
12.	Questions and Answers
13.	Adjournment

Arnhem, April 13, 2004
The Executive Board
ARCADIS N.V.
PO Box 33
6800 LE Arnhem
The Netherlands

ARCADIS N.V.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

        The Annual General Meeting of Shareholders of ARCADIS N.V. will be held on Wednesday, May 12, 2004 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands. At the annual meeting, shareholders will be asked to consider and vote upon the following proposals:

  1.
  to adopt our financial statements for the year ended December 31, 2003 (Agenda Item 4a);

  2.
  to approve a € 0.48 cash dividend payment per common share (Agenda Item 4b);

  3.
  to approve the annual discharge of our Executive Board (Agenda Item 5a);

  4.
  to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

  5.
  to assign KPMG Accountants N.V. in De Meern to serve as our independent auditor for the fiscal year 2004 (Agenda Item 7);

  6.
  to re-appoint Drs. J. (Jan) Peelen to serve as a member of our Supervisory Board (Agenda Item 8a),

  7.
  to appoint Th. M. (Thomas) Cohn to serve as a member of our Supervisory Board (Agenda Item 8b);

  8.
  to approve the compensation of the members of our Supervisory Board for serving on committees of our Supervisory Board (Agenda Item 9a);

  9.
  to approve the indemnification of the members of our Supervisory Board (Agenda Item 9b);

  10.
  to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock (Agenda Item 10a);

  11.
  to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 10b); and

  12.
  to approve the authorization of our Executive Board to repurchase shares of our capital stock (Agenda Item 11).

        Each of these proposals is more fully discussed in the proxy statement immediately following this notice. Also included in the proxy statement is further information about Agenda Item 6 regarding certain provisions of the The Dutch Corporate Governance Code that we have decided not to implement at the present time.

        Only shareholders of record of ARCADIS at the close of business on April 2, 2004 will be entitled to notice of the annual meeting and any adjournments thereof. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of our annual meeting is entitled to attend and vote at the meeting. Accordingly, the record date above serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting. We will not close our transfer books. We will make available at the annual meeting a complete list of shareholders of record at the close of business on April 2, 2004, and on May 11, 2004, the day immediately preceding the annual meeting. If you wish to attend the annual meeting in person, you will be required to present proper identification and proof that you are a shareholder of ARCADIS N.V. and of the number of shares you own on the day of the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK YOUR VOTE FOR EACH PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN

PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

                      By Order of the Executive Board,

                      /s/ Harrie L.J. Noy

                      Harrie L.J. Noy
                       Chairman of the Executive Board

Arnhem, The Netherlands
April 13, 2004

ARCADIS N.V.
Utrechtseweg 68
6812 AH Arnhem
The Netherlands

PROXY STATEMENT For the Annual General Meeting of Shareholders to be held on May 12, 2004

INTRODUCTION

        This proxy statement is furnished to the shareholders of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of The Netherlands, in connection with the solicitation of proxies by our Executive Board for use at the 2004 Annual General Meeting of Shareholders. The annual meeting will be held on Wednesday, May 12, 2004 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands. This proxy statement and the accompanying proxy card are first being mailed or given on or about April 13, 2004 to shareholders of record at the close of business on April 2, 2004.

        Our principal executive offices are located at Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, and our telephone number at that address is 31-26-3778911. For further information about our company, you may visit our website at www.arcadis-global.com (the contents of the website are not part of this proxy statement).

Information About this Proxy Statement

        Some of the business items included on the agenda for the annual meeting include proposals to be voted upon by the holders of our common shares. We have sent you these proxy materials because our Executive Board is soliciting your proxy to vote your shares on the following proposals to be presented at the annual meeting:

  Proposal 1:    to adopt our financial statements for the year ended December 31, 2003;

  Proposal 2:    to approve a € 0.48 cash dividend payment per common share;

  Proposal 3:    to approve the annual discharge of our Executive Board;

  Proposal 4:    to approve the annual discharge of our Supervisory Board;

  Proposal 5:    to assign KPMG Accountants N.V. in De Meern to serve as our independent auditor for the fiscal year 2004;

  Proposal 6:    to re-appoint Drs. J. (Jan) Peelen to serve as a member of our Supervisory Board;

  Proposal 7:    to appoint Th. M. (Thomas) Cohn to serve as a member of our Supervisory Board;

  Proposal 8:    to approve the compensation of the members of our Supervisory Board for serving on committees of our Supervisory Board;

  Proposal 9:    to approve the indemnification of the members of our Supervisory Board;

  Proposal 10:    to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock;

  Proposal 11:    to approve limitations and exclusions applicable to certain pre-emptive rights; and

  Proposal 12:    to approve the authorization of our Executive Board to repurchase shares of our capital stock.

        This proxy statement contains information that is designed to assist you in voting your shares on each of the above proposals. Neither the Executive Board nor the Supervisory Board know of any other matters to be presented to the shareholders for a vote at the annual meeting.

Shareholders Entitled to Notice and to Vote

        Only shareholders of record at the close of business on April 2, 2004, which we refer to as the record date, will be entitled to notice of the annual meeting. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Accordingly, the record date serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.

        On March 31, 2004, there were 20,490,745 common shares, € 0.05 nominal value, issued and outstanding and 200 priority shares, € 0.05 nominal value, issued and outstanding. Our Articles of Association also authorize us to issue shares of cumulative preferred stock, € 0.05 nominal value, and cumulative financing preferred stock, € 0.05 nominal value. On the record date, there were no shares of cumulative preferred stock or cumulative financing preferred stock issued and outstanding.

        Notwithstanding the record date specified above, we will not close our transfer books and you may transfer any shares held by you subsequent to the record date. Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Voting Requirements

        Each issued and outstanding common share represents the right to one vote at the annual meeting, regardless of whether the share is voted in person or by proxy card. Our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented at the annual meeting in order for a vote to be taken on any of the proposals on the agenda for this year's annual meeting. However, because our common shares are quoted on the Nasdaq National Market, the National Association of Securities Dealers, Inc., which governs those companies with shares quoted on Nasdaq, imposes a minimum quorum requirement on us. Accordingly, the holders of 33 1/3% of the outstanding common shares entitled to vote at the annual meeting, who are present in person or represented by proxy, will constitute a quorum necessary to hold a valid meeting.

        Pursuant to our Articles of Association, proposals adopted by the shareholders at the annual meeting must be passed by an absolute majority of the votes validly cast, unless our Articles of Association or Netherlands law require a vote greater than that of the majority of votes cast. We have described below any proposal that requires more than an absolute majority of the votes cast in order to be adopted by the shareholders. Only votes cast by the shares represented and entitled to vote at the annual meeting will determine the adoption or rejection of a proposal and, therefore, abstentions and broker non-votes will have no effect on the actual voting. However, abstentions and broker non-votes will be counted as present for establishing the 33 1/3% quorum requirement described above. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because the broker does not have the authority to do so.

        Several of the proposals to be voted on at the annual meeting also will require the approval of the holder of our priority shares. All of our issued and outstanding priority shares are held by Stichting Prioriteit ARCADIS NV, a foundation. The board of Stichting Prioriteit has 20 members, 10 of whom are members of our Executive Board and Supervisory Board and the other 10 of whom are representatives elected by our employees. A 60% absolute majority of the members of the Stichting Prioriteit board is necessary in order for the board to approve any of the shareholder proposals in

2

which a vote of the priority shares is required. We have described below any proposal that also will require the approval of the holder of the priority shares.

Proxies

        The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

  •
  the enclosed proxy card is fully and properly executed;

  •
  the proxy card is returned to us on time;

  •
  the proxy is not revoked prior to or at the annual meeting; and

  •
  the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the annual meeting.

        If no instructions are indicated on the proxy, your proxy will be voted "FOR" each of the proposals on the proxy card. All persons named as proxies on the enclosed proxy card are members of our Executive Board.

        Any shareholder voting on a proxy card has the right to vote "FOR", "AGAINST" or to "ABSTAIN" on a particular proposal by indicating as such on the proxy card. A shareholder who has returned a proxy card to us may revoke it at any time prior to the annual meeting by doing one of the following:

  •
  providing written notice of revocation to the Chairman of the Executive Board;

  •
  properly submitting a duly executed proxy card bearing a later date; or

  •
  voting in person at the annual meeting.

        If you wish to attend and vote at the annual meeting, you will be required to present proper identification and proof that you are a shareholder and of the number of shares you own on the day of the annual meeting. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

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PROPOSAL 1
(Agenda Item 4a)

ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

        Our Articles of Association require that our books be closed annually, on each December 31, and that the Executive Board prepare our financial statements within five months of December 31. Our Articles of Association further require our independent certified public accountant to audit our annual financial statements and to prepare a report for the Executive Board and the Supervisory Board.

        The Supervisory Board reviewed and approved the annual financial statements for the year ended December 31, 2003 at a meeting of the Supervisory Board held on March 5, 2004. A copy of the 2003 year-end financial statements is included in our annual report accompanying this proxy statement. The Supervisory Board recommends that our shareholders adopt our annual financial statements as presented in our annual report.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt our 2003 financial statements.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 1

PROPOSAL 2
(Agenda Item 4b)

APPROVAL OF € 0.48 CASH DIVIDEND PAYMENT
PER COMMON SHARE

        Our Articles of Association provide that, subject to the approval of the Supervisory Board, our Executive Board shall determine, on an annual basis, the amount of our profits that we will set aside as reserves, and also, the amount of our profits to be distributed to our shareholders in the form of a dividend payment. Our Articles of Association require that the shareholders approve this dividend payment at the annual meeting.

        Our Articles of Association provide that each year, to the extent possible, 5% of the nominal amount per priority share shall be distributed to the holders of the priority shares. Thereafter, no further distributions will be made on the priority shares. After the payment of dividends on the priority shares and the allocation of any remaining amount of our profit to the reserves, the Executive Board has proposed, and the Supervisory Board has approved, the payment of a dividend in the amount of € 0.48, in cash, per issued and outstanding common share. The Executive Board proposes to fix May 12, 2004 as the record date for payment of the dividend. Starting May 14, 2004, our common shares will be quoted ex-dividend and payment of the dividend will begin on May 26, 2004.

        Each year we attempt to ensure that the dividend payment proposed by the Executive Board conforms to the applicable statutory requirements under Netherlands law, as well as the policy of ARCADIS to distribute a dividend to our shareholders in an amount equal to 30% to 40% of the net profit from operations, excluding amortization of goodwill, as calculated in accordance with Netherlands law and regulations. This year, the proposed dividend payment of € 0.48 per common share is equal to the 2002 dividend payment and corresponds to a pay-out ratio of approximately 44%. This pay-out ratio of 44% exceeds the payment range set by our dividend policy because we generated a favourable cash stream during 2003. Our dividend policy aims to provide our shareholders with an attractive return on their investment while, at the same time, providing us with the cash necessary to

4

finance further growth of our business. The Supervisory Board has discussed our current dividend policy with the Executive Board and, based on these discussions, has decided not to change our current dividend policy at this time.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the € 0.48 dividend payment per common share.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 2

PROPOSAL 3
(Agenda Item 5a)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD

        Our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Executive Board from liability for their management duties and responsibilities during the preceding financial year, to the extent that such liability is related to the financial statements for the year ended December 31, 2003 and the report given by the Executive Board at the annual meeting. After the Executive Board members are discharged by the shareholders, a member of the Executive Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2003, as presented to, and adopted by, the shareholders at this annual meeting. However, this discharge would not protect members of the Executive Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Executive Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 3

PROPOSAL 4
(Agenda Item 5b)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD

        Similarly to the discharge of our Executive Board, our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Supervisory Board from liability for their supervisory duties and responsibilities during the preceding financial year, to the extent such liability is related to the financial statements for the year ended December 31, 2003 and the report given by the Supervisory Board at the annual meeting. The discharge of the Supervisory Board members also means that a member of the Supervisory Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2003, as presented to, and adopted by, the shareholders at this annual meeting. As with the discharge of our Executive Board members, the discharge would not protect members of the Supervisory Board if our financial

5

statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Supervisory Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 4

PROPOSAL 5
(Agenda Item 7)

ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS AUDITOR
FOR THE FISCAL YEAR 2004

        Our Articles of Association provide that our shareholders are entitled to assign a registered accountant to audit our annual financial statements prepared by the Executive Board. The Audit Committee of our Supervisory Board recommended to our Supervisory Board that the Supervisory Board propose that our shareholders assign KPMG Accountants N.V. in De Meern to audit our financial statements for the fiscal year 2004.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to assign KPMG Accountants N.V. to audit our financial statements for the fiscal year 2004.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 5

APPOINTMENTS TO THE SUPERVISORY BOARD

        Our Articles of Association provide that the Supervisory Board must consist of at least three individuals. Our current Supervisory Board is composed of seven individuals. The current members of our Supervisory Board include: Luck M. van Leeuwen (Chairman), Ross A. Webber (Secretary), Andre A. van der Louw, Jan Peelen, Carlos Espinosa de Los Monteros, Rijnhard W.F. van Tets, and Gerrit Ybema.

        The Supervisory Board oversees the policies of the Executive Board and the general course of our business and related business enterprises. The members of the Supervisory Board are nominated by the Supervisory Board and then are appointed to serve on the board for a period of four years. A member of the Supervisory Board must resign at the expiration of the four-year term. However, a resigning member also may choose to be re-appointed to the board. A Supervisory Board member is only eligible for reappointment to two additional four-year terms.

        Pursuant to our Articles of Association, the members of the Supervisory Board are appointed by the shareholders at a general meeting from among the nominees selected by the Supervisory Board. The Supervisory Board must nominate a member to fill a vacancy on the Supervisory Board within six months following the occurrence of the vacancy. If the Supervisory Board has not nominated a member within this time period, then the shareholders at a general meeting may appoint a Supervisory Board member at their discretion.

6

        If the Supervisory Board makes a binding nomination, the shareholders at a general meeting may nevertheless void the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. A binding nomination means that the nomination was made within the six month prescribed time period and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, the shareholders at a general meeting may set aside the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. However, if the non-binding nomination of the Supervisory Board is accepted by the shareholders at a general meeting, the appointment must be approved by a vote of the holders of a majority of the shares entitled to vote at a general meeting.

        Three of our current Supervisory Board members, Messrs. van Leeuwen, van der Louw and Peelen are scheduled to resign from the Supervisory Board at the close of this 2004 annual meeting. Messrs. van Leeuwen and van der Louw are not eligible for re-appointment to the Supervisory Board due to the term limits described above. Mr. Peelen is, however, eligible for re-appointment and has been nominated by the Supervisory Board for re-appointment. The nomination of Mr. Peelen is non-binding.

        Due to the retirement of Messrs. van Leeuwen and Mr. van der Louw at the close of this annual meeting, we will have two vacancies in the Supervisory Board. One of the vacancies was filled by Mr. Ybema, who was appointed to the Supervisory Board at the close of the 2003 annual general meeting of shareholders. The Supervisory Board has nominated Mr. Th. M. Cohn to fill the other vacancy on the Supervisory Board. The nomination of Mr. Th. M. Cohn is non-binding.

        If Messrs. Peelen and Cohn are appointed to the Supervisory Board, we will have six members on our Supervisory Board at the close of the annual meeting on May 12, 2004. In accordance with the schedule adopted by the Supervisory Board, none of the members of the Supervisory Board are scheduled to retire from the Supervisory Board at the close of the next Annual General Meeting of Shareholders to be held in 2005.

PROPOSAL 6
(Agenda Item 8a)

RE-APPOINTMENT OF DRS. J. (JAN) PEELEN TO OUR SUPERVISORY BOARD

        Mr. Peelen, age 64, is a citizen of the Netherlands. He has been a member of our Supervisory Board since 2000 and is also a member of the Supervisory Board's Selection and Remuneration Committee. Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1996 until 2000, Mr. Peelen was a member of the Executive Committee of Unilever in his capacity as the director of Human Resources for Unilever during that same time. In addition, from 1987 until 2000, Mr. Peelen was a member of the Executive Board of Unilever NV and Unilever PLC. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966.

        Mr. Peelen also serves as a Supervisory Board or Advisory Board member of the following companies:

  •
  Albron BV;
  •
  Friesland Coberco Dairy Foods;
  •
  Buhrmann NV;
  •
  VVAA Group BV (Chairman);
  •
  Wageningen University and Research Centre; and
  •
  National Regie-Orgaan Genomics.

7

        Mr. Peelen qualifies as an independent member of the Supervisory Board as defined by the Committee on Dutch Corporate Governance and under the Sarbanes-Oxley Act adopted in the United States. Mr. Peelen holds no shares of our capital stock.

        The Supervisory Board believes that Mr. Peelen should be reappointed to the Supervisory Board because of his valuable contributions to our company as a current member of the Supervisory Board and the Selection and Remuneration Committee, and his extensive experience in multinational companies, human resources management and company strategy.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to reappoint Mr. Peelen to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 6

PROPOSAL 7
(Agenda Item 8b)

APPOINTMENT OF TH. M. (THOMAS) COHN TO OUR SUPERVISORY BOARD

        Mr. Cohn, age 61, is a citizen of Belgium. Mr. Cohn retired in 2003, but continues to serve as an advisor to the Executive Board and Supervisory Board of Siemens Nederland N.V. From 1994 until 2003, Mr. Cohn served as Chairman of the Executive Board of Siemens Nederland N.V. and Chief Executive Officer of the Siemens Group in the Netherlands. From 1987 until 1994, Mr. Cohn was the Chief Financial Officer and an Executive Board member of Siemens Nederland N.V. From 1967 until 1987, he held various positions, such as director of Economic Affiars, with Siemens Belgium. He started his career in 1964 with Siemens AG in Germany.

        Mr. Cohn also serves as a Supervisory Board or Advisory Board member with the following companies:

  •
  Corus Nederland BV;
  •
  Fortis Bank Rotterdam;
  •
  Recontec BV;
  •
  Tecosa (Spain);
  •
  Pereira Van Vliet & Partners (Chairman);
  •
  European University;
  •
  Foundation Techniques and Marketing-STEM;
  •
  Dutch-German Chamber of Commerce; and
  •
  Baden-Badener Unternehmergesprache (Germany).

        The Supervisory Board believes that Mr. Cohn should be appointed to the Supervisory Board because of his broad experience in the management of multinational companies and his knowledge and experience working with businesses similar to our business. If appointed to the Supervisory Board, he would qualify as an independent member of the Supervisory Board as defined by the Committee on Dutch Corporate Governance and under the Sarbanes-Oxley Act adopted in the United States. Mr. Cohn holds no shares of our capital stock.

9

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to appoint Mr. Cohn to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 7

PROPOSAL 8
(Agenda Item 9a)

APPROVAL OF COMPENSATION OF SUPERVISORY BOARD MEMBERS

        In the past and contrary to the practices of many public companies, we have not provided members of our three Supervisory Board committees (the Audit Committee, the Selection and Remuneration Committee, and the Integrity Committee) with any additional compensation for serving as members of Supervisory Board committees. Due to legislation and regulations that have been adopted in the Netherlands, the United States, and in other countries related to corporate governance, the time commitment and workload of Supervisory Board committee members has increased substantially over the past few years. In order to compensate our committee members for their additional responsibilities and time commitment to our committees, we propose to pay (i) each member of the Audit Committee and the Selection and Remuneration Committee additional compensation equal to a fee of € 5,000 per year per committee on which they serve and (ii) each member of the Integrity Committee additional compensation equal to a fee of € 2,500 per year. Payments for service on our committees would begin as of July 1, 2004.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the compensation of our Supervisory Board members for their service on committees of the Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 8

PROPOSAL 9
(Agenda Item 9b)

APPROVAL OF THE INDEMNIFICATION OF SUPERVISORY BOARD MEMBERS

        We propose to indemnify and hold harmless any current and former member of the Supervisory Board who is made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, from and against any claim, liability, loss or expense related to such individual's actions or omissions as a member of the Supervisory Board, to the fullest extent such indemnification is permitted by our Articles of Association and Netherlands law. However, we would only indemnify and reimburse our current or former Supervisory Board members for any claim, liability, loss or expense to the extent that such losses are not covered by our directors and officers' insurance policy related to such claims.

        Notwithstanding your approval of indemnification for members of the Supervisory Board, a member will not be entitled to any indemnification or compensation of costs if a Dutch judge determines, pursuant to Article 9 of Book 2 of the Dutch Civil Code, that the member's actions or omissions are considered "improper" in accordance with Dutch law.

10

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the indemnification of our Supervisory Board members.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 9

PROPOSAL 10
(Agenda Item 10a)

AUTHORIZATION OF THE SUPERVISORY BOARD TO ISSUE SHARES, AND RIGHTS TO SHARES, OF CAPITAL STOCK FOR A PERIOD OF 18 MONTHS

        Our Articles of Association provide that the shareholders have the exclusive authority to issue shares of our capital stock, unless the shareholders authorize the Supervisory Board to issue such shares. The shareholders may delegate their authority to issue shares to the Supervisory Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Supervisory Board to issue shares. On May 14, 2003, the shareholders renewed the Supervisory Board's authority to issue shares of our capital stock for a period of 18 months commencing July 1, 2003.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Supervisory Board, subject to the prior approval of Stichting Prioriteit ARCADIS NV (the Foundation which holds our priority shares), for a period of 18 months commencing on July 1, 2004:

  •
  to issue shares, and rights to shares, of our common shares and cumulative financing preferred stock, up to an amount equal to 10% of the number of common shares and/or cumulative financing preferred stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares, provided, however, that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition, and

  •
  to issue shares, and rights to shares, of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares of cumulative preferred stock.

        The purpose of this proposal is to ensure that we are ready to act quickly in order to take advantage of appropriate opportunities to grow through mergers and acquisitions. In order to finance strategic transactions, it may be necessary for us to issue common shares or shares of cumulative financing preferred stock as consideration to any potential acquisition target. If we had to give notice of, and hold, a meeting of our shareholders in order to approve the issuance of stock, we might not be able to complete any merger or acquisition in a timely basis or we might lose strategic opportunities to other parties who could complete a potential transaction faster than us. We believe that giving the Supervisory Board the authority to issue shares of our capital stock for a period of 18 months will provide the board with the time necessary to identify and complete appropriate acquisition opportunities and will give the board the flexibility necessary to determine the financing conditions of any potential transactions.

        In addition, in order to protect ARCADIS from any hostile takeover attempt by another entity, we propose that you authorize our Supervisory Board to issue shares of our cumulative preferred stock in

11

an amount up to the total number of currently outstanding shares of our capital stock at the time the cumulative preferred stock is to be issued. These shares of cumulative preferred stock would only be issued to Stichting Preferente Aandelen ARCADIS NV, which we refer to as the ARCADIS Preferred Stock Foundation, under the limited circumstance that ARCADIS is threatened by a hostile takeover. The issuance of the cumulative preferred stock acts as a "poison pill" to deter any hostile takeover attempt of ARCADIS and, as a result, it is necessary for the Supervisory Board to act quickly in issuing these shares as soon as the interests of ARCADIS have been threatened by a potential acquiror. Finally, we may also need to issue shares of our capital stock in order to meet current obligations under our stock option plans.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 10

PROPOSAL 11
(Agenda Item 10b)

AUTHORIZATION OF THE SUPERVISORY BOARD TO LIMIT OR EXCLUDE
PREEMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS

        Our Articles of Association provide that holders of common shares and cumulative financing preferred stock are entitled to a pro rata pre-emptive right of subscription for any issuance of common shares or cumulative financing preferred stock for cash, unless such right is limited or excluded by the Supervisory Board. Shareholders have no pre-emptive rights with respect to any common shares or cumulative financing preferred stock issued for consideration other than cash or issued to any of our employees. The holders of shares of cumulative preferred stock or priority shares do not have preemptive rights.

        If authorized by the shareholders, the Supervisory Board has the power to limit or exclude preemptive rights related to a particular issuance of common shares or cumulative financing preferred stock. This authorization of the Supervisory Board may be effective for up to five years and may be renewed for additional terms of five years. At the annual general meeting of shareholders held on May 14, 2003, the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted to the Supervisory Board at the May 14, 2003 meeting for a period of 18 months commencing on July 1, 2003.

        The Executive Board and the Supervisory Board propose that the shareholders renew the authorization of the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted at the May 14, 2003 annual meeting upon the issuance of any common shares or cumulative financing preferred stock for a period of 18 months commencing on July 1, 2004.

        We believe that the holders of our common shares should be able to participate, as much as possible, in any new issuance of our common shares. This participation may be accomplished through an exercise of pre-emptive rights during the statutory 14-day period under Netherlands law or, to the extent statutory pre-emptive rights have been excluded, by granting the existing shareholders a preference, under our Articles of Association, in the allocation of the issuance of any new shares.

12

Shareholders do not have statutory pre-emptive rights, nor rights under our Articles of Association, in the event that the issuance of new shares pertains to an acquisition to be financed by us with newly issued shares of our capital stock. To the extent we desire to pay the selling party in an acquisition with our common shares, we will limit our issuance of new stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.

        However, shareholders would have statutory pre-emptive rights, and rights under our Articles of Association, if we were to use the cash proceeds of a new issuance of shares to pay the selling party in an acquisition the consideration in cash. Therefore, in order for us to take advantage of appropriate opportunities to acquire new businesses by using either shares of our capital stock or cash raised through issuances of our capital stock, we believe that it is necessary to exclude statutory pre-emptive rights and the rights under our Articles of Association upon any issuance of new shares when the cash proceeds of such issuance are to be used to finance an acquisition. We will limit the issuance of our stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares. In addition, we will comply with Netherlands law and the rules of the various stock exchanges on which our shares are traded when we determine the price at which any new shares will be issued, when pre-emptive rights for those shares have been limited or excluded.

        The approval of this Proposal 11 is conditioned on the approval of Proposal 10 regarding the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. If shareholders representing less than 50% of the issued and outstanding shares are represented at the meeting, the affirmative vote of the holders of two-thirds (66 2/3%) of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude preemptive rights. However, if at least 50% of the issued and outstanding shares are represented at the annual meeting, then a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude preemptive rights.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 11

PROPOSAL 12
(Agenda Item 11)

APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO
REPURCHASE SHARES OF OUR CAPITAL STOCK

        Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if:

  •
  the amount of our shareholders' equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and

  •
  the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

The repurchase of our shares by the Executive Board requires approval by the Supervisory Board and the holder of the priority shares. In addition, the shareholders must also authorize the Executive Board to repurchase shares and this authorization will be valid for a term not to exceed eighteen (18) months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price

13

ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2004, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

        We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (1) the share's nominal value (€ 0.05 per share) and (2) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

        Shares of our cumulative financing preferred stock may be purchased at a price per share between (11 the share's nominal value (€ 0.05 per share) and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Executive Board to repurchase shares of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Executive Board to repurchase shares of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 12

14

INFORMATION ON PROVISIONS OF
THE DUTCH CORPORATE GOVERNANCE CODE
(Agenda Item 6)

        On December 9, 2003 the Corporate Governance Committee presented "The Dutch Corporate Governance Code," which we refer to in this proxy statement as the Code. The Code applies to all companies whose registered office is in the Netherlands and whose shares or depositary receipts for shares are officially listed on a stock exchange recognized by the Dutch government. The Code takes effect for financial years starting on or after January 1, 2004.

        The Code contains the principles of good corporate governance and concrete "best-practice" provisions governing the conduct of a company's management and supervisory board members and its shareholders. We share in the committee's belief that good entrepreneurship, including the integrity and transparency of decision-making by the management board, and the proper supervision and accountability for the supervision by the supervisory board, are essential if shareholders are to have confidence in a company's management and supervisory boards. Therefore, we adhere to the principles of good corporate governance as formulated by the committee and set forth in the Code and believe that the Code provides a sound basis for improving corporate governance that will help restore trust and confidence in companies. The principles formulated in the Code complement other corporate governance rules that apply internationally, such as the provisions of the Sarbanes-Oxley Act of 2002 adopted in the United States. Because our common shares are quoted on the Nasdaq National Market, we also are subject to many of the requirements of the Sarbanes-Oxley Act.

        We already meet a majority of the "best-practice" provisions of the Code. In our 2003 annual report to shareholders, which we have included with this proxy statement, we devote a chapter to our current corporate governance structure and to our level of compliance with the Code. However, we have not implemented all of the "best-practice" provisions of the Code. The Code acknowledges that companies may depart from provisions of the Code depending on the specific circumstances of the company and its shareholders. Therefore, pursuant to the Code's "apply or explain" principle, we have listed below the provisions of the Code that we have not implemented and a brief explanation of why we do not observe each provisions.

Provisions 11.1.1 of the Code: "A management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time."

        Provision 11.1.1 states that management board members are to be appointed to terms of no greater than four years. We will not be able to meet this standard as two of our current Executive Board members, Harrie L.J. Noy and Michiel C. Jaski, have been appointed to indefinite terms pursuant to their employment contracts. In the preamble to the Code, the committee acknowledges that existing contractual agreements between a company and its management board members cannot be set aside at will. We agree that we must honor the terms of the employment contracts with these two Executive Board members and as a result, in these instances, must depart from Provision 11.1.1 of the Code.

Provision 11.2.7 of the Code: "The maximum remuneration in the event of dismissal is one year's salary (the fixed' remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary."

        Provision 11.2.7 states that the maximum remuneration to be paid to a management board member upon his or her dismissal must be no more than one-year's salary, unless this amount would be unreasonable under the circumstances, in which event a member shall be paid twice the annual salary. Our current employment contracts with members of the Executive Board do not provide for severance pay. Consequently, in the event of an involuntary dismissal of any member of our Executive Board, the

15

severance compensation we will pay will be based upon applicable statutory regulations, the grounds for dismissal, salary amount, and the legal status of such employee under Netherlands law as determined by the employee's length of service at ARCADIS. This amount of severance could be more or less than one year's salary as set forth in Provision 11.2.7.

Principle 111.5 of the Code: "If the supervisory board consists of more than four members, it shall appoint from among its members an audit committee, a remuneration committee and a selection and appointment committee."

Provision 111.5.11 of the Code: "The remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the management board of another listed company."

        Principle 111.5 states that the Supervisory Board shall establish three committees: an audit committee, a remuneration committee, and a selection and appointment committee. Because of the relatively small size of our Supervisory Board and the current allocation of responsibilities among its members, we have combined the function of the remuneration committee and the selection and appointment committee into one committee that we have named the "Selection and Remuneration Committee." We believe this committee functions satisfactorily and that it is appropriate to have the same committee members who oversee the compensation of our officers and board members also to oversee the selection and appointment of these members. We currently intend to keep the remuneration committee and the selection and appointment committee combined into one committee that will perform both functions.

        Provision 111.5.11 states that the chairman of the supervisory board shall not chair the remuneration committee. Currently, our Chairman of the Supervisory Board, Luck M. van Leeuwen, also chairs the Selection and Remuneration Committee. Although Mr. van Leeuwen will retire after our 2004 annual meeting, we intend for the chairman of our Supervisory Board to continue to serve as chairman of the Selection and Remuneration Committee because we believe that the chairman of the Supervisory Board has the most knowledge of, and is in the best position to understand the goals, strategies and requirements of the Supervisory Board and Executive Board in hiring, retaining and compensating our officers and directors.

Provision IV.1.1 of the Code: "The general meeting of shareholders of a company not having statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one third."

        Provision IV. 1.1 states that a majority of the shares cast at a general meeting of shareholders may cancel the binding nature of a nomination for appointment to the management or supervisory boards, or may approve the dismissal of a member of the management or supervisory boards, and that this majority may represent a particular percentage of the issued capital of a company, but in no case may the proportion be greater than one-third. At the 2003 annual meeting, our shareholders approved amendments to our Articles of Association which provide that:

  •
  two-thirds of the votes cast, representing at least one-half of our issued capital, is required to cancel the binding nature of a nomination to, or a dismissal from, the Executive Board, and

  •
  two-thirds of the votes cast, representing at least one-third of our issued capital, is required to cancel the binding nature of a nomination to, or a dismissal from, the Supervisory Board.

        These voting requirements were proposed after taking into consideration the amount of voting interest held by the foundation, Stichting Lovinklaan, so that other shareholders will have a real opportunity to influence appointments and/or dismissals. As we explained to our shareholders at the 2003 annual meeting, the nominations to our Executive Board usually will be binding and nominations to our Supervisory Board usually will be non-binding.

16

        Because our shareholders very recently voted on these voting requirements, we believe that our shareholders have indicated their approval and acceptance of our departure from this Code provision and a change is not considered opportune at this time. In addition, the Dutch legislature has not yet issued any final policy on this topic.

Provision IV.3.1 of the Code: "Meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences shall be announced in advance on the company's website and by means of press releases. Provision shall be made for all shareholders to follow these meetings and presentations in real time, for example by means of webcasting or telephone lines. After the meetings, the presentations shall be posted on the company's website."

        Provision IV.3.1 states that our meetings with and presentations to analysts and investors and our press conferences should be announced in advance on our website and that shareholders should be able to follow these meetings, presentations and press conferences in real time. We agree with this provision of the Code that, in practice, all of our shareholders should be able to follow our meetings with and presentations to analysts and investors and our press conferences in real time. We publicize our analysts meetings and press conferences in advance on our website and then post the presentations given at these meetings on our website. However, we are not able to provide real time access via webcast, telephone or other means to our presentations to individual institutional investors because of the frequency of these meetings and because the location of these meetings usually does not occur in our offices. It is our policy to make any material information presented to individual institutional investors at these meetings public to our shareholders through news releases. We believe, therefore, that our shareholders receive all material information about our company as do analysts, institutional investors and the press and that we strive to make this disclosure simultaneously to all parties, to the extent practicable.

17

OTHER MATTERS

        The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the annual meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

        A list of shareholders of record entitled to receive notice of the annual meeting will be available at the offices of ARCADIS, Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, for inspection by our shareholders during regular business hours from April 13, 2004 to the date of the annual meeting. A list of shareholders of record at the close of business on May 11, 2004, the day immediately preceding the annual meeting, will also be available during the annual meeting for inspection by shareholders who are present.

AVAILABILITY OF ANNUAL REPORT

        ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: ARCADIS N.V., UTRECHTSEWEG 68, 6812 AH ARNHEM, THE NETHERLANDS, ATTENTION: ANJA VAN BERGEN-VAN KRUIJSBERGEN; OR ARCADIS N.V. C/O ARCADIS GERAGHTY & MILLER, INC., 88 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTENTION: JOOST SLOOTEN. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY'S WEB SITE AT WWW.ARCADIS-GLOBAL.COM/INVESTORS/CALENDAR/INDEX.HTM.

                      /s/ Harrie L.J. Noy

                      Harrie L.J. Noy
                       Chairman of the Executive Board

Arnhem, The Netherlands
April 13, 2004

18

Annual Report 2003 Core values as a basis for succes

ARCADIS
Infrastructure, buildings, environment, communications

Introduction Theme Table of contents

Core values as a basis for success

ARCADIS is an integral part of the society.  A society that is increasingly transparent, in which information is readily accessible, and companies are held accountable for actions rather than rhetoric.

This means ARCADIS is more and more accountable for its actions.  Motivating and explaining choices.  Being transparent.  Assessing whether or not its role in society is accepted and appreciated.  ARCADIS assigns value to its actions.  Not just financial values, but also normative values.  Values that come from the heart of the Company, the core values integrity, entrepreneurship and agility.

ARCADIS’ core values did not come out of the blue.  They result from discussions between management and employees about what really motivates us in our daily work.  They are the basis for our actions.

These actions are taken in an ever-changing environment, in a Company that is itself in development.  In this setting, the way in which ARCADIS thinks and acts is essential.  Integrity, entrepeneurship and agility.  These are the core values that characterize ARCADIS.  Values that clients can rely on.

In this year of corporate governance, ARCADIS dedicates its report to these values.  We link our values to our daily practice.  How? Let our people tell you.  Because they are the heart of our Company.  A Company in the center of society.

Please refer to pages 60, 68 and 76 for the remaining theme information.

ARCADIS NV

Utrechtseweg 68, 6821 AH, Arnhem,
The Netherlands
P.O. Box 33, 6800 LE, Arnhem,
The Netherlands
Tel +31 26 3778911
Fax +31 26 4438381
E-mail ir@arcadis.nl
Internet www.arcadis-global.com
Chamber of Commerce Arnhem,
The Netherlands Trade registry no. 51284
VAT: NL 0062.93.700.B.01

For other company addresses see page 106 of this report.

This is a true and correct translation of the Dutch Annual Report 2003 of ARCADIS NV.  If different interpretations regarding the contents arise, the Dutch version will prevail.

Safe Harbor Provision

Except for the historical information contained herein, the statements in this report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results.  Those risks include, among others, risks associated with possible changes in environmental legislation, changes in investment flows for infrastructure, changes in the investment climate for buildings and telecommunications infrastructure, and more generally, risks related to the Company’s ability to acquire and execute projects.  These and other risks are described in this annual report on page 70 and in ARCADIS’ filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

Highlights 2003
Selected financial data

Highlights 2003

•             Despite difficult market, income decline is limited.  Net income from operations totaled € 22.5 million or € 1.11 per share, a decline of 9% from 2002; excluding currency effects the decline was 4% compared to 2002.

•             Profits declined primarily as a result of difficult market conditions and higher pension charges in The Netherlands, where capacity was adjusted to market demand, leading to a reduction of 325 employees.

•             A strong increase in contribution was realized from non-consolidated companies as a result of energy projects in Brazil.  This offsets the decline in operating income in that country.

•             Cash flow from operating activities (including changes in working capital) increased to € 59.1 million

•             Gross revenue rose 3%.  Excluding currency effects, the increase was 10%.  Of this, 9% came from acquisitions.

•             Organic decline in The Netherlands, Brazil and donor-financed market is offset by organic growth in United States and other European countries.

•             The environmental market was the most significant growth segment, with 10% organic growth, resulting primarily from the successful GRiP™ program in the United States.

•             Infrastructure was organically stable.  Declines in The Netherlands and Brazil were offset by growth in other European countries.

•             A strong organic decline in the buildings segment was the result of difficult European market conditions.  Market recovery in the United States has not yet occurred.

•             A strong organic decline continues in the communications segment, the result of earlier declines in telecommunications in the United States and difficult market conditions for real estate valuations in The Netherlands.

•             Solid progress occurred as a result of strategic expansion through acquisitions.  Our position in the U.S. infrastructure market strengthened, as did home market positions in The Netherlands, Germany, and Belgium.  Expansion concerns € 86 million in gross revenue and 955 employees.

•             The joint venture of ARCADIS and Aqumen won a contract with Philips Nederland to manage 650,000 square meters of this client’s office space, this is a major breakthrough in the facility management market.

•             Structure regime abandoned, enlarging shareholder influence, among other things regarding the appointment of members to the Executive and Supervisory Boards.

Gross revenue in € million

Operating income in € million

Net income from operations in € million

Selected financial data

amounts in millions of euros unless otherwise stated

	2003 in US$*	2003	2002	2001	2000	1999
Revenue
Gross revenue	953	841	819	797	776	656
Net revenue	674	595	578	563	551	460

Operating results
Net income from operations	25.7	22.5	24.9	23.2	20.7	17.6
Operating income	41.1	36.0	42.9	38.8	35.2	27.8
Income of non-consolidated companies	2.9	2.6	0.7	0.5	0.8	1.4
Extraordinary items after taxes	—	—	—	2.0	—	—
Net income	24.3	21.4	24.7	25.1	20.7	17.6
Net income as % of shareholders’ equity	15.5%	15.8%	18.4%	20.2%	19.2%	18.8
Dividend proposal	12.0	9.8	9.7	8.9	7.9	6.5

Capital employed
Balance sheet total	438.6	347.3	343.8	310.0	298.8	296.3
Total long-term capital employed	244.8	193.8	182.9	174.9	157.1	125.8	**
Total equity	182.0	144.1	141.8	139.8	119.6	103.7	**
Total equity as % of balance sheet total	41.5%	41.5%	41.3%	45.1%	40.0%	35.0	**
Interest coverage ratio	12.7	12.7	19.4	14.6	10.6	12.0
Debt to EBITDA ratio	0.8	0.7	0.7	0.6	0.7	1.3

Net cash provided by operating activities	69.6	59.1	45.8	49.7	49.7	23.9

Total shares outstanding at December 31 (in thousands)	20,431	20,431	20,297	20,285	20,275	19,769

Data per share of € 0.05 (in euros)
Net income from operations	1.26	1.11	1.22	1.14	1.04	0.90
Net income	1.19	1.05	1.21	1.24	1.04	0.90
Dividend proposal	0.59	0.48	0.48	0.44	0.39	0.33
Shareholders’ equity	8.44	6.68	6.64	6.59	5.68	5.08	**

Personnel***
Average number of employees		8827	8020	7619	7657	7217
Number of employees at December 31		9277	8503	7658	7742	7711

* Exchange rate: Balance sheet data US$ 1.00 = € 0.79177 (December 31, 2003); Income data US$ 1.00 = € 0.93224 (1st quarter),

€  0.88130 (2nd quarter), € 0.88929 (3rd quarter) and € 0.84178 (4th quarter); 2003 Dividend data: US$ 1.00 = € 0.82021 (March 5, 2004).

** Adjusted for comparison purposes

*** The headcount includes the total number of employees of proportionally consolidated companies

Dividend per share in €	Dividend yield	Interest coverage ratio	Debt/EBITDA ratio

The ARCADIS share

Stock exchange listings

ARCADIS shares are listed on the Euronext Amsterdam under the symbol ARCAD and on the U.S. NASDAQ Stock Market under the symbol ARCAF.  On the Euronext Amsterdam exchange, two liquidity providers are active in the ARCADIS share: ABN AMRO Bank and Rabo Securities.

Investor Relations

ARCADIS has an active investor relations policy aimed at strengthening its relationship with existing shareholders, and attracting new shareholders.  ARCADIS follows a quarterly reporting cycle for its financials and, in addition, informs the market through press releases on important developments and positioning project wins.  Twice a year, ARCADIS organizes a financial analyst meeting.  Every quarter a conference call, which is accessible through a live audio link through the ARCADIS website, is held with financial analysts.

Together with several parties, ARCADIS regularly organizes meetings with retail investors in The Netherlands and Belgium.  Extensive investor information is available on our website (www.arcadis-global.com).  There, investors can also sign up to automatically receive press releases and quarterly earnings reports.  In addition, regular meetings are held with institutional investors in major European markets, as well as in the United States.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders is scheduled for May 12, 2004 at 2:00 p.m. and will be held at Musis Sacrum in Arnhem, The Netherlands.  The agenda for this meeting is available upon request and can be found on the Company’s website (www.arcadis-global.com).

Dividend

It is proposed that the dividend over 2003 be € 0.48 per share, compared to € 0.48 for 2002.  Calculated with the 2003 closing price of the ARCADIS share on Euronext of € 9.34, the dividend yield is 5.1%.  The dividend will be distributed entirely in cash.  ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations as reported under the Generally Accepted Accounting Principles in The Netherlands.

Historic development of the number of outstanding shares of ARCADIS

	As per January 1	Issuance of new shares related to options	Stock purchase plans	Stock dividend	As per December 31

1999	19,256,201	—	17,714	495,202	19,769,117
2000	19,769,117	—	14,938	491,103	20,275,158
2001	20,275,158	—	9,283	—	20,284,441
2002	20,284,441	7,993	4,240	—	20,296,674
2003	20,296,674	133,703	—	—	20,430,377

Share price development

At the beginning of 2003, the share price was € 7.94, while the year closed with a share price of € 9.34, an increase of 18%.  As a result, the share price performed better than the Dutch AEX index.  On the U.S. NASDAQ exchange development was consistent with that of the index.  There, the ARCADIS share opened at the beginning of 2003 at a price of US$ 8.38 and closed year-end 2003 at US$ 11.80, an increase of 41%.

ARCADIS (Euronext) against AEX

Price per share on Euronext Amsterdam NV

in €	High	Low	Close
1999	8.65	6.10	7.85
2000	9.10	7.00	8.55
2001	9.75	8.00	9.35
2002	11.19	7.94	7.94
2003	10.50	6.41	9.34

ARCADIS (NASDAQ) against NASDAQ

Price per share on NASDAQ

in US$	High	Low	Close
1999	9.000	6.500	6.875
2000	8.000	6.125	7.625
2001	8.800	7.310	8.390
2002	10.350	8.000	8.380
2003	12.600	7.000	11.800

Data per share in €

	2003		2002	2001	2000	1999
Net income from operations	1.11		1.21	1.14	1.04	0.90
Net income	1.05		1.21	1.24	1.04	0.90
Dividend	0.48	*	0.48	0.44	0.39	0.33
Shareholder’s equity	6.68		6.64	6.59	5.68	5.08

*) Proposed dividend

Trading volume

The average daily volume in ARCADIS shares on Euronext in 2003 was 12,000 shares, comparable to the volume in 2002.  In the Dutch market, a considerable number of transactions are completed between institutional investors over the counter.  When this liquidity is taken into account, the total number of shares traded daily in The Netherlands in 2003 would be 21,000 shares.  On the U.S. NASDAQ exchange, liquidity in the ARCADIS share was also higher.  The average daily volume increased to 4,000 shares, compared to 2,000 shares in 2002.

Peer group

To benchmark its performance, ARCADIS has selected a group of peer companies.  This group consists of international, public companies in the consulting and engineering business with activities and a size comparable to ARCADIS.  This peer group includes the following companies:

Grontmij NV, Euronext Exchange
WS Atkins plc, London Stock Exchange
Jaakko Pöyry Group, Helsinki Stock Exchange
TRC Companies, Inc., New York Stock Exchange
Tetra Tech, Inc., NASDAQ Stock Market
URS Corporation, New York Stock Exchange

The share price development in the peer group compared to the share price development of ARCADIS is provided graphically below:

Ownership information

Under the Disclosure of Major Holdings in Listed Companies Act, we received the following notifications, where possible, as per the situation year-end 2003:

Stichting Lovinklaan	28.2%	(in the Company register year-end 2003)
Vereniging KNHM	6.2%	(in the Company register year-end 2003)
Fortis N.V.	6.6%	(situation end 2003)
Delta Deelnemingen Fonds	5.17%	(situation end 2003)
Smoorenburg B.V.	5.08%	(notification 2003)

Financial calendar (tentative)

May 4, 2004	First quarter 2004 results Conference call (live via the web)
May 12, 2004	Annual General Meeting of Shareholders
May 14, 2004	Ex-dividend quotation
May 26, 2004	Dividend payment date
August 10, 2004	Second quarter 2004 results Press conference (morning) Financial analyst meeting (afternoon) Conference call (live through the web)
November 10, 2004	Third quarter 2004 results Conference call (live through the web)

Contact information

For general information about ARCADIS, please visit our website.  Or you may call or email Investor Relations:

Joost Slooten, phone: +31 26 377 8604
email: j.slooten@arcadis.nl
Evelien Hamelink, phone: +31 26 377 8337
email: e.a.hamelink@arcadis.nl

Shareholders’ reports

Copies of the Company’s 2003 Dutch and English language Annual Reports and the Company’s 2003 Form 20-F as will be filed with the Securities and Exchange Commission in the United States are available at no charge from:

ARCADIS NV
Investor Relations
P.O. Box 33
6800 LE Arnhem
The Netherlands
Phone: +31 26 377 8355

or

ARCADIS NV
Investor Relations
88 Duryea Road
Melville, New York 11747
United States
Phone: +1 631 391 5262

Advisors

Investor Relations

Financial Dynamics, New York, New York, United States
Rematch, Amsterdam, The Netherlands

Independent auditors

KPMG Accountants N.V., De Meern, The Netherlands

Fiscal Counsel

KPMG Meijburg & Co, Arnhem, The Netherlands

Legal Counsel

De Brauw Blackstone Westbroek, Amsterdam, The Netherlands
Alston & Bird, Atlanta, Georgia, United States

Registrar and common stock transfer agent

Euronext Amsterdam: ABN AMRO Bank, Amsterdam, The Netherlands

NASDAQ Stock Market: Bank of New York, New York, New York, United States

Profile

Brief overview of Company activities

ARCADIS is an international company providing management, consulting, and engineering services in the fields of infrastructure, environment, buildings, and communications.  With client success central to our total business approach, we work in all project phases, from concept to completion, including operations and maintenance.

Our private- and public-sector clients call on us for a broad range of integrated services: feasibility studies, design, engineering, project management, implementation and facility management, plus related legal and financial services.

ARCADIS has 9000 employees, who together generate € 850 million in annual revenues.  We are results-oriented, continually investing in our skills to maximize clear value while creating viable solutions that assure your success.

Infrastructure

ARCADIS offers a broad range of services in the infrastructure market.  In rail infrastructure, this includes implementation of new and maintenance of existing track sections, including safety, communications, and energy supplies.  ARCADIS designs roads, civil engineering structures, airports, harbors, and waterways.  In the area of water management, the Company is active in designing dikes, retention ponds, and large-scale dams.  In the design of bridges and tunnels – in various soils – ARCADIS is a formidable player.  In infrastructure for energy supply, we design small-scale energy production plants, as well as hydroelectric power plants and wind parks.  In and around the city, ARCADIS is active in designing new industrial parks and residential areas and is involved in reconfiguration and restoration programs.

Gross revenue by activity	Gross revenue in € million

Environment

ARCADIS is a world player in environmental services.  The complete range of services includes consulting on environmental policy for companies and governments, conducting environmental impact assessments, and providing support in the area of environmental management, as well as on issues related to environmental legislation.  ARCADIS investigates soil and groundwater contamination, develops cost-effective solutions for the remediation, and brings these remediation projects to completion.  For corporations, ARCADIS provides guidance on dealing with waste streams from certain production processes and advice on the reduction of energy and water usage.  Activities in the area of waste management, ecology, and nature development are also included in the environmental segment.

Buildings

In the buildings segment, ARCADIS designs commercial buildings such as offices, retail stores, or factories – for the automotive and pharmaceutical industries, among others.  In addition, ARCADIS designs institutional buildings such as laboratories, schools and universities, museums, and prisons.  ARCADIS also has significant expertise in the area of multi-functional buildings like stadiums and railway stations.  Within the facility management service package, ARCADIS can completely manage companies’ facilities, so that clients may concentrate on their core activities.

Communications

ARCADIS provides services in three main categories of the communications segment: telecommunications, data collection, and geographical information systems (GIS).  Services in the area of telecommunications include installations for mobile phones, as well as wire-line connections including fiber optics.  ARCADIS arranges site selection and permits for the construction and also produces the technical designs.  In data collection, ARCADIS concentrates on gathering information related to (the value of) real estate.  This information is used by governments for taxation purposes.  The Company also delivers geographical information systems with which clients can better manage their assets through the combining of complex datasets.

Gross revenue in € million	Gross revenue in € million	Gross revenue in € million

Introduction by the Chairman

Executive Board: Michiel Jaski (left) and Harrie Noy, Chairman

In 2003, ARCADIS pressed on under full sail to ultimately achieve a satisfactory result.  The economic situation was not very promising, and the international political situation was characterized by insecurity and instability.  Despite these conditions, gross revenue grew, and income remained at a reasonable level.  Net income from operations totaled € 22.5 million or € 1.11 per share.  This is a decrease of 9% compared to last year.  Of this decrease, 5% resulted from currency exchange rate declines against the euro; excluding this currency effect, the decrease in net income was limited to 4%.  Gross revenue grew by 3% to € 841 million.  Excluding currency effect, gross revenue growth was 10%, consistent with our strategic goal.

Because of the favorable development of cash flow, we propose to maintain the (cash) dividend at € 0.48 per share.

Almost everywhere, income development remained good.  An exception was The Netherlands where worsening market conditions, resulting from the recession, the restraint in government spending, and the delays in project awards because of a focus on bidding procedures, were a considerable burden.  This led to increased competition and, combined with higher pension charges, to pressure on margins.  In response to this situation, headcount in The Netherlands had to be reduced to correspond to the lower market demand.  To improve our competitive edge, an overhead reduction program will be implemented in 2004.

It is pleasing to note that ARCADIS’ two most significant market segments yielded a solid performance.  In the infrastructure market, the decline in The Netherlands and Brazil was offset by growth in other European countries; while in the environmental segment, the successful GRiP™ program in the United States produced a 10% organic growth.  This demonstrates that ARCADIS has strong positions in these markets and that our strategy aimed at growth through synergy is yielding results.

We made substantial progress in the strategic expansion of activities.  In the U.S. infrastructure market, we strengthened our position with three acquisitions.  In The Netherlands and Germany, two companies were acquired with activities in the area of project management and consulting, expanding our higher value-added activities.  In Belgium and Brazil, our position was also expanded with acquisitions.  In mid-2003, the joint venture of ARCADIS and Aqumen signed a large contract with Philips Nederland for facility management of 650,000 square meters of office space.  This breakthrough offers prospects for expansion to other clients.

Also under current market conditions, it is important to maintain the chartered course for the Company.  This means creating new opportunities in the market through synergy and cooperation.

A focus on client issues and needs is essential.  This external emphasis is also needed for the development of new services.  Even in current market conditions, these can produce growth.  Good examples are the initiatives in the area of facility management, expansion of the GRiP™ program, refurbishment and expansion of rail infrastructure, and public-private cooperative projects.

2003 was also the year of corporate governance.  After the Sarbanes-Oxley Act became effective in the United States earlier, The Netherlands saw the introduction of the Tabaksblat Code.  ARCADIS considers integrity, accountability, and transparency important pillars for the proper functioning of an international listed company.  We support almost all principles and best practice provisions of the Dutch Code.  In many areas, ARCADIS already is in compliance with the Code.  Where needed, adjustments will be implemented in 2004 to comply with the Code.  Early in 2003, the ARCADIS General Business Principles were introduced.  These serve as a touchstone for the behavior of individual employees and the Company as a whole.  In it, respect for laws and regulations, professional integrity, and transparency are important elements.

The market conditions are challenging, but given our geographical expanse, strong portfolio, and solid client relationships, we are strongly positioned to weather this challenge, as we proved in this past year.  In the longer term, the markets in which ARCADIS is active offer a solid outlook.  The demands society is placing on mobility, water, environment, safety, and sustainability are increasing.  ARCADIS operates at the heart of that society.  With our strong local presence and worldwide knowledge, we can benefit from these many opportunities, which will result in Company growth.  The bases of this growth are our three core values: entrepreneurship, integrity, and agility.  Wherever in the world ARCADIS is active, clients can count on these three core values.  They are reflected in our General Business Principles and are the anchors of our thought processes and conduct.  These core values are the basis for our success.

We are aware that, in the past year, considerable efforts were needed in many parts of the Company to achieve our goals.  That is why we want to express our gratitude to the employees of ARCADIS for their enthusiastic dedication and perseverance.  We also want to thank our clients and shareholders for the trust they placed in us.  That trust is the foundation for our continued success.

On behalf of the Executive Board,
Harrie L.J. Noy, Chairman

Report by the Executive Board

Vision and strategy

Investing in knowledge and value creation for customers is the basis for profitable growth

Vision

ARCADIS’ vision is to be among the premier international companies supplying management, consulting, and engineering services for the design and management of the human habitat.  The Company focuses on four market segments: infrastructure, environment, buildings, and communications.  In these markets, ARCADIS provides services to public- and private-sector clients.  To provide superior services to these clients, it is essential that we have a thorough understanding of their needs and the business environment in which they operate.  For this reason, ARCADIS has an extensive network of offices in those countries in which we operate.  By combining a strong local presence with our vast expertise and experience, we are able to offer unique solutions that provide value for our clients.  In addition, our international presence provides us the opportunity to serve international companies in multiple countries, thereby creating value for our multinational clients.

To provide the aforementioned benefits to our clients, internal synergy and cooperation are strongly fostered.  To stimulate this, ARCADIS has adopted the ‘one-firm’ concept.  This means, among other things, that as many activities as possible are brought to market under the ARCADIS brand, using a unified corporate identity.  The Company has also adopted a set of core values that are reflected in the ARCADIS General Business Principles.  Through these, cohesiveness within the Company is strengthened, while respecting cultural differences.  Respect is critical for effectively serving clients, as well as fostering an internal working environment in which people and activities can thrive.

In addition to sound knowledge in the areas infrastructure, environment, buildings, and communications, ARCADIS’ core competencies are the ability to assess the challenges of our clients in a broader context (part of a bigger picture) and the ability to generate integrated solutions based on solid workmanship and strong project management skills.  Our employees possess these core competencies.  In effect, ARCADIS ‘lives’ by the knowledge and skills of its people, as well as the professional application of these strengths for the benefit of clients.  Investing in employee development and providing growth opportunities are, therefore, important tenets of Company policy.  Together with creating value for clients, investing in our employees is the basis for profitable growth.  In turn, growth creates value for shareholders, encouraging them to invest further in the growth of the Company.  This ensures continuity and is in the interest of all stakeholders.

Important market trends

Market offers enough opportunity

Trends in the market in which ARCADIS operates are positive, certainly in the longer term.  Demands for the living and working environment are increasing.  A large part of the world’s population lives in river deltas.  This naturally places higher demands on infrastructure and environment to guarantee safe and healthy living conditions.  Climate changes, combined with far-reaching urbanization, demand that considerable investment be made to maintain good living conditions in the longer term.

Globalization of industry continues

The international expansion of private-sector companies is continuing.  This is a favorable development for ARCADIS as we can provide service to international companies in multiple countries.  Multinational companies increasingly demand this type of international service offering.  The increasingly stringent demands regarding transparency demand these companies disclose their (potential) environmental liabilities in a clear fashion.  By using one specialized international firm such as ARCADIS, these risks can be presented in a uniform fashion.  Clients for whom ARCADIS does infrastructure or building design work are also requesting our assistance when they expand their businesses into other countries because we understand their needs.  This situation currently occurs in China, where clients have asked ARCADIS to assist them with investments in that country.  In response to this development, an office will be opened in China in 2004, and cooperation will be sought with local partners.

Growth in mobility drives infrastructure demand

In all countries in which ARCADIS operates, we are experiencing a strong growth in the area of mobility.  This has been evidenced in, among other things, the growing length and number of traffic jams, and a growing irritation with the inadequate measures in place to remedy the congestion.  Many governments are beginning to realize that this congestion also hampers economic growth.  A good example is the Antwerp region in Belgium.  Here, the Flemish government took a comprehensive approach to improving the regional infrastructure and have committed to a ten-year program, representing an investment of some € 4 billion.  As a consortium partner working on this ten-year assignment, ARCADIS provides management and consulting services for the project.  Improvement in infrastructure also includes investment in public transportation and improved utilization of existing infrastructure.  ARCADIS’ extensive experience in rail infrastructure offers excellent opportunities for involvement in high-speed railway lines, as well as light-rail systems.  Our expertise in the area of traffic management and communication systems provides a solid basis for services aimed at improving utilization rates and refurbishing existing infrastructure.

Sustainability is a global theme

Worldwide, there is a growing realization that the world should be designed in a way that allows future generations to be able to use natural resources and have acceptable standards of living.  With this understanding, sustainability has become an important driver for the environmental market.  This is true for governments, as well as for private-sector companies.  For many companies, having a sustainable business model is an important part of acting in a socially responsible way.  Despite the current issues related to its ratification, the Kyoto protocol will be a strong stimulus for the reduction of greenhouse gases.  The decision to strive for sustainable solutions results in the integration of environmental issues into all plans and initiatives that concern the design of the living and working environment.

Expansion of the European Union

The expansion of the European Union with ten new countries will take place in 2004.  The success of this expansion hinges on considerable investments in the infrastructures of these countries, both in main roads and railways.  In addition, European legislation will lead to a considerable increase in the demand for environmental services once introduced in these nations.  ARCADIS will initially concentrate on Poland and the Czech Republic, two countries with great potential.  The Company is already strongly positioned there, providing a firm basis for further growth in this region.

Back to core business

For several years, a clear trend has developed in companies to concentrate on core activities.  The current, more challenging economic environment has strengthened this trend.  Non-core activities are increasingly outsourced to other parties.  This outsourcing includes the management of buildings and sites, as well as environmental activities such as wastewater treatment or waste management.

In many government organizations, we are seeing a similar trend.  Governments focus on policymaking and leave the planning and the management of policy implementation to private-sector companies.

Demand for risk sharing increases

There are a growing number of projects coming to market that require risk sharing.  Sometimes, governments may not have sufficient funding and ask the private sector to participate in public-private partnerships.  Sometimes, governments may want a larger private-sector contribution to stimulate innovative solutions or to enhance the way in which a project meets the end customers’ demands.  In other cases, risk sharing is a tool to generate commitment for the successful completion of projects.  ARCADIS considers this an opportunity, because it differentiates us from other firms.  In all cases, careful risk management is needed to analyse the risks, to the extent possible, and properly control them.

Report by the Executive Board

Vision and Strategy

Seizing growth opportunities with new products and services

Strategic Developments

After years of international expansion, ARCADIS has focused on expansion of its home market positions in Europe and North and South America since mid-2000.  This strategy concentrates on strengthening profitable growth in these geographical markets.  Therefore, four strategic cornerstones were selected:

•             Organic growth in the existing core business;

•             Development of new products and services;

•             Margin improvement;

•             Acquisitions to strengthen strategic growth.

Following is a brief description of the progress made in each of these areas in 2003.

Organic growth in existing core activities

Organic growth of activities limited

In 2003 organic growth was limited to 1%.  As a result of difficult market conditions, gross revenue declined in The Netherlands, South America, and the donor-financed markets.  In the other countries in Europe and in the United States, organic growth was achieved.  It is encouraging that the two most significant market segments of ARCADIS, infrastructure and environment (together representing 80% of revenues) performed well.  In the environmental segment, 10% organic growth was achieved, while in infrastructure, organic gross revenue remained stable.

Synergy contributes to growth

The key to achieving organic growth is synergy.  This includes synergy developed by using the knowledge available within ARCADIS to penetrate new markets elsewhere.  For this purpose, intranet facilities have been developed, promoting effective communication and exchanges within and between operating units.  In 2004, the competence management system will be expanded.  Synergy also occurs through the development and expansion of relationships with multinational clients.  In this area, our multinational clients program has proved very successful, as is evidenced by the execution of several Master Service Agreements; general contracts establishing the basis for providing international services to companies.

Program for growth in rail infrastructure

ARCADIS has unique expertise in the area of rail infrastructure, not only in civil engineering, but also specifically in the areas of security, communications, energy supply, and signaling for rail systems.  In 2003, a program was developed aimed at growing our activities in this area.  First, this involves expansion to other European countries, and second, it is aimed at increasing our involvement in the refurbishing of existing rail infrastructure.

Development of new products and services

Part of the Company’s organic growth results from new products and services.  All operating companies have developed initiatives to develop new products and services on the basis of existing competencies in an effort to benefit from growth opportunities in their respective markets.  Good examples are the development of wind energy projects in Germany and the GRiP™ program for the federal government in the United States.  In addition, new competencies must be developed for ARCADIS to participate in future growth markets.  To achieve this, the Company is focusing on facility management and Design, Build, Finance and Operate (DBFO) projects.

Breakthrough in facility management

This new type of service capitalizes on the trend among companies to outsource their non-core activities.  Facility management, among other things, includes the managing of clients’ buildings and sites.  To quickly penetrate this growth market, ARCADIS structured a joint venture with U.K.-based Aqumen in 2002.  In mid-2003, a breakthrough was made when we won a four-year contract with Philips Nederland.

Increased involvement in DBFO contracts

These contracts involve the delivery of a total solution (Design and Build), possibly the financing (Finance), as well as the operation of the business for a specific period (Operate).  It is expected that this approach will become more commonplace, certainly now that government financing is limited.  To bundle experience and control risks, a corporate group of experts has been assembled to support the operating companies in their initiatives in this area.  The main successes to date have been booked in Brazil where, in 2003, the development of one of the world’s largest biogas-fired energy production plants was completed.  This plant became operational early 2004.  Efforts were also focused on the development of prisons in Chile and the private development of a high-speed railway line between Tampa and Orlando in Florida.  Even though these projects were not won, the experience gained from our involvement will be applied to new initiatives.

Margin improvement

Margin improvement is a key component of the strategy introduced in 2000.  After three consecutive years of margin gains, totaling a 25% improvement, 2003 saw a trend reversal.  This resulted from deteriorated market conditions combined with higher pension costs in The Netherlands.  The margin declined to 6.0%.  Taking into account the non-consolidated contribution from the energy projects in Brazil, the margin totaled 6.5%.  To reach a higher structural margin, 2003 saw the continued divesting or outsourcing of non-performing activities.  Smaller units in The Netherlands were sold, and portions of the Dutch contracting activities were discontinued.  Meanwhile, several operating companies are outsourcing their detailed engineering to Romania to improve their competitive position and their margins.

Acquisitions

Acquisitions remain an important cornerstone in the ARCADIS strategy.  The purpose of acquisitions is to further strengthen our home market portfolios, enhancing existing activities and stimulating additional growth.  After reinstating the acquisition program in 2002, it was accelerated in 2003.  The following eight companies were acquired:

Name	Country	Emplo- yees	Revenue 2002 in € million	Consoli- dated per

Fally Delbar Jouniaux	Belgium	30	3	January 2003
Domus Nitida	Belgium	10	1	July 2003
Homola	Germany/Czech Republic	125	10	May 2003
Tetraplan	Brazil	5	1	May 2003
Reese Macon Associates	U.S.	10	2	May 2003
Finkbeiner, Pettis & Strout	U.S.	300	26	June 2003
Lawson, Noble & Webb	U.S.	125	9	July 2003
PRC Bouwcentrum	The Netherlands	350	34	Sept. 2003
Total		955	86

Fally in Belgium brings expansion to the Walloon provinces.  Through a strong ARCADIS position in the Flemish part of Belgium, the Company can benefit from market growth in the Walloon provinces.  The acquisition of the relatively small firm Domus Nitida, also in Belgium, added expertise in the field of facility management.  Homola Projektmanagement in Germany specializes in project and program management and is a valuable addition to the existing activities in the German market.  Brazilian Tetraplan provides superior consulting services in the area of ecology and environmental policy to the Brazilian government and strengthens our position in that market.  In the United States, three companies were added; all active in the infrastructure market: Finkbeiner, Pettis & Strout, strong in wastewater treatment and active in Ohio, Michigan, North Carolina and Virginia, and Reese Macon and Lawson, Noble & Webb, both active in the growing Florida infrastructure market.  The acquisition of PRC Bouwcentrum in The Netherlands added superior project management and consulting capabilities, as well as access to new market segments such as health care and education.

The acquisitions all meet the following ARCADIS financial criteria:

•             A positive contribution to earnings per share;

•             A margin equal to or higher than the ARCADIS average;

•             A return on investment (IRR) of 15% or more.

The total investment for acquisitions in 2003 was € 42 million, of which € 32 million was for goodwill.  This also includes the expansion of the Company’s share in ARCADIS Geotecnica in Chile to almost 100%, as of January 1, 2003.

Financial goals

ARCADIS maintains the following financial goals for the mid to long term:

•             Gross revenue: average annual growth of 10% or more, half of which is organic;

•             Operational margin: 8% (operating income as a percentage of net revenue);

•             Earnings per share: average annual growth of 10% or more;

•             Return on invested capital of 15% or more.  This is net income, excluding interest charges, compared to shareholders’ equity plus net interest-bearing debt, calculated as an average over four quarters.

The goals listed above exclude the effects of currency exchange rate differences, amortization of goodwill and extraordinary results.  For the calculation of return on invested capital, goodwill is capitalized on the balance sheet as of 2001.

Below are the results of the past four years compared to the above goals, excluding currency effects.

	Goal	2000	2001	2002	2003

Gross revenue	10%	13%	3%	6%	10%
Organic	5%	7%	3%	2%	1%
Acquisitions	5%	6%	0%	4%	9%
Organic in infrastructure plus environment			10%	5%	4%
Operational margin	8%	6.4%	6.9%	7.4%	6.0%
Earnings per share	10%	10%	10%	11%	-4%
Return on invested capital	15%	14.8%	17.6%	18.5%	15.7%

Report by the Executive Board

Results and financing

Limited profit decline at increasing revenues

Gross revenue 3% higher

In 2003, ARCADIS was confronted with more difficult market conditions across the board, the result of the poor European economy, insecure economic recovery in the United States, and the international political situation with the war in Iraq in the 2003 first half.  Nevertheless, ARCADIS was able to achieve a gross revenue growth of 3% to € 841 million compared to € 819 million in 2002.  Exchange rate differences, especially the lower rate of the U.S. dollar against the euro, exerted a negative effect of 7%.  Excluding this currency effect, gross revenue increased by 10%.  This increase is consistent with the Company’s goal to achieve an annual gross revenue growth of 10%.  Acquisitions contributed 9% to growth, and organic growth was 1%.  Organic growth primarily occurred in the United States, Belgium, and the United Kingdom.  The solid performance in the U.S. environmental market, particularly, contributed to growth.  However, this growth was offset by organic declines in The Netherlands and Brazil as a result of poor market conditions and uncertainty in the donor-financed markets as a result of unstable international political conditions.

Net revenue also 3% higher

Net revenue, the part of sales produced by the Company’s own employees, increased to € 595 million compared to € 578 million in 2002, an increase of 3%.  Exchange rate differences produced a 6% decline, while acquisitions contributed a 10% growth.  At minus 1%, organic growth in net revenue was slightly lower than in gross revenue, resulting specifically from strong growth in the U.S. environmental market for GRiP™ projects that have a larger component of third-party services.

Operational cash flow in € million	Solvency	Operational margin

Geographic distribution of revenues shifts

Acquisitions and exchange rate differences produced a considerable shift in the geographical distribution of revenues.  In 2003, 32% of revenues came from North and South America (2002: 36%), while The Netherlands contributed 35% (2002: 36%).  Other European countries increased to 27% through acquisitions (2002: 22%), while other countries remained stable at 6%.

Development of operational costs

Operational costs increased by 5% to € 543 million (2002: € 519 million).  Acquisitions produced a 10% increase in operational costs, while currency effects resulted in a 6% decline.  The organic cost increase totaled 1%.  The organic increase in operational costs was, therefore, higher than the organic increase in net revenue.  This was primarily the result of developments in The Netherlands and Brazil.  In light of the difficult market conditions, a cost-reduction program was implemented in The Netherlands.  Despite an increase of € 6.0 million in pension charges, the cost-reduction measures led to a decrease in operational costs.  This decrease, however, was insufficient to compensate for the decline in net revenue.

Depreciation stable

With an increase of 1%, depreciation (excluding amortization of goodwill) was almost unchanged.  The increase is slightly lower than that of net revenue because the acquisitions are primarily consulting companies that have lower depreciation.

Operating income lower

Operating income (earnings before interest, taxes, and amortization) declined to € 36.0 million against € 42.9 million in 2002.  This 16% decline is largely attributable to conditions in The Netherlands and Brazil.  In The Netherlands, the strong increase in pension charges could not be passed on in the pricing, and margins were under pressure as a result of poor market conditions.  In Brazil, the change in government caused delays in project awards, resulting in a lack of work for some staff.  This decline was offset by the positive contribution of energy projects developed in 2002.  If this contribution, reported in non-consolidated companies, is added to operating income, the decline in operating income would have been 10%.  Acquisitions (after acquisition cost) yielded a positive effect of 10% on operating income.  The 2002 operating income included an incidental book gain on the sale of an activity in the United States, resulting in a negative effect on operating income development in 2003 of 4%.  The currency effect produced a decline of 7%.  The organic decline of 9% is not an unfavorable result, given market conditions and higher pension charges.

Margins in infrastructure and environment remain at a solid level

Market conditions resulted in a decline in margin (operating income as a percentage of net revenue) from 7.4% to 6.0%.  If the contribution from the Brazilian energy projects is included in operating income, the margin would be 6.5%.

As 2003 is the first year in which ARCADIS reports margins by activity, it is not possible to measure the consistency of these figures.  At 7.4% and 9.3%, respectively, margins for infrastructure and environmental activities were solid.  At –1.1% and –0.6%, respectively, margins for buildings and communications activities were reflective of market conditions in these two segments.

Financing charges higher

Financing charges increased 28%, primarily as a result of the financing of acquisitions.  Financing charges totaled € 2.8 million, against € 2.2 million in 2002.

Tax rate stable

At 35.2%, the tax rate was almost unchanged from the 35.4% of 2002.  In the United States, ARCADIS may qualify for a tax credit for expenditures on research and experimitation.  From 1999 through 2001, a total of US$ 5.4 million was included in operating income related to this tax issue.  Awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit, no credits have been included in the results since 2002 as a precautionary measure.

Gross revenue by region

Report by the Executive Board

Results and financing

Growth in contribution non-consolidated companies

Contribution of non-consolidated companies higher; minority interest lower

The contribution from non-consolidated companies rose from € 0.7 million in 2002 to € 2.6 million in 2003.  This increase is largely attributable to the contribution of € 1.8 million from energy projects in Brazil, developed by ARCADIS in cooperation with other parties.  In these projects, ARCADIS holds a minority interest through its Brazilian subsidiary ARCADIS Logos.  It is expected that these energy projects will continue to positively contribute to results in the coming years.  In addition, income from non-consolidated companies includes a non-recurring dividend of € 0.5 million, related to the liquidation of the Holland Environmental Venture Fund.

Minority interest – that part of net income that flows back to the other owners of non-fully owned ARCADIS companies – declined by 26%, mainly as a result of the decline in the value of South American currencies.

Lower net income from operations

The decline in operating income is also reflected in the net income from operations, which declined 9% to € 22.5 million (2002: € 24.9 million) or per share to € 1.11 (2002: € 1.22), also a 9% decline.  Exchange rate differences produced a 5% decline; excluding this effect, net income from operations was 4% lower.  This decline can be almost entirely attributed to the difficult market conditions and the higher pension charges in The Netherlands.  Since 2001, goodwill paid on acquisitions is capitalized and amorized off over the economic lifetime of the asset.  The effect of this on the 2003 results was € 1.2 million (2002: € 0.2 million).  Net income after goodwill was therefore € 21.4 million, or € 1.05 per share, against € 24.7 million, or € 1.21 per share in 2002.

Number of outstanding shares almost unchanged

The number of outstanding shares rose slightly in 2003 to 20.4 million.  The increase by 134,000 was purely the result of the exercising of options under the existing U.S. option plans.  These ‘older’ option plans still cause a limited amount of dilution.  For an overview of options outstanding and additional information on option plans, please refer to page 106 of this report.

Balance sheet ratios remain healthy

The balance sheet total grew from € 344 million at year-end 2002 to € 347 million at year-end 2003.  Against a considerable increase as a result of acquisitions, a comparable decrease resulted from exchange rate declines in North and South American currencies.  Goodwill, as reported under intangible fixed assets rose, per December 31, 2003, by € 29.8 million to a total of € 38.2 million.  This increase was the result of acquisitions completed in 2003.

Working capital, consisting of work in progress plus accounts receivable minus accounts payable declined as a percentage of gross revenue from 17.2% in 2002 to 16.3% in 2003.

Cash at year-end 2003 was € 31.3 million (2002: € 53.2 million).  This decline is, in large part, related to investments in acquisitions.  Net debt (interest-bearing debt minus cash) at year-end 2003 was € 7.4 million versus a net cash position of € 9.6 million at year-end 2002; clearly indicating that investments in acquisitions of € 42 million could be partially financed from the improvement in working capital.

At year-end 2003, a total of € 154 million in short-term credit facilities was available.  Per the balance sheet date, € 6.0 million of these facilities were used.  In addition, banks have pledged guarantees related to projects for a total of € 41.0 million.  At yearend 2003, ARCADIS’ long-term debt totaled € 29.7 million.

Shareholders’ equity increased by € 1.8 million to € 136.5 million at year-end 2003.  As a result of a change in accounting rules, the dividend is no longer separated; therefore, the entire contribution of 2003 net profit of € 21.4 million was added to shareholders’ equity.  Figures from earlier years have been corrected for this change as well.  As a result of the exercise of options, new shares were issued for a total value of € 0.9 million.  Shareholders’ equity declined by € 9.6 million as a result of dividend payments over the book-year 2002.  In addition, shareholders’ equity declined as a result of write-offs resulting from exchange rate differences for a total of € 10.1 million and a write-off of € 0.9 million for the temporary purchase of approximately 103,000 shares in the Company to cover obligations in option plans.

The balance sheet ratios remain strong.  Solvency at year-end 2003 was 41.5%, somewhat higher than the 41.3% at year-end 2002.  The debt to equity ratio at year-end was 0.2 (2002: 0.2).  The debt to EBITA ratio was 0.7 (2002: 0.7).  Return on average capital invested (shareholders’ equity plus net interest-bearing debt) was 15.7% (2002: 18.5%).

Cash flow at high level

Cash flow, defined as net income plus depreciation, declined slightly from € 40.8 million in 2002 to € 38.6 million in 2003.  Working capital needs could be further reduced.  As a result, cash flow from operating activities (including changes in working capital) totaled € 59.1 million.  This includes an increase in provisions of € 6.3 million, primarily related to a change in tax liabilities in the acquisitions in the United States.  After the subtraction of replacement investments, cash flow totaled € 42.3 million (2002: € 32.5 million).

Investments higher through acquisitions

Investments in (in)tangible fixed assets, excluding acquisitions, rose by € 4.0 million to € 18.2 million (2002: € 14.2 million).  This increase includes a non-recurring effect from an office move in Amersfoort, The Netherlands of € 4.8 million.  The remainder primarily relates to investments in communications and computer equipment.  In 2003, € 41.8 million (2002: € 11.2 million) was invested in the acquisition of consolidated companies, and € 4.3 million was invested in non-consolidated companies and other financial fixed assets (2002: € 5.0 million).

Report by the Executive Board

Developments by market segment

Infrastructure

This segment includes all ARCADIS activities that are focused on designing physical living environments.  This comprises planning areas for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways.  Infrastructure development for the energy sector, as well as the water management sector, is also a component of this segment.  This segment’s share of total revenues increased in 2003 to 53% (2002: 51%).

Increased attention for maintenance and refurbishing of infrastructure

Growth mainly through acquisitions

Growth totaled 8% and was mainly achieved through acquisitions.  Both the activities acquired in France in mid-2002 and the acquisitions completed in 2003, particularly in the United States, resulted in an 11% growth in gross revenue.  Organic growth fell to 0%.  This was primarily the result of developments in The Netherlands, Brazil, and the donor-financed markets.  In The Netherlands, a decline in both the municipal market and in large projects was partially offset by growth in artificial soccer fields.  After a decline in revenues during the first half of 2003 in Brazil, the fourth quarter saw signs of recovery.  In other European countries, organic growth in gross revenues was achieved.  Although U.S. government budgets were under pressure, modest organic growth was achieved in the United States.

Large Dutch projects continue

The Dutch civil engineering design components of large infrastructure projects, such as the Betuwe freight railway line, the high-speed railway line to Brussels, and the track-doubling between Utrecht and Amsterdam, are past their peak.  However, considerable work was done on these projects in 2003.  For the Betuwe freight line and the Utrecht to Amsterdam track-doubling projects, ARCADIS performed project preparation work and is involved in construction supervision for the superstructure, including the energy supply, signaling, security, and communications systems.  Work on both these projects will continue until mid-2006.  ARCADIS has also designed the new Bijlmer railway station, one of the five largest in The Netherlands, and will provide construction management for this project.

Rail maintenance and refurbishment are gaining ground

Railway network managers are not only focusing on new construction but are increasingly focusing on the maintenance and refurbishment of existing infrastructure.  This is required to increase the capacity and safety of existing networks, as well as the on-time performance and quality of rail transportation.  Many of the technical systems that facilitate train traffic date back to days when the railway network was used less intensively.  ARCADIS’ expert knowledge and vast experience in railway engineering makes us

Gross revenue in € million

In the western part of The Netherlands, traffic congestion has increased because traffic volumes have multiplied, and alternate local/regional public transportation is not available.  Light-rail is a viable solution for the lack of regional public transportation and is an attractive alternative for the car.  Light-rail is a combination of streetcar, subway, and train.  Light-rail vehicles are lighter, allowing quicker acceleration and braking and more frequent stops.  Light-rail lines can be an important stimulus for regional development, providing easy access to housing, working, and recreational areas.  Along various light-rail stretches, ARCADIS has provided consulting services for infrastructure changes, system selection, risk analyses, and traffic safety studies.  Thanks to our involvement, this safe and quick transportation solution is already available along a number of test stretches.

Reliable solution

Robert-Jan Roos (left) and Adriaan Ris

From left to right:

Anna Paskudzka, Monika Maciejewska, Feitze Papa, Peter Vercouteren and Albert Bresser

Poland is diligently working to adapt its rail infrastructure to international quality standards and connect its major railway lines to the international transportation network.  The E-20, an important passenger and freight transportation link between Berlin and Warsaw then on to Minsk and Moscow, is one of these rail lines.  The 52-kilometer track between Minsk-Mazowiecki and Siedlce requires the following modifications to meet European standards: an increased operational speed to 160 kilometers per hour (km/h) for passenger trains and 120 km/h for freight trains, increased permissible axle loads need, and increased line capacity and traffic safety.  These improvements are necessary prior to Poland becoming a full member of the European Union.  ARCADIS is currently supervising and managing the modernization of the E-20 line between Minsk-Mazowiecki and Siedlce.  Our cost-effective approach, our vast experience with complex international rail projects, and our unique rail expertise and superior technical knowledge, won us the work over the competition.

Polish railway fitting in European standards

From the French border to the deep, sunny south of Spain, ARCADIS engineers have been instrumental in the development of high-speed railways.  The Spanish Ministry of Public Works is now convinced that the enormous investment made in rail infrastructure will generate income.  Thanks to ARCADIS’ rigorous planning and supervision of the design components and their construction, as well as our consistent attention to safety measures and environmental laws, the project was completed efficiently and on time.  Furthermore, ARCADIS’ strict adherence to quality measures ensures the safety and reliability of railway lines and tunnels.  This is especially true for the 22-mile long tunnel through the Guadarrama Mountains, one of the longest tunneling project in Europe at the moment.

Fast and safe trains through Spain

The Three Rivers, Michigan municipal wastewater treatment plant was faced with serious odor problems and deficiencies in solids handling, organic capacity, and septage handling.  Major improvements were necessary to bring the plant into compliance with permit limits.  ARCADIS FPS designed the technical specifications for the facility’s major improvements.  An innovative combination of solids handling processes solved capacity and odor problems while producing a safe, recyclable biosolid in an environmentally conscious, fiscally responsible, and socially acceptable manner.  The City realized significant cost savings, while the renovated facility now meets the most stringent biosolids regulations.  This wastewater treatment plant project earned the highest award from the American Council of Engineering Companies.

Economic solids handling facility clearing up the air

Team members front: Tim Harmsen (left) and Phil Anderson back: Jim Scisson (left) and Terry Woodward

Report by the Executive Board Market segment

Infrastructure

Artificial soccer pitches offer solid growth opportunities for ARCADIS eminently suited for this market.  The Company is currently working with the railway management firm ProRail to implement new traveler information systems.  Because of the importance of the railway refurbishment market, ARCADIS has acquired the worldwide rights to €cotrack, an advanced decision support system that optimizes track maintenance management.

Market growth in artificial soccer fields

2003 saw a major growth in the market for constructing artificial soccer fields.  ARCADIS has quickly captured a leadership position in the market for these fields.  Constructing these playing fields requires special skills because ball response and field conditions for players on artificial turf need to approximate those of natural grass.  Many municipalities are interested in artificial soccer fields because of their versatility and durability.  Therefore, fewer playing fields are needed, and any additional space is available for alternate land uses such as housing developments.  Professional stadiums are also increasingly interested in using artificial turf because it is more suitable for multifunctional use.

Growth in other European countries

In other European countries in which ARCADIS is active in the infrastructure market, growth was achieved across the board.  Growth was strongest in Belgium and Spain.  In Belgium, growth was mainly the result of two large projects: the refurbishing of infrastructure around Antwerp, and the improvement of traffic safety at dangerous intersections.

Strong market demand produced growth in Spain as European funds were invested in infrastructure projects.  ARCADIS’ strong local market position resulted in several large infrastructure projects, such as the construction of high-speed railway lines and water infrastructure.  A long-term contract was won for modifications to the infrastructure in the Bilbao region.

Despite difficult market conditions in Germany, the infrastructure market showed growth.  Work resumption on the high-speed railway line between Ebensfeld and Erfurt, where ARCADIS provides geotechnical consulting services, as well as flood relief work in eastern Germany, and the expansion of the Ramstein military base near Kaiserslautern for the U.S. Army, contributed to this growth.

In France, the Company benefited from infrastructure expansion, whereby the government is increasingly relying on private-sector companies to do the work.  A good example is the viaduct near the French town of Millau, which was designed by ARCADIS and is now under construction.

In summer 2002, the historic center of Dresden and other parts of eastern Germany were devastated by floods within a couple of hours.  Reconstruction of the regions will take years and require substantial human and financial efforts.  In the chaos after the catastrophe, ARCADIS developed a web-based database to provide up-to-date information on the water damage.  The database contains information on all registered claims, including their exact topographic coordinates, photos, claim forms, and names of all parties involved.  The database links thousands of claims over a 1,644,486-acre area with hundreds of organizations that are involved in accessing the damage and conducting damage relief projects.  Up-to-date statistics can be obtained at any time, providing all involved parties with information regarding the current status of each project.  Using universal parameters, such as Global Positioning System (GPS), the system is also applicable for a range of other projects and areas.

Clear insight in water damage

Photo on top: Sascha Beike (left) and Andrea Beyer

Project team Bandeirantes

ARCADIS introduced numerous innovative strategies to boost the weak energy–generating capacity in Brazil.  An impressive and unique example is the biogas project on one of the largest landfills in South America, Bandeirantes near São Paulo.  Hazardous methane gas extracted from the landfill is used to power a 23-megawatt (MW) energy plant.  This electric plant, at the Bandeirantes border, was constructed in a record three-months time.  With an annual capacity of 170 million kilowatt-hours (KwH), the plant provides more than 58,000 Brazilian households with power.  ARCADIS previously won the concession for extracting the methane gas; therefore, the Company will profit from this outstanding design, build, finance and operate (DBFO) project for the longer term.

New energy from waste

Report by the Executive Board Market Segment

Infrastructure

More room for new contract types like design/build and public-private partnerships

Multiple land use fashionable

Limited space in the urban environment presents increasing challenges to designers, leading to innovative solutions based on multiple land use.

In France, the Company was selected to cover a portion of the Boulevard Périphérique in Paris, creating more space in the city for new parks.  In addition, the cover will reduce noise pollution to the surrounding buildings and improve the connections between Paris and the surrounding communities.

Strong growth in the United States

Consistent with the Company’s strategic goals, three companies were acquired in the United States which on an annual basis provide a gross revenue increase of 65% in the American infrastructure market.  In addition, modest organic growth was achieved, despite pressure on government budgets.  In the transportation infrastructure and wastewater treatment markets, performance was solid.  In Texas, ARCADIS designed a new section for highway 195; while in New York, the design for a new maintenance terminal for the Long Island Railroad was completed.

Outlook

Large projects with long-term contracts that are less influenced by economic cycles form the basis for infrastructure activities.  In 2004, ARCADIS will continue work on the Betuwe freight railway line; the doubling of tracks between Utrecht and Amsterdam; the ring road around Antwerp; and large projects in Spain, Germany, and France.  It is expected that the pressure on government finances in The Netherlands will lead to market pressure.  The central government is investing less in new projects and is focusing on improvements to existing infrastructure through maintenance and refurbishment.  Modifications to rail infrastructure, as well as the application of intelligent traffic management systems to improve traffic flow on highways, offer opportunities for ARCADIS.  In addition, new types of contracts such as those based on design/build and public-private financing in which private-sector parties play a larger role in the development, financing, and performance of projects, will become more prevalent.  In other European countries, initiatives from the European Commission to invest in transnational European networks to stimulate economic growth will result in more favorable market conditions, not only in European Union Member States but also those countries joining the European Union in 2004.  In France, the government will invest more than € 20 billion in the next eight years on, in a large part, rail infrastructure.  Combined with the trend to leave more work up to private-sector companies, this offers attractive opportunities for ARCADIS.

No substantial change in market conditions is expected in the American infrastructure market.  TEA-21, the federal investment program for transportation infrastructure that expired in September 2003, was extended until April 2004.  General expectations are that the funding level for the next six years will be comparable to that of the previous period.  The companies acquired in 2003 will contribute to growth in the United States.

Market developments in Brazil and Chile are still unstable.  Growth in the Brazilian infrastructure market in the fourth quarter and the higher copper prices in Chile may be indications of improving market conditions in these countries.

Bernard Gausset (left) and Olivier Givet

Travelers in France heading south over the A75 will soon be able to soar over the Tarn Valley rather than driving through it.  ARCADIS designed a viaduct, spanning the entire valley at a dazzling height of 340 meters and a length of 2,500 meters.  The bridge consists of seven interconnected spans, each of differing heights.  ARCADIS produced the technical design for this complex structure after first completing numerous studies, one of which considered the possible effects of turbulence.  The bypass will relieve traffic congestion in the valley and the resulting environmental impacts.  The bridge is both an engineering masterpiece and an astonishing piece of art.

Dazzling bypass near Millau

In year 2000, 871 lives were lost, and 6334 people were seriously injured on the Flemish roads.  Sadly, traffic accidents are the leading cause of death among youngsters.  The financial costs for society are also high: between € 0.8 and € 4 billion per year.  So, the Flemish government decided to take action to combat ‘black points and zones’.  In addition to their current investments, they commissioned a consortium of three partners, one of which is ARCADIS, to improve the safety of at least 800 dangerous intersections in the next five years.  The temporary consortium - operating under the name TV 3V (Veilig Verkeer Vlaanderen = Road Safety Flanders) - acts as a delegated manager and coordinates projects from identifying the dangerous intersections to completing the improvements.  Furthermore, the consortium is responsible for establishing the technical guidelines and preliminary designs for the identified intersections.  The dangerous intersections are widespread across Belgium, encompassing 250 of the 308 Flemish municipalities and guaranteeing that special attention and financing will be invested on improving road safety.

Safety on the Flemish roads

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Developments by market segment

Environment

Included in the environmental segment of ARCADIS’ business – which generated 27% of revenues (2002: 28%) – are all activities related to the improvement and maintenance of air, soil, and surface-water quality, as well as nature projects.  Also included are projects related to noise abatement, solid waste disposal, and external safety.

Environment is the major growth segment

Strongest growth in environmental segment

With an organic growth of 10%, ARCADIS’ environmental segment showed the most significant growth in 2003.  Growth primarily was generated in the United States.  Acquisitions contributed 2% to growth.  A negative currency exchange rate (the lower value of the U.S. dollar versus the euro) of 14% resulted in a 2% decline in the overall gross revenue (in euros) of the environmental segment.  Outside the United States, growth was achieved, almost across the board; however, growth weakened during the 2003 second half.  Growth was limited in The Netherlands; while in the donor-financed markets, delays in project awards resulted in a considerable decline.

Strong growth through federal government projects

At 14%, growth in the U.S. environmental business was exceptionally high.  This growth is primarily attributable to the expansion of our traditionally strong position in the private sector to the public sector.  The GRiP™ program (Guaranteed Remediation and Insurance Program), which provides turnkey solutions for the remediation of contaminated sites while covering risks with an insurance policy, was instrumental in expanding our market share.  After winning two large projects totaling US$ 40 million for the remediation of active military bases in 2002, ARCADIS was selected by the U.S. Department of Defense in September 2003 to provide remediation services under GRiP™ for three military bases: Ft. Jackson in Columbia, South Carolina; the Sierra Army Depot in Herlong, California; and the Lake City Army Ammunition Plant in Jackson County, Missouri.  The three contracts total US$ 85 million.

Facility compliance program successful

The facility compliance program, a new service for industrial clients, also produced solid results in the United States.  This program guarantees compliance with environmental regulations. Services include evaluating operations and assessing compliance and environmental liabilities to permitting, strategic planning, and negotiations with regulatory agencies.  This program allows clients to concentrate on their core activities, while ARCADIS focuses on environmental management and strategies that provide possible cost savings.

Gross revenue in € million

In fall 2001, a dramatic explosion occurred at the Grande Paroisse chemical plant near Toulouse, killing 31 people.  In the hectic days that followed, Atofina sought a consultant that understood the local situation and could quickly assemble a multidisciplinary team of experts who could quickly identify the possible human health and ecological risks and provide a safe and economical solution for future site use.  ARCADIS perfectly matched this profile.

A multidisciplinary team of ARCADIS engineers and technicians collected and analyzed thousands of samples from the 600,000 cubic meters of contaminated concrete.  A few thousand soil samples were collected and analyzed; groundwater investigations were conducted; and different recommendations for environmental management systems were made.  Finally, the team developed various future scenarios for sustainable use of the site, ensuring human safety and protection of the environment.

Safe future for chemical site

ARCADIS engineer Arnaud Chiquet on the site

The Back Lane site has had a significant history of industrial use that goes back to early 1900.  Throughout the years, a range of industries has used Back Lane as production location.  A couple of years ago, this industrial story finally came to an end.  Persimmon Homes – the premier house-builder in the UK - made housing development plans for the site, and together with the landowner Yorkshire Electricity, consulted ARCADIS.  ARCADIS provided a turnkey solution for the remediation as well as redevelopment of the site.  Based on a tight action plan, the remediation works were completed within 26 weeks.  In line with recent government pronouncements on waste management and sustainable development, maximum use was made of site-derived materials.  ARCADIS’ turnkey approach allowed our client simplified contractual arrangements and hence considerable savings in terms of project costs and project duration.  Thanks to that we were able to offer our client a secure vehicle for assessing return on investment capital.

Living on clean soil

In the Scheldt estuary – a transitional area between sea and river, several million people live, work, and enjoy recreational activities – safety, accessibility, and nature vie for equal attention.  Safety, however, comes first.  As the Scheldt is an open inlet, spring tide in the North Sea increases the risk of floods in Antwerp and Gent.  But, economically, the waterway provides essential access to several ports, including Antwerp, and is habitat for many rare animals and plants.

For these reasons, the Flemish and Dutch governments have prepared a Development Plan that defines the measures to be taken to ensure safety and safeguard nature and the environment in the Scheldt estuary.  ARCADIS and the Belgian Technum group have been retained to conduct a strategic environmental impact assessment that will guide political decision-making in 2004.

Strategic assessment for a strategic waterway

The joint rivers management project is one to be proud of as it provides a solid contribution to the sustainable development of the environment in Europe.  The aim of this ambitious project, which is financed by the European Union, is to support the prevention, control, and reduction of trans-boundary contaminants to the four rivers shared by seven countries in the Newly Independent States (NIS): Armenia, Azerbaijan, Georgia, Kazakhstan, Kyrgyzstan, Russia, and Ukraine.  The people in these countries depend largely on the rivers for their drinking water supply.  In addition, the rivers are essential economically for agriculture and the fishing industry.  The greatest challenge of this project was to bring the policies and governance of the various countries together to reach a consensus on the best approach to safeguard the rivers.  The project greatly contributed to the introduction of effective guidelines for trans-boundary water management within the United Nations Economic Commission for Europe.

Joint sustainability policy

Report by the Executive Board Market segment

Environment

Applying the GRiP™-concept and American technology in Europe

Demand for asset management increases

Increasing international competition forces companies to streamline their production processes.  This often entails consolidating production facilities and/or closing production sites.  Asset management is a way to create added value.  ARCADIS has introduced this service as RECLAIM: Redevelopment, Closure, Asset and Industrial Management.  Through this program, ARCADIS offers a total business solution for a specific site, including remediation and redevelopment plans.  The remediation is then financed from the proceeds of the redevelopment for new functions.  The 6.5-hectare (approximately 16 acres) former Carl Schenck AG machine factory in Darmstadt, Germany is a good example.  ARCADIS planned the demolition of existing structures, remediated the contaminated areas, and prepared the site for redevelopment as a new housing area.

Multinational Clients Program extends success

The Multinational Clients (MNC) program again contributed to growth in 2003.  In Brazil, France, and Belgium, where the environmental market is less developed, projects were awarded based on existing relationships with multinational clients.  Work included due diligence assessments for acquisitions, as well as research on existing sites.  In the United Kingdom, growth in environmental revenues primarily resulted from work with international oil companies.  In Germany, ARCADIS was awarded a large contract for the remediation of more than 1,000 gasoline service stations over a five-year period.

Synergy through knowledge exchange

ARCADIS-US possesses top-level expertise in the area of cost-effective soil remediation.  This knowledge contributes to U.S. market share growth.  Applying these technologies in Europe can contribute to growth there as well.  To facilitate this transfer of expertise, ARCADIS arranged for the temporary relocation of an American remediation expert to The Netherlands.  In addition to sharing knowledge, he assists the European operating companies in winning projects and implementing American technologies.  In 2003, this clearly strengthened our position in the European environmental market.

Outlook

The long-term GRiP™ contracts won in the United States form a solid basis for further growth in the environmental segment.  Our strong position in the U.S. environmental market allows us to continue the recent trend of increasing our market share.  Asset management and facility compliance grab client interest and will be expanded further in 2004.  In less developed environmental markets such as France, Brazil, and Belgium, ARCADIS’ strong environmental reputation and MNC program will contribute to further growth.  By implementing the GRiP™ concept and U.S. remediation technologies, we expect to expand our European market share.  An improvement in the general economic climate may have a positive effect on environmental spending by both public- and private sector entities.

With the GRiP™ (guaranteed remediation program) approach, ARCADIS has introduced a clear and successful remediation concept.  Successful for both clients and ARCADIS.  GRiP™ is simple: for a fixed price, we commit to perform for our client all remediation necessary to achieve regulatory closure on their behalf while financial risks are covered by an insurance policy.  Thanks to this combination, ARCADIS realizes considerable cost savings for its clients.  And, as ARCADIS also undertakes the overall project planning and execution, project completion is considerably accelerated.  After several successful pilot projects the U.S. Department of Defense has awarded ARCADIS a multi-million dollar contract for the remediation of six army facilities.  One of these facilities is Fort Leavenworth, Kansas.  In the coming years, ARCADIS will clean up 19 sites, with the goal of making them suitable for future reuse.

Remediation with a guarantee

Photo top: team members Lynden Peters (left), Lee Ann Smith (middle) and Richard Wilms

Photo bottom: Scott Rose

André Vieira Gonçales,
projectmanager with a site assistant

A French-based multinational client was already familiar with ARCADIS’ innovative environmental services.  So, when their Brazilian subsidiary needed environmental support, they called on us.  ARCADIS developed an economical and quick solution for the safe, sustainable storage of their industrial waste.  On behalf of the client, ARCADIS negotiated with the state environmental agency to use in-situ technology to remediate the site.  In this turnkey project, ARCADIS realizes a fully covered and insulated storage of the waste at the bottom of a stabilization lagoon.  At project completion, the ground surface will be replanted with indigenous trees and grass.

Innovative and sustainable storage

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Developments by market segment

Buildings

Activities in this segment involve buildings in which people live, work, or relax.  Projects in this segment include office buildings, manufacturing facilities, logistical centers, and multifunctional stadiums.  This segment represents 13% of total revenues (2002: 13%).

Belgium and France important in buildings segment

Market stagnates

The 5% growth in revenue is entirely attributable to acquisitions.  These acquisitions contributed to a 19% growth in gross revenue, while currency effects resulted in a 6% decline.

The buildings market, which is strongly influenced by private-sector investment, is the most cyclical market segment, as evidenced by the organic gross revenue decline, which is the aggregate of a decline in Europe and an increase in the United States.

Poor market conditions increased price pressure, particularly in the design and engineering activities in The Netherlands, Spain, and the United States.

Depressed economic climate in Europe

As a result of the depressed economic climate in Europe, investment in real estate weakened, particularly in the commercial market.  The Netherlands and Spain experienced a considerable organic decline in these activities.  Additionally, the completion of the Olympia Stadium in Berlin resulted in an organic decline in Germany.  Belgium and France were the only European countries that saw a growth in organic revenue.  In Belgium, this was the result of ARCADIS’ strong position in the market for temporary technical staff.

Growth in United States falters

Gross revenue in the United States on an annual basis grew by 10%.  Viewed on a quarterly basis, the development was less favorable.  The return to growth in the 2002 fourth quarter continued into the 2003 first half.  However, the 2003 third quarter showed growth weakening, while the 2003 fourth quarter posted a decline in gross revenue.  This reflects the insecurity with regard to the economic recovery, which in turn leads to delays in expansion investments.

Higher in the value chain

To become less vulnerable to cyclical economic swings and further increase margins, ARCADIS is concentrating on activities that are higher in the value chain.  Solid progress was made in 2003 with the acquisitions of Homola and PRC Bouwcentrum.  Both companies provide project management and consulting services for buildings, as well as infrastructure projects.  The companies provide project management, from development through execution, including responsibility for schedule and costs.

Gross revenue in € million

By providing facility management services, the joint venture ARCADIS Aqumen offers cost savings and quality advantages to its existing industrial clients. The contract ARCADIS Aqumen signed with the global electronics leader Philips Electronics Nederland is a good example. ARCADIS Aqumen will provide facility management services for 650,000 square meters of building space at Philips Eindhoven and Amsterdam locations. These services include technical maintenance, help desk support, catering, cleaning, mail services, and security, freeing Philips to concentrate on their core activities. Total facility management is still in its infancy in The Netherlands, and Dutch providers in this field could not meet Philips’ requirements. The joint venture ARCADIS Aqumen offered the advantages of specialized knowledge in facility management and an advanced management information system that can easily provide information about booked results and cost savings.

Well-managed facilities for Philips

Thanks to the contribution of our colleagues at PRC Bouwcentrum, students and employees of the Amsterdam ROC (regional training center for vocational and adult education) have a new home. Its new location is easily accessible, which is a real luxury in Amsterdam. The building not only meets the requirements for a modern educational facility but also clearly fits the educational vision of ROC’s management. The perfect mix of PRC’s building expertise and its vast experience with organizations such as the ROC ensured our involvement in this project. PRC provided project management during the construction. One of the project challenges was maintaining the construction site to facilitate the seamless delivery of building materials. As the ROC and two other office buildings were being constructed concurrently, this coordination was critical to the success of the project. A second challenge was the fluctuating surface-water level, which necessitated a reevaluation and adjustments to construction specifications. Thanks to PRC’s efficient project management, the building could be completed on time and within budget.

New home for ROC students

Ruud Dekkers, ROC (left) and Foppe van der Zee

As a leading supplier of advanced automotive technology for the world’s major automakers, continuous improvement of your test cells is a must to maintain your position. The latest developments are carefully watched. Agility is essential when it comes to the introduction of new automobile models—which means staying ahead of the competition. Denso International America consulted ARCADIS when an existing laboratory space had to be modified into new advanced test cells, and its control rooms had to be relocated. ARCADIS provided design-build services and was responsible for the overall program management. Naturally, ARCADIS coordinated the project in such a way that Denso’s detailed testing schedules weren’t interrupted in any way.

Design and construction seamlessly integrated

Through continuous expansion and acquisitions, the number of Deutsche Lufthansa AG employees has quickly increased in the last decade. As a result, Lufthansa has been leasing office space from Frankfurt Airport, and employees are scattered throughout various buildings. Lufthansa consulted our German project managers from Homola to realize its goal of consolidating its 4500 employees in one central administration office.

This is an excellent opportunity for Homola to demonstrate its project management expertise in a complex project. In the past, Homola has proven its added value during the construction of Lufthansa’s prestigious flight training center. Airlines from all over the world now avail themselves of the center.

In this current project, Lufthansa can fully rely on Homola’s expertise and experience. For example, to minimize operational and lease costs, Homola has coordinated the completion of the various construction phases of the new administrative offices with current lease expiration dates. Additionally, the construction materials used are consistent with Lufthansa’s commitment to sustainability and care for the environment. When complete, this building will not only be a pleasant and efficient working environment but will fully deserve the designation energy efficient.

Take-off for new office Lufthansa

Report by the Executive Board Market segment

Buildings

Focus on project and program management

Breakthrough in facility management

Facility management services are also less sensitive to cyclical economic cycles and improve margins. ARCADIS entered this market at the end of 2002 by establishing a joint venture with the British firm Aqumen, now operating under the name ARCADIS Aqumen Facility Management (AAFM). In England, where the market for facility management is further developed, Aqumen with its solid market position has developed a wealth of experience and dedicated systems. ARCADIS with its strong local positions in continental Europe facilitates market entry and provides established client relationships. The joint venture made a strategic breakthrough in mid-2003 when we won a four-year contract with Philips Nederland to provide facility management services for 650,000 square meters of office space. Approximately 60 Philips employees were transferred to AAFM. In Belgium, ARCADIS ventured into the facility management market by acquiring Domus.

Opportunities in health care and education

The acquisitions in The Netherlands, Germany, and Belgium also strengthen ARCADIS’ position in the health care and education markets. These markets are less sensitive to economic cycles but, given their complexity, require specialized project management, including costing expertise.

Outlook

In 2004, the buildings segment is again expected to suffer as a result of the dismal economic climate. In Europe, commercial real estate investment is weak, primarily affecting operations in The Netherlands and Spain. In the United States, continued economic recovery may produce increased activities in the 2004 second half. The acquisitions completed in 2003 will contribute positively to 2004 revenues.

The changes introduced in the buildings segment in 2003—consolidating or outsourcing low margin activities and focusing on value-added activities such as project and program management will continue in 2004, and the acquisition of Homola and PRC Bouwcentrum firmly positions us in these markets. This offers excellent growth opportunities because these activities are also relevant to clients in economic downturns. The Philips contract is a model for pursuing additional facility management projects. Market interest is significant; however, new projects are characterized by extensive lead times. In addition, ARCADIS continues to focus on expanding our position in the health care and education markets.

Team members from left to right: Hendrik Geier, Jens Kahman, Stephan Goerts, Stefanie Schmidt and Mohamed Genedy

After the dramatic fire at Dusseldorf airport in 1996, in which 16 people lost their lives, the German authorities evaluated the fire protection standards at airports. All German airports were thoroughly inspected. Terminal 1 at the Frankfurt airport was intensely scrutinized because it lacked smoke detectors, sprinkler systems, and overall security systems. The terminal required a major fire protection upgrade that would take years to complete at a cost of approximately € 300 million. Fraport (Frankfurt Airport Organisation) contracted Homola to manage this huge project, partly because Homola is knowledgeable about construction regulations and approval procedures at Frankfurt airport. Thanks to the flexible and efficient way the project team worked, passengers were only mildly inconvenienced during the construction project. In addition, the team’s flexibility made it possible to quickly react to unforeseen situations such as the discovery of large quantities of highly flammable polystyrene insulation. Removal of this material will not affect the project schedule or costs. Essential parts of the project should be finalized by 2006.

Fire protection at the airport

Amsterdam has great plans for the Oosterdokseiland. This neighborhood, close to the Central Station that formerly housed the Dutch postal service central distribution center, needs to develop into the place to be at the river IJ. The city plan calls for a multifunctional area: office buildings, housing, public facilities such as the Amsterdam public library and a conservatory, shops, a hotel, and cinemas. ARCADIS designed the parking garage that will be built beneath the seven major building structures. In addition, we designed the complicated building excavation, conducted risk analyses, and arranged permits. The nearby railway was a major concern, as construction activities cannot interfere with the railway system’s operation. ARCADIS’ unique rail infrastructure expertise, as well as our ability to integrate this expertise into the range of other competencies that were required for this project, was the determining factor for our winning the project.

Meeting place at the river IJ

Report by the Executive Board

Developments by market segment

Communications

This segment includes three types of activities:

•             The Dutch-based property valuation activities;

•             The telecommunications activities; and

•             All other activities related to the gathering and processing of predominantly geographical information (GIS).

In 2003, the communications segment represented 7% of total revenues (2002: 8%).

Market for geographical information systems continues to grow

Further revenue decline

The downward trend in revenue from earlier years continued into 2003—the result of a continued weak telecommunications market, as well as a decline in property valuation activities. This trend was offset by a continued increase in GIS activities. Overall, gross revenue in this segment declined by 17%, of which 14% is organic. Smaller divestitures in Spain and The Netherlands contributed 3% to the revenue decline.

The negative margin in this segment was the result of real estate valuations, where a portion of available capacity could not be utilized until the 2003 fourth quarter.

Real estate valuation under pressure

Unforeseen political debate about property taxes intensified. This debate forced municipalities – responsible for the collection of data on property values – to postpone project awards or suspend current projects. As a result, ARCADIS was unable to fully use available capacity, which negatively affected revenues and results. Continued debate about the property tax has a detrimental effect on maintaining enough qualified capacity for property valuation activities in The Netherlands. Sufficient capacity is needed, not only for municipal property taxes, but also for income and water board taxes. As of the third quarter, projects slowly resumed, but revenue and profits could not regain the lost ground.

Telecommunications market remains difficult

High levels of debt prevented telecommunication operators from spending in 2003, resulting in a repeated decline in telecommunications revenue. The decline of more than 50% is primarily attributable to the telecommunications activities in the United States, which dropped to almost zero. In The Netherlands and, to a lesser extent, Germany, revenue levels were maintained by concentrating on niche markets. In The Netherlands, ARCADIS is firmly positioned in the broadband market, providing project supervision and consulting for the deployment of the Fiber-To-The-Home (FTTH) fiber optic network technology to homes and offices. Many municipalities are interested in implementing this technology, particularly when new neighborhoods are being developed.

ARCADIS participates in many municipal initiatives. The FTTH rollout in Almere, which connects many homes to a fiber optic network and provides super fast Internet connections, is an excellent project example.

Gross revenue in € million

Report by the Executive Board Market segment

Communications

Focus on niche markets

Strong growth in Geographical Information Systems

Growth continued in the GIS market, particularly in The Netherlands and Spain and, to a lesser extent, in Germany. In 2003, activities grew, primarily the result of increased demand in The Netherlands for new products that provide municipalities with information useful for policy making or management reporting. For example, the GIS/WOZ – an application that is used by many local governments in The Netherlands – links property values to a digital map. Combining these two types of information provides new understanding and is used by these towns to guide policy. A new approach was also developed for monitoring infrastructure projects. A public-private partnership consortium that is developing the A59 highway in The Netherlands approached ARCADIS about testing this new methodology on its project.

Outlook

The real estate valuation activities are back on track; however, simplified procedures will likely reduce the levels of those activities. New opportunities are arising, though, as companies will be required to appraise their real estate annually according to the new accounting rules that become effective in 2005. The telecommunications market is not expected to show any serious recovery during 2004. In this market, we remain focused on niches. Demand for GIS continues to grow, but the completion of several large Dutch projects may result in a temporary lack of growth.

Early in 2004, Almere started a pilot with broadband connections using Fiber-To-The-Home (FTTH). Offices and homes in the test area will be offered fiber optic service, transmitting voice as well as data. The greatest advantage for families is the single connection for watching TV, making phone calls and using the Internet. In addition, broadband offers advanced net services, such as a digital library, remote care, teleworking, and interactive education. ARCADIS played a major role in the rollout of the fiber optic network in Almere. On behalf of the city council of Almere, we provided project supervision and control. In addition, we facilitated dialogue between the municipality, network administration, contractors and housing corporations. Almere is the first city in The Netherlands to use FTTH. This broadband trial will be used as a model for further FTTH rollouts in Almere.

Fiber-to-the-home

Our engineers in the Czech Republic worked on a challenging project: the construction of an underground subway station below a neighborhood covered by civil and commercial buildings, underground utilities, and a maze of roads. Further complicating this project was the complex geology of the area. In addition to designing the subway station, we developed a database that provided current accurate geotechnical information quickly. By linking this information to geotechnical field measurements, all parties could receive the right information tailored to their work at any time, so that technical modifications could be implemented quickly. In addition we used 3D-software to verify and measure the geotechnical condition of the rocky terrain. Safety was guaranteed with this approach.

Underground challenge in Prague

Report by the Executive Board

Developments by region

Solid growth in other European countries and North America

The Netherlands

Gross revenue and income under pressure

Of all the countries in which ARCADIS is active, market conditions in The Netherlands were the most difficult. This was the result of low economic growth, reduced investments by the government, and discussions about bidding procedures, leading to delays in project awards. Because of these conditions, gross revenue declined organically by 3%, particularly in consulting activities. This was offset somewhat by growth in contracting activities, especially because of strong interest in the market for artificial soccer fields. Company policy in contracting is to deliver turnkey solutions based on its knowledge and project management skills. In these projects, the Company’s own contracting capacity is reduced and provided by third-party vendors, which in 2003 led to a situation in which net revenues declined while gross revenues increased.

The acquisition of PRC (as of September 2003) and a number of smaller divestitures led to an overall positive effect on gross revenues of 3%. Gross revenue in The Netherlands thus remained almost stable at € 296 million (2002: € 297 million). Operating income declined considerably to € 12.1 million compared to € 16.9 million in 2002. This decline mainly resulted from difficult market conditions and higher pension charges. The contribution of PRC was consistent with the expectations at the time of acquisition.

Measures for profit improvement

Given the poor market conditions, measures have been introduced to adjust capacity to lower market demand. In the course of 2003, staff reductions of 325 employees occurred, in large part by reductions in temporary staff and attrition. In addition, the cost-cutting program that had been implemented was further intensified.

North and South America

Growth in gross revenue excluding currency effects

Gross revenue in North and South America declined by 7% to € 271 million compared to € 292 million in 2002. This was, however, exclusively the result of the decline of currencies in this region compared to the euro. Excluding currency effects, gross revenue increased by 11%. Of this increase, 7% came from acquisitions, particularly in the United States. Organic growth totaled 4%. Operating income declined to € 11.9 million (2002: € 17.5 million). This was caused by deteriorated business conditions in Chile and especially Brazil, as well as currency effects. The lower result in Brazil was largely offset by profits from the energy production companies which ARCADIS itself developed in 2002, which are presented in income from non-consolidated companies. If this result is added to operating income and exchange rate differences are excluded, the organic decline in operating income was € 0.1 million.

Gross revenue Netherlands	Operating income Netherlands	Gross revenue North and	Operating income North and
in € million	in € million	South America in € million	South America in € million

Strong growth in the United States

Organic growth in the North and South America region was entirely generated in the United States. Especially the environmental market saw strong growth. Three acquisitions helped to considerably strengthen our position in the U.S. infrastructure market.

Weak market in Brazil and Chile

In Brazil and to a lesser extent Chile, gross revenue declined organically. In Brazil, this was caused by delays in project awards resulting from the change in government; while in Chile, it resulted from the completion of several large projects.

Other European countries

Strong growth in gross revenue and income

Gross revenue in other European countries (Belgium, the Czech Republic, France, Germany, Poland, Spain, and the United Kingdom) increased 23% to € 226 million (2002: € 183 million). Exchange rate declines exerted a negative effect of 2%. Acquisitions produced an increase of 20% and constituted the major factor in the growth. At 5%, organic growth was at a good level. Operating income rose by 49% to € 11.3 million (2002: € 7.6 million). All countries contributed to the improvement, with Belgium and the United Kingdom yielding very positive results.

Strong growth in Belgium and the United Kingdom

Specifically, Belgium and the United Kingdom contributed to organic growth. In Belgium, growth occurred across the board. In the United Kingdom, growth came from the environmental market.

Positive development in Spain, France, and the Czech Republic

In Spain, the infrastructure market remained solid and resulted in strong organic growth. This was offset by a strong decline in the buildings segment. Because the decline mainly occurred in turnkey projects, gross revenue in Spain declined slightly, while net revenue experienced healthy growth.

In France, activities in the environmental market, particularly, grew. The floods in 2002 in the Czech Republic resulted in a high activity level in that country.

Growth returns to Germany

Although market conditions in Germany are still difficult, 2003 for the first time in a long time saw growth in the infrastructure and environmental markets. This proves that we have been able to improve our position in the German market despite the depressed market of recent years. The acquisition of the project management firm Homola will further strengthen our position.

Other countries

Activities in other countries mainly include projects in developing countries, financed by international donors such as the World Bank and the European Union. Gross revenue increased by 1% to € 47 million (2002: € 47 million). An organic decline of 10% was offset by the mid-2002 acquisition of French company FCI, which has a subsidiary that operates in the donor-financed market.

The strong organic decline resulted from the insecure international political climate caused by, among other things, the war in Iraq and in turn led to delays in project awards. In the water management market, an important project was awarded by the European Union for improvement of water management in the Zakarpatska region in the Ukraine. This area has fallen victim to several catastrophic floods in recent years. The contract is aimed at technical assistance to improve the predictability of floods, monitoring the predictions, and implementation of an early warning system. The contract value is € 2.2 million.

Including the contribution from the acquisition of FCI, operating income was € 0.7 million (2002: € 1.0 million).

Gross revenue Other European	Operating income Other European	Gross revenue Other	Operating income Other
countries in € million	countries in € million	countries in € million	countries in € million

Report by the Executive Board

Human Resources Management

People development is core to our future success

People build ARCADIS

Working for ARCADIS means:

•             Working in an inspiring international company environment;

•             Working on projects that visibly contribute to the design of the living and working environment;

•             Working on the success of clients in the public, as well as the private sector;

•             Working in teams with the best in the business;

•             Working on a career.

People make ARCADIS, and selecting the right people makes Human Resources Management (HRM) critical for ARCADIS’ success. The Company’s HRM policy is an extension of its strategy. Recruitment and selection, career development, training and education, as well as the selection of key staff, are based on the Company’s strategy and centrally developed criteria and are detailed at the country level.

Leadership development

ARCADIS operates on the basis of three core values: integrity, entrepreneurship, and agility. Management’s role is to inspire employees to work within the framework of these core values. Therefore, leadership development is essential. In 2003, we focused on the development and implementation of new leadership profiles for the selection of staff based on personality, attitude, and competencies. These leadership profiles were developed with three types of positions in mind: management, commercial, and technical. Criteria that key staff must meet at the different junctures in their careers were developed (based on the core values) for each category. In the job interview and selection process, these profiles are invaluable for decision-making.

Key staff assessment

An important component in leadership development is key staff assessment, which is aimed at determining suitable employees for certain management positions. In 2003, a new round of key staff assessments was completed. In this process, the leadership profiles prepared for each of the three function categories were used. Special emphasis was placed on successors for key positions in the organization. The outcome was presented to the Supervisory Board.

Staff exchange

At ARCADIS, professionals are able to work on international projects or exchange knowledge and experience with colleagues in other countries. For young employees, this is not always enough. A number of them want to have the opportunity to work abroad for a time to gain international experience and devised a practical way of implementing temporary staff transfers. As a result, a number of young employees will be working on projects outside their home countries in 2004. This program fosters international cooperation and cohesiveness within ARCADIS and strengthens our profile in the labor market.

Training programs

Training and education are essential for developing the competencies required to realize our strategic goals. In 2003, our program, aimed at strengthening commercial skills, was completed in all countries. Now all ARCADIS commercial employees are working toward a common goal, making cooperation easier. The Advanced Management Program (AMP), aimed at (possible) future top management, was held for the fifth time. Fourteen employees from different countries participated. This program focuses on educating participants on ARCADIS’ strategy and challenging them to translate this knowledge into personal goals. Participants broaden their horizons, while developing managerial effectiveness.

Employee participation

At ARCADIS, employee participation is invaluable in the development and implementation of Company policy and the success of necessary organizational changes. In the past, the Central Works Council (CWC) represented employees at the corporate level. In 2003 after CWC agreement, ARCADIS left the statutory structure regime. This step limits the CWC’s authority to The Netherlands. At the corporate level, the Bellevue Foundation now represents ARCADIS’ international employee base. This foundation comprises half the board members of the Priority Foundation, which has approval authority for major company decisions (for more information, please refer to page 96 of this annual report). Regular meetings to discuss Company strategy are held with the Bellevue Foundation. In addition, ARCADIS has an International Council of Employees (ICE), whose existence stems from European works council legislation. The Bellevue Foundation, the ICE, and ARCADIS are currently discussing the feasibility of one international body to represent ARCADIS’ employees.

Number of employees rises

The number of employees rose from 8503 at the end of 2002 to 9277 at the end of 2003. This increase was primarily the result of acquisitions. The average number of employees rose from 8020 in 2002 to 8827 in 2003.

Average number of employees

Report by the Executive Board

Sustainable business conduct

ARCADIS owes her existence to care for the living environment

Citizens, the government, and business together are responsible for a healthy society and a clean and safe living environment.  Companies are increasingly being evaluated – including by shareholders – on the contribution they provide in this area. Based on ARCADIS’ long history of strong involvement in rural and urban design and development, the Company is very cognizant of its social responsibility. ARCADIS’ position toward sustainable business conduct continues the Company’s tradition of taking care of the human habitat.

Care for the human habitat

Sustainability integrated into services

Sustainable development is a leading principle in all ARCADIS operations. Environmental activities directly contribute to a healthier living environment because they focus on providing remedies for past contamination or modifying industrial processes to minimize future environmental effects. In other activities, the Company seeks to assist clients in finding sustainable solutions. This means that the Company uses its many disciplines to illustrate the environmental effects of the projects it undertakes. As a result, solutions are proposed to eliminate or limit these effects, while considering all of the clients’ interests. This way, environmental issues become an integral part of the decision-making process. It is the combination of environment, infrastructure, and buildings concentrated in one company that allows ARCADIS to provide added-value sustainable solutions to our clients. This has become increasingly relevant because many clients – both in the public as well as the private sector – work with citizens or clients who weigh their decisions based on potential effects to the environment.

Sustainability in operational management

In ARCADIS’ own operations, the Company strives to minimize the environmental impact of its activities. This is done by separating waste streams, such as paper, and recycling or reusing part of this waste; limiting mileage usage on company cars by encouraging the use of public transportation; and conducting energy-saving policies in its offices. In 2003, the Company started with an inventory of the sustainability of its own business processes.

Relationship with KNHM

One of the major shareholders in ARCADIS is the KNHM Foundation (Koninklijke Nederlandsche Heidemaatschappij), a founding association of the Company. The goal of this foundation ‘improving the living and working environment’ is closely mirrored in the activities of ARCADIS, with one major difference: the Foundation is a non-profit organization. KNHM uses the proceeds from its assets – among which are dividends on its shares in ARCADIS - on projects that improve environmental awareness and the quality of the living environment. This way, part of the Company’s profit is invested in improving the human habitat. In a number of cases, KNHM cooperates with ARCADIS on these types of projects. An example of such a project is the transformation of a former gravel quarry in the Dutch province of Limburg into an ecological lake.

Integrity policy

Discussions about tendering procedures

Since the end of 2001, the conduct of certain market participants in the bidding of projects in The Netherlands’ contracting business has come under scrutiny.

This resulted in a parliamentary investigation into ‘the building fraud’. Because the Heidemij name was reported in a number of press articles, ARCADIS conducted its own internal investigation into the allegations during 2002. The findings indicated that a section of the contracting activities within one of the Dutch operating companies was not operating entirely aboveboard. That portion of the contracting activities, awarded by public bidding, represents approximately 1% of total ARCADIS revenues. During 2002 and 2003, the Dutch Competition Authority investigated one specific case of possible involvement by ARCADIS Planrealisatie BV. The case centers around the role ARCADIS Planrealisatie BV played in the construction of synthetic athletic tracks in The Netherlands from 1998 to 2000. The Dutch Competition Authority released its report, indicating that ARCADIS Planrealisatie BV was guilty of violating competition laws. On December 19, 2003, the Company was fined € 369,000. A reserve was established for this amount in 2003.

This issue was intensely deliberated in 2002 with the Supervisory Board and others. Internally, all those involved have been told irrefutably that ARCADIS will conduct its business within the confines of laws and regulations. A decision was made to cease those contracting activities acquired by public bidding in which price is the sole determination for project award. In addition, ARCADIS implemented worldwide an integrity code that ensures transparent business operations.

ARCADIS General Business Principles

In fall 2002, ARCADIS and the Senior Management Committee drafted a code of General Business Principles. These principles highlight our commitment to conducting business with integrity (one of our three core values). The code serves as a guideline for our business decisions and activities around the world, is applicable to all levels of the organization, and applies to overall Company activities, as well as the conduct of individual employees.

The General Business Principles describe the commitments ARCADIS applies to itself in its relationships with society, clients, employees, and shareholders. With regard to society, this not only implies a commitment to abide by national laws and respect local cultures, but also implies a commitment to respect the surroundings and the environment when executing a project. With regard to clients, ARCADIS wants to be a reliable partner who continually works on improving its services through investing in the collective knowledge and skills of its employees. The Company also commits itself to delivering its services under contractual obligations that are not contrary to its independent professional judgment and objectivity (professional integrity). In addition, the Company ensures full transparency regarding possible conflicts of interest in the execution of its services. With regard to employees, ARCADIS commits itself to be an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. In addition, the General Business Principles contain guidelines on the provision and acceptance of gifts. With regard to shareholders, ARCADIS focuses on increasing shareholder value by generating an acceptable return on available equity, providing timely, regular information on its activities, financial condition, and performance. The full text of the ARCADIS General Business Principles can be found on ARCADIS’ website (www.arcadis-global.com).

The ARCADIS General Business Principles became effective worldwide in early 2003. The management of each operating company is responsible for implementing the General Business Principles and certifying their implementation in a Letter of Representation. All employees have been provided with a copy of the principles, while new employees receive the code on their first day of employment. The principles stipulate that employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles, nor will they suffer negative consequences for reporting violations of the code. An offense, however, can lead to sanctions up to and including termination of employment with the Company.

During the 2003 first half, a toolbox was designed to assist management in the implementation of the ARCADIS General Business Principles. This toolbox consists of aids for identifying and discussing integrity dilemmas in daily practice. In addition, suggestions are presented for securing the principles in the organization. The status of implementing the principles was discussed with the management of the operating companies concurrent with discussions about 2003 second half quarterly results.

At the end of 2003, the ARCADIS General Business Principles were amended based on the Sarbanes-Oxley Act and NASDAQ stock exchange regulations. This resulted in two additional components: a reporting procedure for violations, including a whistle blower provision, and a procedure related to adjustments and deviations. In addition, Supplemental Standards for ARCADIS Senior Financial Officers, which provide guidelines to ensure the integrity and reliability of the Company’s financial disclosures, were added.

The General Business Principles do not offer tailor-made solutions for every dilemma we may encounter in the performance of our jobs. Employees are, therefore, encouraged to recognize and discuss these dilemmas so that, where necessary, management can assume responsibility for the decision. It is through this active integrity policy that we can fulfill our commitment to integrity.

Report by the Executive Board

Outlook 2004

ARCADIS continues strategy based on profitable growth

Although there are signals of economic recovery, market conditions for ARCADIS will remain mixed. In The Netherlands, pressure on government budgets is causing a shift from new projects to refurbishment of and modifications to existing infrastructure. Given the need for improving railway infrastructure, this offers opportunities for ARCADIS. In other European countries, our involvement in large projects, combined with European investment programs for transnational infrastructure, offer opportunity for growth. It is expected that the American infrastructure market will remain stable, while in South America, an improvement may occur. ARCADIS’ success with the GRiP™ program and services to multinational clients provides a solid basis for continued growth in the environmental market. The buildings market in Europe offers opportunities in niche markets and project management services, while in the United States no recovery is expected before the second half of the year. The telecommunications market is beginning to rebound but is not expected to contribute significantly to growth in 2004.

The relatively favorable development of results in 2003 demonstrates ARCADIS’ strong market positions. Market conditions in The Netherlands are expected to remain difficult. Therefore, we are focusing on further strengthening our competitive edge in that country. In addition to previous measures, a program for reducing overhead in the Dutch operations will be implemented.

Concentrating on specific segments, such as facility management, refurbishment of rail infrastructure, project and program management, and the GRiP™ program, allows for growth, even under current market conditions. Opportunities are also increasing for public-private partnership projects, in which private-sector parties will play a larger role in development and financing. The acquisitions completed in 2003 will directly contribute to growth in 2004, and create synergies with existing activities. We are continuing expansion through acquisitions. Consistent implementation of the chosen strategy aimed at profitable growth will again be the basis of success for ARCADIS in 2004. Because of the insecurities in the Dutch market, it is not yet possible to provide a concrete outlook for year-end 2004 results.

Arnhem, The Netherlands, March 5, 2004 Executive Board

Report by the Supervisory Board

Annual 2003 Financial Statements

The Supervisory Board is pleased to present the annual financial statements for the financial year 2003 as prepared by the Executive Board. The financial statements include the profit and loss statement, balance sheet and accompanying explanatory notes, and are accompanied by a report by the Executive Board on the last financial year.

KPMG Accountants N.V. has audited and approved the annual financial statements. The auditors’ unqualified audit opinion is on page 97 of this report.

The ARCADIS Audit Committee has discussed the annual financial statements in detail with the auditor in the presence of the Chairman of the Executive Board and the Corporate Director of Finance. Pursuant to this, the Audit Committee in the absence of the Executive Board discussed the annual financial statements with the auditor and found no discrepancies. The annual financial statements have also been the subject of discussions of the complete Supervisory Board with the Executive Board, in the presence of the auditor.

This year, the dividend policy was again a topic in our deliberations with the Executive Board. We agreed with the Executive Board’s proposal to earmark € 9.8 million of the net income from operations to shareholders. This represents a dividend of € 0.48 per share, which is the same as last year. The Executive Board proposes to the General Meeting of Shareholders, with approval by the Supervisory Board, to pay this dividend entirely in cash.

We agree with the annual financial statements and the accompanying documents. In accordance with the provisions of the law and the Company’s Articles of Association, we propose that shareholders adopt the annual financial statements, including the dividend, as per the Executive Board’s proposal. Additionally, we request that shareholders discharge from all liability the members of the Executive Board with respect to the management during 2003 and the members of the Supervisory Board with respect to the supervision of the management during 2003.

Result and strategy

The Supervisory Board is of the opinion that the 2003 results are satisfactory, in view of the difficult market conditions and the considerable increase in pension provisions for Dutch employees. Due to weak market demand, a staff reduction of more than 10% was necessary in the Netherlands. We are pleased that under current market conditions the Company was able to achieve a good performance in its two primary market segments – infrastructure and environment – and see this as a sign that the chosen strategy is yielding results. In early 2003, the strategy implemented since 2000 was reevaluated and the risks related to the Company were discussed. We support the continued implementation of the Company strategy aimed at profitable growth in current geographical markets. In discussions with the Executive Board regarding the strategy, portfolio management, including acquisition policy and possible divestitures, were agenda items on several occasions. Concrete opportunities for acquisitions were discussed with the Executive Board at an early stage, including the strategic and financial aspects, as well as possible risks. We regard the acquisitions in the United States, Belgium, and Germany and the acquisition of PRC Holding BV, which was concluded at the end of 2003 an important strengthening of our home market positions. We consider the financial condition of the Company healthy, also after these acquisitions.

Corporate Governance

The Board realizes that, as a result of various developments, attention given to the role and functioning of the Supervisory Board has increased. Among other things, this attention is the result of the recommendations made in 2003 by the Tabaksblat Committee in their Dutch Code on Corporate Governance, as well as the legislation and rules and regulations of the Sarbanes-Oxley Act enacted in the United States in July 2002. Our Board, with a few exceptions, endorses the outlines of the principles and best practice provisions of the Code. We also endorse the principle ‘apply or explain’. In a separate section of this report, Corporate Governance at ARCADIS is extensively discussed, as are the areas in which ARCADIS will not comply with the Dutch Code and the reasoning behind the non-compliance. These non-compliance areas are few. An explanation of the actions that will be taken to observe the best practice provisions contained in the Code is also provided. These issues will be presented to the General Meeting of Shareholders in May 2004.

Because ARCADIS is also listed on the NASDAQ stock exchange in the United States, the Company is subject to the Sarbanes-Oxley Act and additional NASDAQ regulation. The demands imposed by these are largely similar to those in the Dutch Code. These demands mainly apply to the functioning of the Audit Committee, the way in which financial reporting is produced and disseminated, and the independence of the external auditor. In the course of 2003, ARCADIS has already implemented a number of provisions related to these regulations.

The Supervisory Board is of the opinion that ARCADIS complies with the provision in the Dutch Code, which stipulates that no more than one Supervisory Board member be non-independent. Mr. R.W.F. van Tets qualifies as non-independent under the Dutch Code because he is employed as advisor to the board by ABN AMRO Bank. Although ARCADIS works with several banks and is not dependent on ABN AMRO Bank, the relationship with this bank qualifies as long-term and significant. The provisions of the Code will be followed regarding the resultant potential for conflicts of interest. According to the provisions and stipulations in the Sarbanes-Oxley Act, Mr. Van Tets qualifies as independent.

To bring the governance within ARCADIS more in line with international practice, a resolution was introduced to the General Meeting of Shareholders in May 2003 amending the ARCADIS NV Articles of Association to eliminate the so-called statutory structure regime (structuurregime) of the Company. The Central Works Council has agreed to this change. Henceforth, the Executive Board and Supervisory Board members will be appointed and dismissed by the General Meeting of Shareholders. In a Special General Meeting of Shareholders in June 2003, this amendment was adopted. Because of this change in the Articles of Association, ARCADIS Nederland (the Dutch operating company) is now subject to the lighter structure regime. This means it will have a Supervisory Board and the responsibilities of the Central Works Council are exclusively focused on the Dutch operation.

Supervision and advice

In 2003, regular discussions took place between our Board and the Executive Board about the Company’s operations. Following a set schedule meetings were held with the Executive Board seven times during the reporting period. At these meetings, a number of recurring topics such as financial performance, possible risks and claims, the management of working capital and liquidity, progress in realizing our strategic goals, and development in various operating companies were discussed. In addition, the financial plan, the 2003 budget (in January 2003), and the 2004 budget (in December 2003) were discussed, as were succession planning for key staff members and initiatives to strengthen the commercial skills in the Company. Particular attention was paid to developments in The Netherlands; discussions focused on measures to address difficult market conditions and on the strategy going forward. The annual 2002 financial statements, the management letter, and the quality of the internal control and risk management and control systems were discussed in the presence of the external auditor. Also, proposed changes to the Articles of Association and the ensuing consequences for ARCADIS Nederland were discussed.

Once, not in the presence of the Executive Board, the functioning of the members of the Executive Board and the functioning of our Board were discussed. This meeting also included discussions about the profile and possible candidates for the vacancy in our Board, which will become open in May 2004. In addition, not in the presence of the Executive Board and based on a proposal by the Selection and Remuneration Committee, the performance-related remuneration and the allocation of options for the members of the Executive Board were determined.

In May 2003, we visited the Dutch operating companies and toured the tunnel under the Pannerdensch Kanaal (part of the Betuwe line), for which ARCADIS is providing technical support, and the Gelredome stadium, where ARCADIS is responsible for managing and maintaining the turf. Following these project visits, we exchanged thoughts with management and employees on business performance and future expectations of the Dutch operating companies.

Committees of the Supervisory Board

Without prejudice to its own responsibility, the Supervisory Board has created three committees, each consisting of three members of the Supervisory Board.

Audit Committee

Members: Luck M. van Leeuwen (Chairman), Rijnhard W.F. van Tets, and Ross A. Webber

The Audit Committee, which among other things supervises the quality of the financial reporting and internal control systems, met five times in 2003. The meetings were attended by the Chairman of the Executive Board and the Corporate Director Finance, as well as by the external auditor. Topics discussed included the annual 2002 financial statements, the related external auditor’s report and management letter, the quarterly reports and notices, tax planning, the administrative organization, and the internal risk management and control systems. Consequences of future accounting rules such as the International Accounting Standard (IAS) and the International Financial Reporting Standards (IFRS) were also discussed. One meeting was devoted specifically to the 2002 annual report (ARCADIS Annual Report 2002 on Form 20-F) as filed with the Securities and Exchange Commission in Washington. This discussion focused on the influence of the Dutch Pension Plan on the results as reported under U.S. Generally Accepted Accounting Principles and the consequences thereof given the new regulations in The Netherlands.

In view of the NASDAQ stock listing, thorough consideration was also given to the American Sarbanes-Oxley Act and its consequences for ARCADIS. Within the framework of these rules, the Audit Committee made proposals to the Supervisory Board and the General Meeting of Shareholders regarding the appointment, dismissal, remuneration, description of tasks, and the independence of the external auditor. Furthermore, supplementary to the ARCADIS General Business Principles, the Audit Committee also established ‘Supplemental Standards for ARCADIS Senior Financial

Officers’, including an internal whistleblower arrangement. A further subject of discussion was how the Company will satisfy Section 404: Internal Control over Financial Reporting as prescribed by the Sarbanes-Oxley Act, which will apply to ARCADIS from 2005.

The Supervisory Board is of the opinion that the members of the Audit Committee are independent based on the criteria as outlined in the Sarbanes-Oxley Act. As the Financial Expert in the Audit Committee, for the Sarbanes-Oxley Act as well as the Dutch Corporate Governance Code, the Supervisory Board has appointed from its number Mr. Rijnhard W.F. van Tets.

Selection and Remuneration Committee

Members: Luck M. van Leeuwen (Chairman), Carlos Espinosa de los Monteros, and Jan Peelen

The Selection and Remuneration Committee met five times in the reporting year. Topics discussed included the remuneration of the Executive Board, the criteria for performance-related remunerations in 2003, and the granting of the performance-related remuneration for 2002. In addition, a discussion took place regarding the granting of options under the existing option plan in 2003, as well as on the issuance of options to members of the Executive Board and other key staff members.

The profile of the upcoming vacancies on the Supervisory Board was also discussed. At an additional meeting, the future size, composition and allocation of responsibilities in the Executive Board and succession planning in the Dutch and North American operating companies were discussed. Based in part on the 2004 budget, the bonus program, which includes the performance criteria for awarding options in 2004, was also established at the end of 2003.

Integrity committee

Members: Luck M. van Leeuwen (Chairman), André A. van der Louw, and Gerrit Ybema

This committee met twice in the reporting year. At these meetings, the decision-making process regarding the implementation, follow-up, and responsibility for the ARCADIS General Business Principles was discussed. Specific, practice-related issues, emerging from its implementation in operating companies were also discussed. Attention was also paid to the investigation by the Dutch Competition Authority regarding one specific case of possible infringement of the competition legislation involving ARCADIS Planrealisatie.

Shareholders’ meeting

The Annual General Meeting of Shareholders took place on May 14, 2003. In this meeting, the shareholders, among other things, approved the annual 2002 financial statements, the dividend proposal, the proposal to discharge the members of the Executive Board and the Supervisory Board from all liability, as well as the proposal to grant the Executive Board the authority to issue (rights to) and to purchase ARCADIS shares. The proposal to amend the Articles of Association was adopted at the Special General Meeting of Shareholders held on June 5, 2003, as the required quorum was not reached on May 14, 2003. As a result of this change in the Articles of Association, the rules applicable to statutory structure regime no longer apply to ARCADIS NV, and the members of the Executive Board and the Supervisory Board are appointed and dismissed by the General Meeting of Shareholders.

Composition of the Executive Board

On November 1, 2003, Mr. Steven B. Blake stepped down from the Executive Board at his own request. On the same date, he was appointed chairman of the board of ARCADIS G&M in the United States. Mr. Blake has been employed by ARCADIS since 1987 and was a member of the Executive Board since 1999. The Board thanks Mr. Blake for his contribution in the Executive Board over the years and wishes him every success in his new activities.

On January 1, 2004 Mr. Jan Zijlstra, in anticipation of his retirement in 2005, stepped down from the Executive Board. Mr. Zijlstra can look back on a successful career of more than 32 years with ARCADIS, primarily in management positions. He was a member of the Executive Board since 1999 and until he retires he will remain with the Company as an advisor. The Board owes him a great deal of thanks particularly for his contribution to integrating the Dutch activities of ARCADIS.

The responsibilities of Messrs. Blake and Zijlstra have been transferred to Messrs. Noy and Jaski.

Composition of the Supervisory Board

For detailed information on the individual members of the Supervisory Board, please refer to page 55 in this report.

Following the Annual General Meeting of Shareholders on May 14, 2003, Mr. Gerrit Ybema was appointed as a member of the Supervisory Board. Mr. Ybema fills one of the vacancies that will be open when the General Meeting on May 12, 2004 closes.

In accordance with the reappointment schedule, Mr. Jan Peelen will step down as member of the Supervisory Board immediately after the General Meeting of Shareholders to be held on May 12, 2004. Mr. Peelen has made himself available for reappointment. Given his extensive experience in multinational companies, human resources management, and Company strategy, as well as his valuable contributions to our Board, we propose to reappoint him to the Board.

In accordance with the reappointment schedule, Prof. Dr. Luck M. van Leeuwen and Mr. André A. van der Louw will step down as members of the Supervisory Board immediately after General Meeting of Shareholders to be held on May 12, 2004. In view of the long period they have both been members of our Board, they have decided not to make themselves available for reappointment. The Supervisory Board is very grateful to Mr. Van Leeuwen and Mr. Van der Louw for the great contributions they have made to the Board.

With a view to the vacancy that will arise in May 2004, it is proposed that Mr. Thomas M. Cohn be appointed as a member of our Board at the Annual General Meeting of Shareholders to be held on May 12, 2004. Mr. Cohn is independent based on the criteria outlined in the Dutch Corporate Governance Code and meets the profile. Given his extensive international experience in a multinational corporation and the knowledge he has about the markets in which ARCADIS operates we expect Mr. Cohn to provide a valuable contribution to the work of the Supervisory Board. For further information about Mr. Cohn we refer you to the agenda for the General Meeting of Shareholders.

In view of the departure of Mr. Van Leeuwen as Chairman, the Supervisory Board in its meeting of December 17, 2003 has decided that it intends to appoint Mr. Rijnhard W.F. van Tets Chairman from its members effective after closure of the General Meeting May 12, 2004.

Word of thanks

Considering the difficult economic conditions, last year was not an easy year for ARCADIS. Nevertheless, a good result was achieved. Contributing to these achievements were the solid market position of ARCADIS in the countries in which it is active and especially the considerable efforts within the Company to achieve our goals. We would therefore like to express our great appreciation to the Executive Board and all employees for their dedication and the results that were achieved in the last year.

Arnhem, March 5, 2004

Supervisory Board

Prof. dr. Luck M. van Leeuwen, Chairman

Information on members of the Supervisory and Executive Boards, Staff Directors, and Senior Management Committee

Supervisory Board

Prof. dr. Luck M. van Leeuwen Ph.D. (1933), chairman

Audit Committee, Selection and Remuneration Committee, Integrity Committee

Dutch nationality, term 1991-2004 Current position: Professor at University of Brabant.  Previous positions: Chairman Executive Board Assurantieconcern Stad Rotterdam anno 1720 (1979-1994); Member Netherlands Senate (1987-1999)

Non-executive board functions: • Berenschot Holding N.V. • Betonson Beheer N.V. • International Advisory Board Fortis • Colonnade N.V. (Chairman) • Van Nieuwpoort Beheer N.V. • Advisory Board Instituut voor Bedrijfskundigen (IBO) (Chairman) • Foundation Economic Cooperation Netherlands and Emerging Countries (SENO) (Chairman) • Foundation Administration Office Shares Royal Volker Wessels Stevin N.V.

Carlos Espinosa de Los Monteros (1944)

Selection and Remuneration Committee

Spanish nationality, term 1998-2006

Current position: Chairman and CEO Mercedes Benz España S.A. and Daimler Chrysler España Holding, since 1990 Previous positions: Chairman IBERIA Airlines (1983-1985) Non-executive board functions: • Acciona S.A. • Inditex S.A. (Zara) • Gonzalez Byass S.A.

André A. van der Louw (1933)

Integrity Committee

Dutch nationality, term 1986-2004

Previous positions: Chairman Dutch National Broadcasting Corporation; Member Dutch Parliament (1970-1971 and 1982-1983); Minister of Culture, Recreation and Social Work (1981-1982); Mayor City of Rotterdam (1974-1981) Non-executive board functions: • Stadion Feijenoord

Jan Peelen M.Sc. (1940)

Selection and Remuneration Committee

Dutch nationality, term 2000-2004

Previous positions: Member Executive Committee Unilever; several management positions within Unilever or subsidiary companies thereof Non-executive board functions: • Albron BV • Friesland Coberco Dairy Foods • Buhrmann NV • VVAA Group BV • Wageningen University and Research Centre • Netherlands Genomics Initiative

Ross A. Webber Ph.D. (1934)

Audit Committee

U.S. nationality, term 1993-2006 Current position: Emeritus Professor Wharton School of University of Pennsylvania Previous positions: Vice President University of Pennsylvania (1981-1986), Chairman Management Department Wharton School (1991-1995)

Rijnhard W.F. van Tets M.Sc. (1947)

Audit Committee

Dutch nationality, term 2002-2006 Current position: Advisor to the Executive Board of ABN AMRO Bank (2002) Previous positions: Banque Européenne de Credit (Brussels) and Société Générale (Paris) (1973-1975), Sogen Swiss and First Boston Corporation New York (1975-1983). Member of the Executive Board of ABN AMRO Bank (1988-2002) Non-executive board functions: • Euronext Amsterdam N.V. • Equity Trust SARL (Chairman) • Foundation Holland Casino • International Flavors & Fragrances I.F.F. (The Netherlands) Holding B.V. • Wegener N.V. (Chairman) • Foundation Company Pension fund Building Industry (Chairman)

Gerrit Ybema M.Sc. (1945)

Integrity Committee

Dutch nationality, term 2003-2007 Previous positions: Several functions at the local authority and at provincial level Member of Dutch Parliament (1989-1998) Chairman of the Standing Committee of Finance (1994) During the membership of Dutch Parliament also a member of several inquiry committees State Secretary for Economic Affairs (1998-2002) Non-executive Board functions: • Zorggroep Noorderbreedte (Chairman) • ROC Friese Poort • Consultative Organ Frisian Language (Chairman) • Fair Wear Foundation (Chairman) • Foundation Frisian Harbour days (Chairman)

Executive Board

Harrie L.J. Noy M.Eng. (1951), chairman Dutch nationality Current position: Chairman Executive Board since 2000 Previous positions: worked for ARCADIS in various (management) positions throughout his career, most recently as Member Executive Board Non-executive board functions: • Foundation Habiforum (Chairman) • Advisory Board Euronext • Dutch-German Chamber of Commerce • Board Foundation Management Studies (SMS) • Board VNO-NCW • Supervisory Board College of Arnhem-Nijmegen • Supervisory Board Foundation Rijnoeverhoven (Chairman)

C. Michiel Jaski M.Sc.Hydrology (1959)

Dutch nationality Current position: Member Executive Board since 2000 Previous positions: before joining ARCADIS, held positions at Shell and Philips

Anja M. van Bergen van Kruijsbergen (1961)

Dutch nationality

Company secretary 1996

Staff Directors

Hans van Dord M.Eng. (1944)

Dutch nationality

Director Business Development since 2000

Henk W.M.W. ten Cate RA (1953)

Dutch nationality

Corporate Director Finance since 2001

Wim G.M. Rupert M.Sc. (1945)

Dutch nationality
Director Human Resources since 1994

Craig E. Eisen M.Sc. (1951)

U.S. nationality

Director Mergers and Acquisitions since 2002

Members of the Senior Management Committee

Steven B. Blake M.Sc. (1956)

U.S. nationality

CEO ARCADIS G&M 2003

Yann Leblais M.Eng. (1952)

French nationality

CEO ARCADIS FCI 2000

Erhard Robold Dipl.-Ing. (1956)

German nationality

CEO ARCADIS Deutschland 1998

Antonio Rocha (1941)

Brazilian nationality

CEO ARCADIS Logos 1999

Rein J. Sirre M.Eng. (1942)

Dutch nationality

Managing Director ARCADIS Nederland 2002 (until July 1, 2004)

Kees T. Slingerland M.Eng. (1960)

Dutch nationality

Managing Director ARCADIS Nederland 2002

Douwe Kras M.Sc. (1948)

Dutch nationality

Managing Director ARCADIS Nederland 2004 (from May 1, 2004)

Ludo Smans (1947)

Belgian nationality

Managing Director ARCADIS Belgium 1995

Luis Valenzuela M.Sc. (1943)

Chilean nationality

CEO ARCADIS Geotecnica 1989 (until February 1, 2004)

Javier Hutardo (1955)

Chilean nationality

CEO ARCADIS Geotecnica 2004 (from February 1, 2004)

Luis Villarroya M.Sc. (1953)

Spanish nationality

CEO Grupo EP 1999

Simon P. Warmerdam M.Sc. (1950)

Dutch nationality

Managing Director ARCADIS Euroconsult 2000

Remuneration Report

The Selection and Remuneration Committee of the ARCADIS NV Supervisory Board prepared this remuneration report. For more information on the responsibilities of the committee, please refer to the chapter on Corporate Governance, and for membership information and activities performed in 2003, please refer to the Report by the Supervisory Board. Throughout 2004, the remuneration report will be supplemented to ensure that the report over the year 2004 complies with the Dutch corporate governance code.

Remuneration Supervisory Board

As recent as 2001, the General Meeting of Shareholders approved compensation for Supervisory Board members. Compensation for a Supervisory Board member is not dependent on Company results. Supervisory Board members are not eligible to receive (options on) ARCADIS shares; and possible purchase of ARCADIS shares by a Supervisory Board member is a long-term investment.

For an overview of remuneration in 2003 and share ownership, please refer to pages 95 and 102 in this annual report.

Remuneration Executive Board

The Supervisory Board determines compensation for members of the Executive Board based on recommendations by the Selection and Remuneration Committee. The policy aims at providing a competitive compensation package to attract, motivate, and retain qualified management for a publicly listed internationally active company, while considering ARCADIS’ size and unique characteristics. The compensation package is measured periodically against market trends using information provided by external experts, while considering the country of origin or the country of operation for the specific board member. The latter is of particular interest for U.S. board members.

The compensation package is structured so that both short- and long-term goals are maintained. Packages include the following components:

Fixed salary. The Supervisory Board annually adjusts salary based on recommendations by the Selection and Remuneration Committee. For the Dutch members of the Executive Board, increases in 2003 matched the increases for ARCADIS employees in The Netherlands who are not subject to the collective labor agreement; for the American board member, the increase matched that of ARCADIS G&M in the United States.

Flexible salary. Performance-based compensation is determined by the Supervisory Board based on recommendations by the Selection and Remuneration Committee. This compensation is based on the achievement of certain goals, which are set at the beginning of each year. The bonus can vary from 0% to 80% of the fixed salary (12 times the monthly salary), with 40% (the target bonus) indicating that goals were met. Over 2002, the goals were:

•             Growth of net income per share, including acquisitions and excluding currency effect. This totaled 11% against the goal of 15%.

•             Return on capital invested, as averaged over the four quarters. This totaled 16.5% against the goal of 15%. This criterion was introduced to include the effect of acquisitions on management’s achievements.

In addition, Company performance is compared to that of peer group companies, and extenuating circumstances are taken into consideration. To date, peer group comparison is done on a qualitative basis. Consistent with the criteria listed above, the bonus in 2003 was based on 95% of the target bonus, resulting in a bonus payment of 38% of the fixed salary.

Compensation and other fringe benefits. Members of the Executive Board receive reimbursement for expenses and other usual fringe benefits such as a company car.

Pensions. The Dutch members of the Executive Board participate in the pension plan of the Dutch ARCADIS operating companies. In 2003, this plan was based on a salary at retirement of approximately € 54,000 and includes a compensatory adjustment based on age. The recommended retirement age is 61 years. Contribution in this plan is 6% of the salary at which the pension is calculated. The American member of the Executive Board participates in the 401k plan that is in effect in the United States.

Options. ARCADIS has an option plan for key staff; since 2001, this plan has been available outside the United States. For more information about the 2001 Long Term Incentive Share Option Plan, please refer to page 102 of this annual report. The Supervisory Board grants options to the Executive Board based on recommendations by the Selection and Remuneration Committee. The total number of options available is based on the previous book-year performance, based in turn on an increase of earnings per share. Individual performance of members of the Executive Board is considered when options are granted.

ARCADIS shares. To date, ARCADIS NV shares are not used as compensation. Compensation in shares, perhaps including the possibility to elect cash, is under consideration. Shares increase involvement with (the goals of) the Company and stimulate (assuming a lock-up period) the realization of long-term goals. In addition, members of the Executive Board can participate in the ARCADIS NV 2002 Employee Share Purchase Plan, under which shares in ARCADIS NV can be bought (at a discount) to a maximum of € 400 per month from the Lovinklaan Foundation.

for an overview of compensation for the Executive Board, please refer to page 95, and for an overview of share and option ownership, please refer to page 102 of this report.

On behalf of the Selection and Remuneration Committee, Prof. dr. Luck M. van Leeuwen, chairman

in.teg.ri.ty (n)

1 an unimpaired condition

2 firm adherence to a code of moral values

“For me, finding the balance means showing a responsibility for the community in which I am working, making a contribution not only financially but also in products and services for the longer term. And that we record what we do carefully and transparently. It is all about understanding, honesty, trust, and above all, clarity.”

Friendship. Often expressed in simple terms. And just as often expressed with ulterior motives. For personal gain. Right or not. “That is hardly the issue,” says Wim Verheugt, senior advisor with ARCADIS Euroconsult. “I work in countries where so much still needs to be done. The essentials, basics like a good water supply, are rarely available. The need is huge, and we have the knowledge. But sometimes the projects don’t go to the company with the greatest expertise.”

“Dealing with the enormity of what can and can’t be done is a matter of honesty, openness, and especially clarity. You need to know what is possible and what you can expect. ARCADIS has clear guidelines for fostering relationships. In the international market for development assistance, it’s also important to demonstrate integrity by working with respect for local laws, customs, and international standards. Success is finding the right balance.”

Integrity

We take pride in being a reliable partner to our clients. We help our clients with services that achieve their legitimate goals, while being honest and fair and respecting laws and cultures of the countries in which we operate. We provide our colleagues with a supportive environment that encourages them to make appropriate, ethical, and conscientious decisions that impact our clients, our business, and society in a positive way.

Corporate Governance

The Executive Board and the Supervisory Board are committed to honoring the principles of integrity, accountability, and transparency in their management of the Company. ARCADIS’ understanding of Corporate Governance is based on applicable laws, including the Sarbanes-Oxley Act, which became effective in the United States in July 2002, as well as legal precedents, the Dutch Corporate Governance Code, and the ARCADIS General Business Principles.

The Dutch Corporate Governance Code

On December 9, 2003, the Corporate Governance Committee (Tabaksblat Committee) presented the Dutch Corporate Governance Code (the ‘Code’). This Code follows the 40 recommendations published by the Peters Committee in 1997. The Tabaksblat Committee based its activities on the following premise: ‘Governance means management and power, responsibility and influence, and accountability and supervision. In this respect integrity and transparency play an important role.’ ARCADIS shares the view of the Tabaksblat Committee that good entrepreneurship, including integrity and transparency of decision-making by the management board, and proper supervision thereof, including accountability for such supervision, are essential if stakeholders are to have confidence in the management board and the supervision. ARCADIS subscribes to the principles of good corporate governance and believes that the Code provides a sound basis for improving corporate governance and will help to restore trust and confidence in listed companies. The principles formulated in the Code complement the corporate governance rules that apply internationally.

ARCADIS already satisfies the majority of the recommendations contained in the Dutch Corporate Governance Code. The following text describes the status at ARCADIS as it relates to the various components of the Code. The description is followed by an explanation of the extent to which ARCADIS observes the best practice provisions contained in the Code and, if it doesn’t, why and to what extent it departs from them. These departures will be presented to the General Meeting of Shareholders in accordance with the ‘apply or explain’ principle. Finally, for each component, we list the action to be taken during 2004 to put the Code into practice.

Sarbanes-Oxley Act

On July 30, 2002, the Sarbanes-Oxley Act became effective in the United States. This Act applies to all companies that have a listing on a United States stock exchange and contains detailed regulations, among other things, regarding corporate governance, the way in which financial reporting is produced, and the independence of the external auditor. In case of non-compliance, fines can be imposed, or criminal prosecution may ensue. NASDAQ has issued additional regulations, which require compliance from companies listed on the NASDAQ exchange. As a result of its listing on the NASDAQ stock exchange, ARCADIS is subject to the regulations in the Sarbanes-Oxley Act, as well as those of the NASDAQ itself, in as much as these regulations are not contrary to Dutch national law. Meanwhile, ARCADIS has implemented a number of provisions related to these regulations. The following information describes the different aspects of these provisions and their impacts.

Organizational Structure

ARCADIS NV is a Dutch ‘naamloze vennootschap’ (public limited company). The management of the Company is the responsibility of the Executive Board, under the supervision of the Supervisory Board. By virtue of a resolution of the General Meeting of Shareholders of June 5, 2003, the Articles of Association of ARCADIS were amended as of June 30, 2003 to abandon the so-called statutory structure regime (structuurregime) of ARCADIS NV. Henceforth, the Executive Board and Supervisory Board members will be appointed and dismissed by the General Meeting of Shareholders. As more than 50% of ARCADIS’ employees work outside the Netherlands, we had the option of abandoning the statutory structure regime. Our decision was motivated first and foremost by the limitations on the influence of shareholders under the statutory structure regime, which are not in keeping with current thinking about the management of an internationally operating, listed company like ARCADIS.

Executive Board

Current situation

The Executive Board is responsible for the management of the Company, which among other things means that it is responsible for the realization of the Company’s goals, strategy, and policy and the ensuing development of profits. In addition, the Executive Board is responsible for the Company’s compliance with all relevant legislation and regulation, for managing the risks associated with Company activities, and for the financing of the Company. The Executive Board consists of one or more members, who are appointed by the General Meeting of Shareholders from a list of nominations drawn up by the Supervisory Board. These nominations can be binding or non-binding. If they are binding, the General Meeting may depart from them by a resolution passed by a majority of at least two thirds of votes cast, representing more than half the issued capital. If the nominations are non-binding, the General Meeting decides by simple majority. The General Meeting has the freedom to make appointments if the Supervisory Board does not produce a list of nominations, binding or otherwise, within the prescribed period.

The Supervisory Board decides on the number of Executive Board members - currently two -, after consulting with the Executive Board. The Supervisory Board has appointed a Chairman from among the members of the Executive Board and, in consultation with the Executive Board, allocated responsibilities. Until the end of 2003, the allocation of responsibilities was based on the geographical regions in which ARCADIS is active: the Netherlands, North and South America, and Other European countries and the rest of world, and each of the three members was responsible for one of these regions. When two members resigned, The Netherlands was combined with the area of attention Other European countries (excluding Spain) and the rest of world, while the Chairman has as area of special attention Spain, North and South America, as well as finances, strategy, human resources management, and communications. An overview of the current composition of the Executive Board can be found on page 56 of this annual report.

Evaluation for the purposes of the Corporate Governance Code

Unless otherwise indicated below, ARCADIS subscribes to the principles related to ‘Role and procedure’ (II.1), ‘Remuneration’ (II.2) and ‘Conflicts of interest’ (II.3) as formulated by the Tabaksblat Committee for management boards. ARCADIS also upholds the associated best practice provisions, albeit with the following provisions:

•                  The provision concerning the maximum four-year term of office (II.1.1) will not be observed for the two current members of the Executive Board, as their contracts stipulate that they have been appointed for an indefinite period. This complies with the Commission Tabaksblat, which in the preamble to its Code indicates that existing contracts will be respected.

•                  The contracts of the incumbent directors do not provide for severance pay. Consequently, in the event of involuntary dismissal, compensation will be determined in light of applicable statutory regulations, the grounds for dismissal, the salary amount, and the legal position of the person concerned as determined, inter alia, by length of service at the Company (II.2.7).

The status regarding a number of specific best practice provisions is as follows:

•                  This annual report contains, for the first time, a chapter on internal risk management and control systems (II.1.4) and the sensitivity of the results to external factors and variables (II.1.5).

•                  ARCADIS has a code of ethics (ARCADIS General Business Principles) that applies to all employees. In addition to this, certain senior financial employees and the Executive Board are required to abide by a Financial Code of Ethics. Both codes include whistleblower provisions (II.1.6).

•                  The current members of the Executive Board do not occupy any positions on supervisory boards of listed companies (II.1.7).

•                  ARCADIS has an option plan for members of the Executive Board and key people within the Company (see page 102 of this annual report). The Shareholders’ Meeting has approved this option plan in May 2001. Under the plan, options are allocated on the basis of performance criteria and can only be exercised three years after allocation, provided the person is still working for the Company at that time. This is a departure from provision II.2.1 but is in keeping with provision II.2.2.

•                  The members of the Executive Board participate in the ARCADIS NV 2002 Employee Share Purchase Plan (see page 104 of this annual report). Based on this plan, shares can be bought at a discount from the Lovinklaan Foundation (up to a maximum of € 400 per month). Shares purchased under the Dutch section of this plan are to be held in lock-up for a period of four years (II.2.3).

•                  No personal loans, guarantees, or the like have been granted to members of the Executive Board (II.2.8).

•                  The remuneration report is included in this annual report (II.2.9).

Action

The following actions will be taken to comply more fully with the best practice provisions:

•                  A set of regulations will be prepared for the Executive Board.

•                  The internal risk management and control systems will be evaluated and, where necessary, supplemented (II.1.3 and II.1.4). This is also necessitated by the Sarbanes-Oxley Act, which stipulates that financial risk management and control systems must be certified by the external auditor in the annual report published for the 2005 financial year.

•                  The Remuneration Report will be expanded so that it satisfies the requirements stated by the Corporate Governance Committee. The report will also be posted on the Company’s website. The remuneration policy will be presented for acceptance in the General Meeting of Shareholders in 2005.

•                  Additions will be made to the existing ARCADIS NV Insider Trading Rules, including a set of rules on ownership of, and transactions in, securities other than those of their own company by Executive Board members. These rules will be posted on the Company’s website.

Supervisory Board

Current status

The responsibility of the Supervisory Board is to supervise management policy and the day-to-day operation of the Company and its affiliates. It also advises the Executive Board. To enable the Supervisory Board to properly perform these duties, the Executive Board provides the Supervisory Board with all necessary information in a timely manner.

The Supervisory Board must be comprised of at least three members. It currently has seven members. The members are appointed by the General Meeting of Shareholders on the basis of a nomination drawn up by the Supervisory Board. These nominations may be binding or non-binding. If they are binding, the General Meeting may depart from them by a resolution passed by a majority of at least two thirds of votes cast, representing more than one third of the issued capital. If the nominations are non-binding, the General Meeting decides by simple majority. The General Meeting has the freedom to make appointments if the Supervisory Board does not produce a list of nominations within the prescribed period. Supervisory Board members are appointed for a maximum of four years, after which they may or may not be reappointed. After the first term of office, Supervisory Board members are only eligible to serve two additional full terms, which means the maximum term of office is twelve years. The point at which Supervisory Board members step down is based on a rotating schedule.

The Supervisory Board members appoint a chairman and a secretary from their own ranks. At least once a year, the Supervisory Board evaluates its own performance and that of its members. An overview of the current composition of the Supervisory Board can be found on page 55 of this annual report.

Profile of the Supervisory Board

In consultation with the Executive Board, the Supervisory Board has drawn up a recommended profile for the Supervisory Board. According to this profile, the Board consists of at least three, but not more than nine, members and will mirror the international social setting in which the Company and its affiliates operate. The members must be able to act critically and independently of each other and of the Executive Board. They must have knowledge of and/or experience in running companies or (semi-) government institutions or have broad and relevant social experience. The aim is to achieve a wide representation of knowledge and experience in areas of relevance to ARCADIS, such as international service provision, corporate strategy, finance, government policy, and human resources management. The members must have sufficient time available to devote to their roles to ensure that they perform their jobs properly. No more than one former manager of the Company may sit on the Board, and this former manager may not be appointed chairman of the Supervisory Board.

The profile is periodically evaluated and revised, if necessary, to reflect developments in the size of the Company, the nature of its activities, the degree of internationalization, and the specific risks in the medium and long term.

Committees of the Supervisory Board

In light of the Company’s growth, the complexity of its affairs, and the increasingly complex nature of the task of supervision, the Supervisory Board has set up three committees: a Selection and Remuneration Committee, an Audit Committee, and an Integrity Committee. Dutch laws prevent these committees from having decision-making authority, but their task is to prepare the activities and decisions of the Supervisory Board.

Selection and Remuneration Committee. The ARCADIS Selection and Remuneration Committee (ASRC) selects and nominates candidates for (re)appointments to vacancies on the Executive Board and the Supervisory Board. It also advises on the size and composition of the Supervisory Board and the Executive Board, as well as on the periodic assessment of the performance of its individual members. In addition, the committee oversees management policy on senior managerial appointments.

The committee advises the Supervisory Board on remuneration for the members of the Executive Board, on the determination of performance-related remuneration for members of the Executive Board and the Senior Management Committee, on option plan policy, and on the allocation of options under the existing option plans. The committee also has the task of preparing the remuneration report. This committee is made up of the Chairman of the Supervisory Board and two other members and was established in 1998.

Audit Committee. The task of the ARCADIS Audit Committee (AAC) is to assist the Supervisory Board with its supervision of the integrity of the provision of financial information by the Company, the functioning of the internal risk management and control systems, compliance with the relevant laws and regulations, and the operation of the financial code of ethics. The AAC discusses, in preparation for decision-making by the Supervisory Board, the periodic financial reports and the reports of the external auditor. It also supervises compliance with recommendations and observations made by the auditor and the relationship with the external auditor including, in particular, his independence. The AAC is the external auditor’s first point of contact if he finds irregularities in the contents of financial statements or reports. For (anonymous) complaints or remarks from employees regarding financial reporting, the AAC has drafted a procedure that is included in the ARCADIS General Business Principles.

The AAC was established at the start of 2003 and has its own set of regulations (ARCADIS Audit Committee Charter), which are geared in part toward the requirements of the Sarbanes-Oxley Act. The AAC is currently comprised of the Chairman and two members of the Supervisory Board. At the end of 2003, Supervisory Board member Van Tets was appointed by the Supervisory Board as Financial Expert pursuant to the Sarbanes-Oxley Act, and all members of the AAC are deemed independent under these rules, meaning that they can not exert a controlling interest in ARCADIS NV, direct nor indirect, nor can they receive compensation from ARCADIS other than the compensation related to their membership on the Supervisory Board and/or the AAC.

The AAC meets at least three times each year in presence of the Chairman of the Executive Board and the Corporate Finance Director, and at least once a year with the external auditor without the presence of the Executive Board.

Integrity Committee. ARCADIS expects all its businesses, the management, and its employees to abide at all times by the standards and rules laid down in the ARCADIS General Business Principles introduced at the start of 2003. The ARCADIS Integrity Committee was established at the end of 2002 and oversees compliance with the ARCADIS General Business Principles. The committee consists of the Chairman of the Supervisory Board and one other member.

Evaluation for the purposes of the Corporate Governance Code

ARCADIS subscribes to the principles formulated by the Tabaksblat Committee for Supervisory Boards, namely: ‘Role and procedure’ (III.1), ‘Independence’ (III.2), ‘Expertise and composition’ (III.3), ‘Role of the chairman of the supervisory board and the Company secretary’ (III.4), ‘Conflicts of interest’ (III.6), and ‘Remuneration’ (III.7). Regarding the principle ‘Composition and role of three key committees of the Supervisory Board’ (III.5), the following provision applies:

•                  Principle III.5 stipulates that a separate remuneration committee and a separate selection and appointment committee should be established. ARCADIS will, in keeping with the practice established in 1998, continue to combine these two committees within one committee (ASRC). This is because of the current size of the Supervisory Board, the allocation of responsibilities among its members, and the fact that the current committee is functioning satisfactorily. The current practice, whereby the

Chairman of the Supervisory Board also chairs this committee, will be continued. According to the Code, the Chairman of the Supervisory Board can also be the chairman of the Selection and Appointment Committee but not of the Remuneration Committee. Thus, the proposed approach at ARCADIS is a departure from best practice provision III.5.11.

Regarding a number of specific best practice provisions, the following applies:

•                  ARCADIS is in compliance with provision III.2.1, which stipulates that no more than one Supervisory Board member may be nonindependent. Mr. Van Tets qualifies as non-independent under the Code because he is employed by ABN AMRO Bank, where he is an advisor. Although ARCADIS works with several banks and is not dependent on ABN AMRO Bank, the relationship with this bank can be considered long-term and significant. The provisions of the Code will be followed regarding the resultant potential for conflicts of interest. According to the criteria of the Sarbanes-Oxley Act, Mr. Van Tets qualifies as independent.

•                  The members of the Supervisory Board currently satisfy provision III.3.4, which states that the number of Supervisory Board members at Dutch-listed companies must not exceed five (with the chairmanship counting double).

•                  No personal loans, guarantees, or the like have been granted to members of the Supervisory Board (III.7.4).

Action

The following action will be taken to comply more fully with the best practice provisions:

•                  The Supervisory Board’s current regulations, as well as the profile, will be supplemented where necessary so that (with the exception of the aforementioned departures) they both comply with the Code (III.1.1 and III.3.1).

•                  In 2004, a section will be posted on the ARCADIS website dedicated to corporate governance, where the documents mentioned in the Code will be published (www.arcadis-global.com).

•                  An orientation program will be created for new Supervisory Board members (III.3.3).

•                  The AAC regulations will be supplemented, where necessary, and a set of regulations will be prepared for the ASRC (III.5.1).

•                  Currently, the Chairman of the Supervisory Board also chairs the AAC. In May 2004, a new Chairman of the AAC will be appointed to comply with provision III.5.6.

•                  The existing ARCADIS NV Insider Trading Rules will be supplemented with a set of rules on the ownership of, and transactions in, securities other than those of their ‘own’ company by members of the Supervisory Board. These rules will be posted on the Company’s website.

General Meeting of Shareholders

Current status

A General Meeting of Shareholders is held each year. Other shareholders’ meetings may be held at the request of the Executive Board or of the Supervisory Board. Shareholders who represent at least 10% of the Company’s issued capital may also convene a meeting. The agenda for the meeting is prepared by the party convening the meeting. Shareholders who represent at least 1% of the Company’s issued capital may submit proposals up to 60 days prior to the meeting. The main powers of the General Meeting of Shareholders of ARCADIS NV are as follows:

•                  Approving the annual financial statements and dividend;

•                  Discharging from all liability the members of the Executive Board with respect to their management and the Supervisory Board with respect to its supervision;

•                  Appointing, suspending, and dismissing members of the Executive Board and Supervisory Board;

•                  Appointing and dismissing the external auditor;

•                  Resolving the issuance of shares or the granting of rights to take shares (option rights), or designating the Executive Board to resolve such issues or grants for a certain period, with the option to exclude shareholders’ preemptive rights;

•                  Resolutions to amend the Articles of Association, based on a proposal by the Executive Board that has been approved by the Supervisory Board and the ‘Stichting Prioriteit ARCADIS NV’ (ARCADIS Priority Foundation);

•                  Authorizing the Executive Board to purchase its own shares;

•                  Setting the remuneration of the Supervisory Board.

All shares carry voting rights pro rata to the nominal value of the shares. Resolutions are adopted by absolute majority of votes cast, unless the law or Articles of Association prescribe a qualified majority.

Evaluation for the purposes of the Corporate Governance Code

Unless stated otherwise below, ARCADIS subscribes to the principles regarding ‘Powers’ (IV.1) and ‘Provision of information to and logistics of the general meeting of shareholders’ (IV.3) as formulated by the Tabaksblat Committee for (general meetings of) shareholders. ARCADIS does not issue depositary receipts for its shares (IV.2). ARCADIS also observes the related best practice provisions, albeit with the following provisions:

•                  When the Articles of Association were amended in June 2003 to abandon the statutory structure regime of the Company, the proportion of votes required for the Shareholders’ Meeting to cancel the binding nature of a nomination for the appointment or dismissal of an Executive Board member or Supervisory Board member was also stipulated. For the Executive Board, the proportion is two thirds of votes cast, representing at least half the issued capital; for the Supervisory Board, it is two-thirds of votes cast, representing at least one-third of the issued capital. These proportions were chosen in consideration of the percentage of shareholder’s interest in the foundation Stichting Lovinklaan, so that the other shareholders can exert genuine influence over appointments and dismissals. The amendment stated that nominations to the Executive Board would normally be binding, whereas nominations to the Supervisory Board would, under normal circumstances, be non-binding. As the Shareholders’ Meeting agreed to this procedure in June 2003, a change is not considered opportune at this time, also because no final policy has been issued on this topic by the legislature.

•                  We believe that, in practice, the provision that all shareholders should be able to follow meetings of analysts, presentations to (institutional) investors, and press conferences in real time by means of web casting, telephone lines, or other means (provision IV.3.1) will be hard to implement, and has limited added value in the case of a company like ARCADIS. Analysts’ meetings and press conferences are publicized in advance, via the website. The presentations given at these meetings are posted on the website. It simply isn’t possible for shareholders to follow presentations to individual (institutional) investors because of the frequency and locations of these events; however, this was also not intended in the Code. For smaller funds, however, such presentations are very important to generate and maintain a high level of interest among investors.

The status regarding a number of specific best practice provisions is as follows:

•                  We advocate active shareholder participation at shareholders’ meetings, so we subscribe to the option of absentee voting (IV.1.7). Since the ARCADIS share was first quoted on the NASDAQ in 1993, American shareholders have been able to take part in the adoption of resolutions at shareholders’ meetings by means of proxy solicitation. To encourage proxy voting, since December 1999, the Netherlands has legally permitted the use of a record date, thereby significantly reducing the period during which shareholders’ shares are placed in deposit and are not at their disposal. The option of using a record date has been incorporated in ARCADIS’ Articles of Association since 2002, but has not yet been used, as the current facilities for absentee voting (the ‘Communication Channel’) are still technically flawed, not suitable for general use, and disproportionately expensive. The developments in this area are followed with interest. If a viable system for electronic proxy voting becomes available, we will again review this opportunity.

•                  ARCADIS does not assess or correct analysts’ reports and valuations in advance, other than factually. Nor are any fees paid to parties for conducting research or for producing or publishing analysts’ reports (IV.3.2 and IV.3.3).

•                  The agendas of the General Meetings of Shareholders contain explanations of facts and circumstances relevant to the approval, authorization, or delegation to be granted by the Meeting. This information is also published on the ARCADIS website (IV.3.7).

•                  The minutes of the General Meetings of Shareholders held on May 14, 2003 and June 5, 2003 have been published on the ARCADIS website (IV.3.8).

•                  The annual report (see page 96 of this report) includes a survey of all potential anti-takeover measures (IV.3.9).

Action

The following action will be taken to comply more fully with the best practice provisions:

•                  At the General Meeting of Shareholders in May 2004, the policy on additions to reserves and on dividends, the recommendation to pay a dividend, the discharge of Executive Board members, and the discharge of Supervisory Board members will be listed separately on the agenda and (where necessary) put to the vote (IV.1.4 to IV.1.6).

•                  Further changes will be made to the corporate website (www.arcadis-global.com) during 2004 to comply with the requirements of the Code (IV.3.6).

Financial Reporting and external auditor

Current status

Before being presented to the General Meeting of Shareholders for adoption, the Company’s annual financial statements as drawn up by the Executive Board must be examined by an external certified public accountant. The AAC advises on the (re)appointment of the external auditor, and the General Meeting of Shareholders has the authority to appoint the auditor. Should the General Meeting choose not to use this authority, the auditor is appointed by the Supervisory Board. The external auditor’s assignment (including his remuneration) for the performance of audit activities is approved by the Supervisory Board, on the recommendation of the AAC.

Pursuant to the Sarbanes-Oxley Act, all the accounting firm’s services outside the audit of the annual financial statements are verified in advance by the AAC to ensure the auditor’s objectivity and independence. In addition, the Sarbanes-Oxley Act stipulates certain services that may not be provided by the external auditor and requires companies to change their audit partner every five years. ARCADIS changed its partner in 2001, in consultation with KPMG.

The quarterly financial statements and quarterly reports are discussed with the AAC in preparation for their consideration by the Supervisory Board. This is done prior to the publication of the quarterly results and in the presence of the external auditor. The external auditor attends the meeting of the Supervisory Board; at which time his report on his audit of the annual financial statements is discussed. The auditor also attends the Supervisory Board meeting in which the half-year results are discussed.

Compliant with the Sarbanes-Oxley Act, the Chairman of the Executive Board and the Corporate Finance Director since 2003 have had to submit a signed statement declaring the financial reporting to be complete, accurate, and truthfully produced, which is filed with the annual report that is submitted to the Securities and Exchange Commission (the Form 20-F).

Evaluation for the purposes of the Corporate Governance Code

ARCADIS subscribes to the principles regarding ‘Financial reporting’ (V.1), ‘Role, appointment, remuneration and assessment of the functioning of the external auditor’ (V.2) and ‘Relationship and communication of the external auditor with the organs of the company’ (V.4). ARCADIS also observes the associated best practice provisions. ARCADIS does not have an internal auditor (V.3).

Action

The following action will be taken to comply more fully with the best practice provisions:

•                  From the start of 2004, the (re)appointment of the auditor will be included as a standard item on the agenda for the Annual General Meeting of Shareholders (V.2).

•                  From the start of 2004, the external auditor will also attend the General Meeting of Shareholders of ARCADIS NV; at which time, he may be questioned on his audit activities and his statement on the fairness of the annual financial statements (V.2.1).

•                  The regulations of the Executive Board and AAC will be worded or revised so as to incorporate the requirements regarding relationships with auditors (V.2.2 and V.2.3).

•                  The Sarbanes-Oxley Act stipulates that internal risk management and control systems must be certified by the external auditor in the annual report published for the 2005 financial year. So that we can comply with this at the start of 2006, the situation will be surveyed and evaluated, and existing procedures will be supplemented and recorded as necessary (V.1.3 and V.4.3.c).

Capital and Shares

The Company has authorized a share capital of € 5,000,010, divided into 40 million ordinary shares, 10 million cumulative financing preference shares, 200 priority shares, and 50 million cumulative preferred (protective) shares, each with a nominal value of € 0.05.

Priority shares

The 200 priority shares are held by the foundation Stichting Prioriteit ARCADIS NV (ARCADIS Priority Foundation). Important decisions regarding the Company’s development require prior approval from the holder of the priority shares. Important decisions include the issuance, acquisition, or disposal of the shares in the Company; amendments to the Articles of Association; dissolution or filing for bankruptcy; cooperative ventures of far-reaching significance; and major divestments and acquisitions. The board of the Foundation has equal representation: 10 members from the Executive Board and Supervisory Board of the Company and 10 members appointed by, and coming from, the international employee base of ARCADIS. Decisions require a voting majority of 60%. Consequently, the Foundation is a touchstone for the level of support among employees for far-reaching decisions. With this in mind, the management board always meets twice a year, mainly to discuss the Company’s strategic development. For more information, please refer to page 96 of this annual report.

Cumulative Preferred Shares

In the event of a hostile takeover, these shares are intended to prevent major changes in the control of the Company without due consideration of the interests of the Company and all those involved with it. To this end, an option agreement has been signed with the Stichting Preferente Aandelen ARCADIS NV (ARCADIS Preferred Stock Foundation). For more information, please refer to page 96 of this annual report.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the possibility to issue shares of cumulative financing preferred stock. This allows the Company to finance acquisitions from the issuance of share capital, which will strengthen shareholders’ equity without diluting existing shareholders.

No cumulative financing preferred stock is currently outstanding.

Share issuance policy

The General Meeting of Shareholders is asked each year to authorize the issuance of shares and to limit or exclude the related, statutory priority rights. Each year, upon presentation of this agenda item, the goals and restrictions that will guide the Executive Board and the Supervisory Board when they utilize this authorization are explained. This authorization is generally intended to enable the Company to take decisive action if presented with attractive expansion opportunities in the form of acquisitions.

ARCADIS NV Stock Option Plans and ARCADIS NV Stock Purchase Plans

ARCADIS NV operates Stock Option Plans and Stock Purchase Plans to promote the achievement of long-term goals. The General Meeting of Shareholders has been informed about the existing plans, which it has approved. Further information about these plans, including information about issued and outstanding options, can be found on page 102 of this annual report.

en.tre.pre.neur.ship (n)

1 assuming the management and risks of a business

Entrepreneurship

We understand what drives our clients’ businesses, and we create innovative solutions tailored to their specific needs. We utilize the best practices, knowledge, and experience of our firm for our clients around the world. We are entrepreneurial as we use the collective knowledge and full capabilities of our organization to create profitable growth through new business opportunities.

“It simply gives me a lot of energy. I’m constantly looking forward to our next initiative,” says Manoel Antonio of ARCADIS Logos Energia in Brazil in answer to why he feels more like an entrepreneur than an engineer. Entrepreneurship is very much guiding his engineering. Manoel also adds: “An entrepreneurial engineer is someone who combines the intuition and passion of the entrepreneur with the good reasoning of an engineer.”

Near São Paolo, ARCADIS developed a plan to run an energy power plant on methane gas. Manoel explains: “The Brazilian energy sector has changed during the last few years. Private investment has increased to compensate for the lack of public funding. ARCADIS has been quite active developing energy projects in Brazil—and when I say that we developed these projects, I really mean develop. We didn’t just sit around waiting for an assignment to design a power plant, but we actually created our own opportunities.”

And that is exactly what ARCADIS did. “We built a consortium that set its sights on obtaining a concession to use methane gas from the Bandeirantes landfill, to fuel a specially built power plant. The entire plan, from initial proposal, concession, design, build, implementation was an ARCADIS initiative, including the structuring of the whole financial and commercial package. Our conclusion? That we were able to develop something more profitable than merely providing engineering services. How can you pass up such an opportunity?”

The gas collection system and the power plant were built in only three months. Now, the 23 mega watt plant is operating at full capacity, generating enough energy to supply power to 58,000 households.

Risks and Risk Management

Risk management is becoming an increasingly important part of our Company procedures and, therefore, will receive focus in the coming years. As a result of the Sarbanes-Oxley Act, companies must analyze risks, determine methods to manage those risks, and certify the effectiveness of their risk management and control systems by the end of 2005. The basis for this is the analysis of risks and the way in which these can be managed.

Risks can arise from contractual relationships with our clients. Therefore, an overview of possible types of contract follows. In addition, a summary of the risks associated with ARCADIS’ business activities is then provided. Finally, the manner in which ARCADIS manages those risks is explained. Other risks may apply in addition to those mentioned.

Types of contract

Generally, the contracts under which ARCADIS provides services to clients can be placed in the following categories. In practice, there are also combinations of these categories.

Fixed price contracts. This type of contract provides for the payment of a negotiated fee that is fixed at the inception of the contract (also called a lump sum). The risk is that more time and costs are involved with the activities than were first estimated. Setbacks can also occur because certain information is not available or is not available when it should be. Conversely, if the work is performed efficiently, the earning capacity can be increased. With a well-defined scope of work and schedule, additional services can be identified and compensated for, thus limiting risks.

Cost-plus contracts. This type of contract provides for payment based on time spent, applying stipulated rates for different (categories of) employees, and out-of-pocket expenses. Risk arising from this type of project is usually limited. This type of contract is chosen when it is difficult to estimate in advance how much time will be spent or when a client wishes to bring in additional capacity (secondment) to conduct certain activities (under his management).

Cost-plus contracts with a cap. This contract is similar to the previous type, but a maximum project cost is stipulated that cannot be exceeded (without previous agreement of the client). In principle, the work is ceased when the cap has been reached, unless a performance agreement has also been negotiated. In that case, it may be necessary to complete the additional work, for which the risk rests with ARCADIS.

Contracts with a building sum-related fee. This type of contract can be used when activities are directly related to the completion of a construction project (roads, buildings, civil engineering works etc.). This type of project involves producing the design, engineering, dealing with procurement, and supervision during construction. With this type of contract, the total fee for the various activities is determined by a percentage of the sum of the total construction costs. The activities are budgeted on the basis of an estimate of the construction costs. The risk is that the actual construction costs, because of overcapacity in the market, are lower than the estimate. Conversely, with efficient project management, the margin can be influenced positively.

Turnkey contracts. This type of contract is similar to the fixed price contracts described above; however, this contract also includes the engineering and construction components of the work (design/build contract). These types of contracts require additional preparation for producing specifications and determining price. The advantages for the client are price certainty at an early stage, efficiency in the preparation and quicker deliverability. Because ARCADIS does not usually perform the construction (building) component of the work, the implementation risk is usually covered by a back-to-back contract with a contractor. In part due to size, this type of contract has a higher risk profile. Risks arise from design and engineering miscalculations, unclear specifications of the product, or contractors not meeting their obligations. Conversely, providing added value results in a greater profit potential.

GRiP™ contracts. (GRiP stands for Guaranteed Remediation and Insurance Program).

This is a special type of turnkey contract used in the environmental market for the remediation of contaminated property. A remediation plan is prepared, and remediation costs are estimated based on an environmental study and a determination of the extent of contamination. The performance of the remediation plan is offered (under certain conditions) to the client for a fixed price (turnkey). The risks of cost overruns are largely covered by an insurance policy. ARCADIS has very rigorous procedures and policies for project estimation and determination of insurance levels and works closely with our insurers to minimize the total risk. However, there are always some inherent project estimation risks. Remaining risks can arise as a result of disputed settlements with the insurer and associated litigation.

Framework contracts or Master Service Agreements. These contracts are service agreements that are negotiated for a specified period. In a framework contract, projects may sometimes be put out to bid to a number of providers. Returned bids include estimates by project or project components, or maximum amounts are set. The risk arises when, under the pressure of competition, unfavorable terms are agreed upon for the framework contract, thereby producing a negative effect on the business result for a long time. Conversely, this type of contract provides a solid basis for continuity.

Design, Build, Finance and Operate contracts (DBFO). These projects deliver a total product (Design and Build), including arranging financing (Finance) and operating the built product for a certain period (Operate). This type of project is normally conducted as part of a consortium, with an SPC (Special Purpose Company) set up specifically for the project, acting as the contract party. ARCADIS’ participation depends on the project type, its scope, and the risk profile. Our participation is often related to the capitalized development effort provided by ARCADIS employees. Risks arise from the advance investment in the development of the project, any participation in the equity and risks associated with obligations that are entered into for completing or operating the project. In this type of project, the operating companies are assisted by a team at corporate level, who complete the risk analysis.

Contracts with a success fee. This contract stipulates that ARCADIS is eligible for an agreed payment that is linked to achieving previously agreed results, whether or not within a fixed time period. In theory, this can occur in each type of contract described above.

Risks

The risks for ARCADIS can be separated into market, operational, financial, and other risks.

Market risks

Economic activity. A cyclical downturn can have a very negative effect on the investments of companies and, therefore, on the revenue of ARCADIS. Events expected to have a negative effect on the economic climate can result in signed contracts being deferred or withdrawn. The buildings segment, where most investments are from private-sector companies, is the most sensitive to economic activity. Although government investments are more stable, when there is a cyclical downturn, the government’s tax revenues fall, which can limit the resources available for public investment.

Decline in the financial markets. A sharp decline in the capital market can have a very negative effect on companies’ abilities to invest. This occurred most recently in the telecommunications segment, where investments declined considerably in a very short period, resulting in a substantial decrease in ARCADIS’ revenue in the communications segment for a number of years.

Political priorities. Changes in political priorities can considerably influence public spending and, therefore, ARCADIS’ work. Projects for which ARCADIS is well positioned can be cancelled or deferred. Elections can result in shifts in political relationships leading to delays in the awarding of new contracts. The infrastructure segment is the most sensitive to this risk.

Legislation and regulations. Some of ARCADIS’ work is based on legislation and regulations. This covers a large part of environmental revenues, but also the property valuation activities in The Netherlands. With changes in legislation and regulations, certain activities may no longer apply or may experience reduced revenues. This can also occur if proper enforcement of regulations is lacking.

Political instability. As a result of political instability, contract awards can cease or employee security can be at issue, resulting in the halt of contract work. This risk arises particularly in the donor-financed market, in which ARCADIS achieves only a limited part of its revenues (about 6%).

Bidding behavior. Changes in the bidding pattern of clients can have a considerable effect on ARCADIS’ revenues. Due to European regulations, a trend is developing in a number of countries to more open bidding where price competition is more important.

Construction fraud in The Netherlands has resulted in greater scrutiny of the bidding procedures and has resulted in delays in contract awards.  Centralization and strengthening of the purchasing function in large companies may also affect ARCADIS’ opportunities to secure profitable revenues.

Consolidation/increase in proportion. With the consolidation of companies, clients can disappear, and the purchasing power of customers can increase. The same phenomenon can occur with the government. The amalgamation of municipalities and water boards results in fewer, but more powerful, administrative units that, in a number of cases, now conduct activities that formerly were put out to bid.

Operational risks

Liability. The services provided by ARCADIS can be associated with considerable liability risks. These can arise from errors in executing activities such as design or calculation errors, incorrect estimates of contamination, not meeting agreed schedules, exceeding cost estimates and implementing budgets, not complying with legislation and regulations, or omissions in quality guarantees that have been given. To protect against these risks, ARCADIS has general and professional liability insurance policies. These policies cover errors and omissions in the executing of projects and provide insurance against possible claims that arise during the coverage period. If the insurance carrier does not renew coverage at the end of the policy term and ARCADIS is unable to obtain replacement insurance with retroactive coverage, it is possible that claims will be denied even though the claims are related to events or actions that occurred while coverage existed. Because insurance policies contain certain exclusions and have a maximum amount per claim, not all risks are covered. Another risk stems from the insurance carrier being unable to meet his obligations. For professional liability, ARCADIS currently has a worldwide policy with an excess of US$ 1 million per claim. Virtually all operating companies have reduced this excess to a lesser sum through additional insurance policies.

Project losses. In part depending on the type of contract, losses can occur in projects as a result of inaccurate time and cost estimates, new techniques with undocumented cost and performance results, inexperienced staff, performance delays, additional consulting services, the absence of information that was assumed would be available, or other unforeseen circumstances. Although many contracts also contain conditions regarding payment of additional costs in the event of unforeseen circumstances, substantial project losses can occur, having a negative effect on ARCADIS’ results.

Underutilization. Many ARCADIS employees are permanently employed by the Company. If ARCADIS is not or insufficiently able to charge for employees at the usual rates (i.e., insufficient work is available), this can have a considerable negative effect on the Company’s profitability.

Partners, subcontractors. About 30% of ARCADIS’ revenue is derived from partnering or subcontractors. If ARCADIS is unable to find the correct suppliers or if these suppliers are unable to meet their obligations (i.e., provide substandard quality), this can involve risk for ARCADIS.

Work in progress and receivables. Services are usually invoiced according to the progress of the work. Exposure arises in projects from work in progress (services performed which have not yet been invoiced) and accounts receivable. When performing construction and turnkey contracts, advance payments may be made, resulting in a small risk. When services are completed, disputes about the work performed may make it impossible, depending on the contract, to invoice for activities or payment may not be received. It is also possible that clients are unable to meet their obligations.

Specific project risks. Certain types of contract (i.e., turnkey and DBFO contracts) present greater risk. In these cases, the work or product delivered must meet specifications established beforehand. With DBFO contracts, the parties contracted for the operations phase also present a risk. To limit this risk, ARCADIS usually has a limited stake in DBFO projects.

Information and Communication Technology systems. The Company’s operation and management are largely dependent on the use of Information and Communication Technology (ICT) systems. Limited access and/or malfunctioning of these systems –both hardware and software – can negatively effect operations and management. Measures have been taken to limit the effects of external influences (such as power failures and ICT crime) on the systems and include the backup of data, as well as the use of firewalls, virus scanners, and access security.

Vacant property. ARCADIS leases its offices generally for five to ten years. If there is a downturn in activities, a property may become vacant, which can have a negative effect on results.

Financial risks.

Seasonal risks. ARCADIS’ quarterly results may fluctuate considerably, often the result of seasonal variations. These are determined above all by the number of operational days, the number of staff on leave, and weather conditions. Rain, wind, and frost affect construction implementation, including project oversight. Pressure from clients to have work completed before the end of the calendar year or before the holiday period also affects the seasonal pattern.

Acquisitions. Part of ARCADIS’ strategy is aimed at expanding its activities by acquisitions. This also brings risks that can affect the Company’s results. Examples include not being able to find the right candidates for acquisition or not being able to complete acquisitions successfully. The profit potential of acquired companies could also fall short of expectations or problems with integration could occur, because of unforeseen differences in culture. It might also be difficult to keep key staff. The balance sheet of the acquired company may contain problems that are not covered by guarantees. Each acquisition is preceded by a due diligence study in which the risks are evaluated.

Exchange rate differences. Because costs and income are often in the same currency, the effect of exchange rate differences on the Company is limited. In the donor-financed market, payments can be made in a currency different from the currency in which the costs were incurred. In that case hedging can be worthwhile. Investment in acquisitions is generally financed locally. The currency risk on dividend flow is limited. Profits in the United States are mainly used locally for acquisitions or for dividend payments to American shareholders. Profits in South America are needed to finance growth. The currency risk in ARCADIS is, therefore, mainly a translation risk. This risk is not covered. Changes in the exchange rate against the euro do indeed lead to adjustments in the value of investments in the non-euro countries, as reported on the balance sheet. Despite the considerable differences in exchange rates recently, the effect of this on the Company’s balance sheet position has been limited.

Interest rates. An increase in interest rates means that the interest charges increase. Only a limited proportion of the activities is currently financed by borrowed capital; therefore, this effect is limited. An increase in interest rates may well have a negative effect on the opportunities for making acquisitions. An increase in interest rates can also affect ARCADIS indirectly, as interest rates affect the investment decisions of companies and governments.

Goodwill. When making acquisitions ARCADIS generally pays a substantial part of the purchase price for goodwill. Since 2001, this goodwill has been shown as an asset on the balance sheet and amortized over its economic life. If the profitability of the acquired company no longer justifies the goodwill shown as an asset, it may be necessary to revalue this downward (impairment).

Development risks. The ARCADIS strategy is focused on becoming involved in DBFO projects. In this type of project, ARCADIS, often as part of a consortium, participates in the development on its own account and at its own risk. This can entail investing in certain assets and/or that the development effort is capitalized. If, in the end, the project is not developed or yields less profit than expected, it may be necessary to depreciate the development costs or other investments at an accelerated rate. At present, investments in this type of project are limited.

Percentage of completion. ARCADIS’ profit from projects is determined using the percentage-of-completion method: the expected profit is taken pro rata on the progress of the project. Losses are taken in their entirety as soon as they are identified. Incorrectly estimating project progress can lead to an incorrect valuation of the work in progress that has to be corrected later.

Tax. In the commercial profit and loss account, taxes to be paid are calculated based on estimates. Deductible costs are also estimated. When the actual taxes are paid a few years later, (considerable) corrections may have to be made to the previous estimates.

Liquidity. Over the course of the year, considerable fluctuations occur in the working capital needed to finance operations. As a result, the limits in the financing agreements with banks can be exceeded (temporarily). With regard to ARCADIS’ current balance sheet, this risk is limited. Acquisitions may lead to considerable increases in borrowed capital, placing ARCADIS at risk of not satisfying the bank’s criteria. ARCADIS strives to have a good liquidity position at all times, strictly controlling working capital and maintaining a healthy interest cover and debt/profit ratio.

Pensions. The pensions of most Dutch ARCADIS employees are in the Stichting Pensioenfonds ARCADIS Nederland (ARCADIS Nederland Pension Fund). At the end of 2003, this pension fund’s obligation coverage was about 114%. The current pension scheme in The Netherlands is based on the defined benefit system; therefore, financial developments in the pension fund can, depending on the accounting rules that apply, have a great effect on the Company’s results. ARCADIS’ policy is, therefore, aimed at converting the pension scheme into the defined contribution system.

Options. Exercising outstanding options can lead to a reduction in the profit per share. An overview of outstanding options and the accompanying exercise prices is given on page <…> of this annual report. To limit dilution, shares are purchased to cover some of the option obligations.

Other risks

Employment market. ARCADIS’ success is largely dependent on attracting and keeping good employees. If for any reason the Company is not able to recruit enough people with the necessary expertise and skills from the employment market, or keep them in the Company, this can negatively affect revenues and results. The departure of (experienced) employees to competitors or self-employment can be accompanied by the loss of clients and lead to a loss of work for ARCADIS. To position the Company as an attractive employer, much emphasis is placed on the human resources policy.

Reputation. Because of the Company’s one-firm concept, most Company activities use the ARCADIS brand. This concept increases risk as any damage to the Company’s reputation can have a far-reaching impact.

Integrity. Employees working in companies in which ARCADIS has a majority interest are committed to abide by the Company’s code of conduct. Violation of these rules can have serious consequences for the Company’s reputation and can lead to ARCADIS being excluded from bidding procedures. For this reason, great emphasis is placed on adherence to the code of conduct. Penalties for any violation can include dismissal.

Risk Management

Risk management is about achieving a healthy balance between entrepreneurship and recognizing and managing the risks that are associated with entrepreneurship. In this sense, risk management must be firmly established at all levels within the organization.

ARCADIS’ risk management and control systems will be examined and, where necessary, supplemented and improved so that, by the end of 2005, the requirements arising from the Sarbanes-Oxley Act and the Tabaksblat Code will be satisfied.

Important elements of risk management are explained below.

Management and supervision

The responsibilities and authority of the management of an operating company are established in a management charter, identifying what decisions, based on risk level, require prior approval. Examples include submitting bids, entering into financing arrangements or long-term obligations such as rental agreements or leases, pledging securities, and making investments and acquisitions.

ARCADIS primarily has a geographical organizational structure: activities are conducted by national operating companies (except for the donor-financed market). Most operating companies report directly to the Executive Board. The status of business results, as well as identified risks and their management and control, is discussed each quarter. Regular communication with the various operating companies’ managements occurs between these quarterly discussions so that operational processes and the associated risks are understood. Monthly, a report is filed on working capital and the cash position.

Three-year operational plans are prepared by the operating companies each spring, while budgets and annual business plans for the following year are prepared each autumn. These plans are discussed in detail, as are the short-term and long-term risks. Yearly, the management of each operating company provides a letter of representation that is to be attached to the annual financial statements.

Through discussions about the quarterly results, the strategic plan, and the annual budget, the Supervisory Board monitors the Company’s progress and the management of its risks. For more information, please see the Report by the Supervisory Board. The Audit Committee of the Supervisory Board monitors compliance with the financial regulations, the quality of the financial reports, and the effectiveness of the internal control systems and advises the Supervisory Board on these issues.

Portfolio policy and account management

Vulnerability to market risks can be reduced by having a balanced portfolio, distributing activities by categories of client, market sectors, and countries. The effectiveness of this portfolio policy has been demonstrated in recent years: despite a cyclical downturn with a sharp decline in the buildings and communications segments. ARCADIS has been able to maintain the total level of activity by growth in the infrastructure and the environmental segments. Account management has been introduced in many areas of the Company, not just for private-sector companies but also for government clients. As a result, an early response to anticipated changes in the set of contracts can be made. By focusing on framework contracts and multi-year agreements, greater continuity in the awarding of contracts can be achieved. Facility management is also an excellent example of an activity in which multi-year contracts form the basis for continuity in the provision of services.

Information systems

Adequate information about Company procedures is essential for risk management. ARCADIS’ financial reports are produced in accordance with guidelines that are established in the Guide to the Consolidation Package. This manual is regularly updated with the internal procedures and the accounting standards that apply in ARCADIS. Quarterly reports include not only the profit and loss account, but also information on the balance sheet and cash flow. Most operating companies produce a profit and loss account every month to be able to react rapidly to unexpected developments. In addition, every week or every two weeks, a summary of order intake and billability is produced. This information is essential for identifying market risks or underutilization at an early stage so that appropriate measures can be taken.

Project management

Project management plays a central role in managing risk. This applies for every phase of a project: from preparing the bid to delivering the product. The responsibility for risk management lies first with the project manager. In the bidding phase, there are approval requirements dependent on the scope and/or the risk profile of the project. Approval is needed from senior management for large projects or bids with a high-risk profile. For GRiP™ projects and DBFO projects, designated Company experts prepare detailed risk evaluations. To maintain a perspective of the risks, projects are divided into phases. The progress of a project is assessed regularly (usually every month): the profit is calculated using the percentage-of-completion method; the work in progress and receivables are assessed; and any additional work is discussed. This assessment is conducted by the project manager; an accountant; and for larger projects, the business unit manager.

Risks can also be influenced by the quality of the services. An International Organization for Standardization (ISO)-certified quality system has now been introduced in many of the operating companies, or specific procedures for monitoring quality have been implemented.

Human Resources Management

ARCADIS is a people-based company, so Human Resources Management (HRM) is also important to risk management. Two aspects are particularly important:

•                  Education and training. Because project managers, in particular, play a key role in risk management, specialized educational and training programs have been implemented. In addition, greater emphasis has been placed on increasing the expert knowledge of specialists and other high-level employees.

•                  Flexibility. To be able to respond rapidly to changing markets, flexibility in staff training is essential. Depending on the statutory regulations regarding the employment market in the countries where ARCADIS is active, various standards and instruments are used to be able to respond to changes in the contract portfolio.

agil.i.ty (n)

1 the quality or state of being agile: nimbleness

Agility

We demonstrate a sense of urgency in responding to our clients’ needs, and we are resourceful and creative in overcoming obstacles. We react quickly to the needs of our colleagues, by respecting them as clients, and we are eager to continuously improve our performance.

“To me, it’s very clear that our quick response to a current event positioned us as the expert, resulting in the successful winning of several new projects. Waiting until the dike broke would have been too late. Agility keeps us sharp and makes providing solutions more fun.”

Swifter than water was our reaction to the collapse of a dike near the Dutch town of Wilnis this past summer. Nobody expected the dike, protecting homes, to shift, certainly not when The Netherlands was experiencing one of the worst droughts in recent history.

For Piet van Heese, senior specialist of ARCADIS in the Netherlands, this situation called for action: “We were working on water issues at the time. Much of the country was dealing with drought conditions, and the agricultural sector in the west was especially hard hit. To keep the area irrigated the authorities decided that fresh water from the IJsselmeer needed to be transported using existing waterways. But this was time consuming; we thought of a better, quicker method: transport water through the existing piping system that had been constructed by the Department of Defense within the last century. That would speed water delivery from five days to two days.”

At the ministry offices Van Heese was told the operation already had started. “The government also felt speed was of the essence and they already were making their preparations. We then explained our knowledge and ideas to the media. When the dike at Wilnis broke, ARCADIS was recognized as the expert on this topic. Combined with our solid reputation in the area of dikes, this allowed us to showcase our knowledge and experience on national radio and in the daily newspapers. We then immediately contacted the Water Board and offered our services. The visibility resulted in several new projects, one being to research the old dikes in the area around Wilnis and provide consulting services for strengthening them.”

FINANCIAL STATEMENTS 2003

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31

amounts in thousands of euros unless otherwise stated

	2003 in US$	2003	2002
Assets

Fixed assets
Intangible fixed assets (1)	52,276	41,391	12,659
Tangible fixed assets (2)	56,673	44,872	41,152
Financial fixed assets (3)	15,650	12,391	9,567
Total fixed assets	124,599	98,654	63,378

Current assets
Inventories (4)	19,207	15,208	21,489
Receivables (5)	255,294	202,134	205,697
Cash and cash equivalents (6)	39,479	31,258	53,248
Total current assets	313,980	248,600	280,434

Total	438,579	347,254	343,812

Equity and liabilities

Shareholders’ equity
Share capital	1,291	1,022	1,014
Additional paid-in capital	45,449	35,985	35,066
Other reserves	125,707	99,531	98,621	*
Total shareholders’ equity (7)	172,447	136,538	134,701
Minority interest (8)	9,544	7,557	7,135
Total group equity	181,991	144,095	141,836

Provisions (9)	25,219	19,968	13,537
Long-term debt (10)	37,541	29,724	27,566
Current liabilities (11)	193,828	153,467	160,873	*

Total	438,579	347,254	343,812

* Adjusted for comparison purposes

Exchange rate balance sheet data US$ 1.00 = € 0.79177 (December 31, 2003).

CONSOLIDATED STATEMENT OF INCOME

amounts in thousands of euros unless otherwise stated

	2003 in US$	2003	2002

Net sales	963,627	848,457	817,095
Change in work in progress	(10,904)	(7,814)	2,042

Gross revenue	952,723	840,643	819,137
Materials, services of third parties and subcontractors	(278,925)	(245,221)	(241,358)

Net revenue	673,798	595,422	577,779
Operational cost	(614,498)	(543,285)	(518,913)
Depreciation	(18,232)	(16,118)	(15,945)

Operating income	41,068	36,019	42,921
Financing items net	(3,238)	(2,842)	(2,215)

Income from operations before taxes	37,830	33,177	40,706
Taxes	(13,315)	(11,691)	(14,427)

Income of consolidated companies from operations after taxes	24,515	21,486	26,279
Income of non-consolidated companies and long-term investments	2,947	2,583	660

Group income from operations after taxes	27,462	24,069	26,939
Amortization of goodwill	(1,336)	(1,157)	(191)
Minority interest	(1,777)	(1,544)	(2,080)

Net income	24,349	21,368	24,668

Net income from operations	25,685	22,525	24,859

Earnings per share from operations (in euros)
Basic	1.26	1.11	1.22
Diluted	1.26	1.11	1.21

Net earnings per share (in euros)
Basic	1.20	1.05	1.21
Diluted	1.20	1.05	1.20

Weighted average number of shares used to compute earnings per share
Basic		20,363,726	20,290,758
Diluted		20,374,632	20,356,675

Exchange rate income data US$ 1.00 = € 0.93224 (1st quarter), € 0.88130 (2nd quarter), € 0.88929 (3rd quarter) and € 0.84178 (4th quarter).

CONSOLIDATED CASH FLOW STATEMENT

amounts in thousands of euros unless otherwise stated

	2003 in US$	2003	2002
Cash flow from operating activities
Net income	24,349	21,368	24,668
Depreciation and amortization	19,572	17,275	16,136

Cash flow	43,921	38,643	40,804
Minority interest	1,776	1,544	2,080
Non-consolidated companies	(1,489)	(1,179)	(364)
Changes in inventories (12)	8,885	7,035	3,368
Changes in receivables (12)	15,710	12,439	(5,116)
Changes in provisions (12)	7,967	6,308	(1,307)
Changes in current liabilities (12)	(7,154)	(5,664)	6,302

Net cash provided by operating activities	69,616	59,126	45,767

Cash flow from investing activities
Investments in (in)tangible fixed assets	(23,034)	(18,238)	(14,195)
Divestments of (in)tangible fixed assets	1,830	1,449	932
Investments in consolidated companies	(52,753)	(41,768)	(11,247)
Divestments of consolidated companies	693	549	(36)
Investments in non-consolidated companies and other financial fixed assets	(5,447)	(4,313)	(4,992)
Divestments of non-consolidated companies and other financial fixed assets	2,426	1,921	1,493
Purchase own shares	(1,158)	(917)	(3,225)

Net cash used in investing activities	(77,443)	(61,317)	(31,270)

Cash flow from financing activities
Issued shares (13)	1,533	1,214	112
Long-term debt (12)	2,861	2,265	5,425
Changes in short-term borrowings	(13,572)	(10,746)	3,172
Dividends paid (14)	(12,319)	(9,754)	(9,322)

Net cash used in financing activities	(21,497)	(17,021)	(613)

Exchange rate differences	(3,509)	(2,778)	(4,315)
Translation differences of income items	5,060
Total exchange rate differences	1,551	(2,778)	(4,315)

Total increase / (decrease)	(27,773)	(21,990)	9,569
At beginning of year	55,841	53,248	43,679
Conversion difference January 1 amount	11,411

At end of year	39,479	31,258	53,248

VALUATION PRINCIPLES

Change in valuation principles

Consistent with the recent changes in the guideline issued by the Dutch Council for Annual Reporting (Raad voor de Jaarverslaggeving), the valuation principle with regard to the dividend proposal has been changed. Previously, the dividend proposal was treated as debt under current liabilities in the year under report. The changed guideline prohibits this until the Annual General Meeting of Shareholders approves the proposal. For comparison purposes, year-end 2002 shareholders’ equity has been increased by € 9.7 million.

Consolidation

The financial statements include the accounts of ARCADIS NV and its group companies. Group companies are companies over which ARCADIS NV directly and/or indirectly has control. 100% of the operations of group companies are included with the minority interest in group equity and group income shown separately. The exceptions to this rule are the financial statements of the 50% interests in ARCADIS Aqumen Facility Management B.V., and in Grupo EP S.A., which are consolidated proportionately.

Conversion of foreign currencies

For balance sheet accounts, amounts in foreign currencies are converted into euros at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into euros at the average quarterly exchange rates over the respective reported period. Exchange rate differences are included in income, except those arising from the conversion of equity of subsidiaries outside the euro countries, which are directly added to or deducted from equity.

Principles of valuation of assets and liabilities

Goodwill

Goodwill represents the amount paid on acquisition of participations in excess of the net equity value calculated in accordance with the valuation principles of ARCADIS NV. Goodwill paid in the years up to and including 2000 was charged directly to equity. Goodwill paid from 2001 onward for new acquisitions is capitalized and linear amortized, based on its estimated economic life.

Software

Software is valued at historical cost. Annual linear depreciation is 20% to 33%, unless software becomes obsolete, in which case the entire book value is written off.

Tangible fixed assets

Real estate is valued at historical cost. The level of annual linear depreciation of buildings is determined by the estimated economic life and amounts in general to 3% of the book value at the beginning of the year. Land and rural properties are not depreciated.

Furniture and fixtures are valued at historical cost. Historical cost reduced by annual depreciation, based on the estimated economic life. For furniture and fixtures, annual depreciation is 12% to 33% historical cost.

Financial fixed assets

Non-consolidated companies in which ARCADIS has significant influence, are valued at net equity value. Non-consolidated companies in which ARCADIS does not have significant influence long-term receivables are valued at purchase price. If necessary, a deduction is made for permanent devaluation.

Inventories

Goods for resale, raw materials, and supplies are valued at the lower of cost or market value on balance sheet date.

Work in progress is valued at full cost price of the work performed per project, less advances, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method, in which the actual full costs are calculated as percentage of the expected costs up to the end of the project. Included in this cost price is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no confirmation of order has been received are valued at zero.

Receivables

Outstanding amounts due from customers for deliveries and work performed have been included under ‘Receivables’ and are valued nominal value, less provisions for doubtful debts or for debts which are outstanding for longer periods than is generally accepted in the respective countries.

Provisions

Provisions are calculated at nominal value, except for provisions for pensions and similar obligations, which in principle are based on actuarial calculations.

Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

Others

Other assets and liabilities are stated at nominal value.

Presentation profit and loss account

The way in which the different line items in the profit and loss account are presented is a departure from the prescribed model as per the Decision Models Annual Accounts (Besluit Modellen Jaarrekening). The most important difference is the separate presentation of the line item ‘Amortization of Goodwill’ after the line ‘Group income from operations after taxes’. This presentation mode enhances the understanding of the result. In addition, this presentation mode is in concurrence with international regulation (IFRS), which in current proposals suggests – as is already customary under U.S. regulations (US GAAP) – to no longer amortize goodwill but do an annual test to see if devaluation is necessary.

Method of determination of income

Gross revenue

Net sales are the total amounts charged to customers, less sales-related taxes. To provide a correct presentation of the Company’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects.

Profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no confirmation of order has been received are charged to income.

Materials, services of third parties, and subcontractors

This amount represents all project-related costs of materials and services charged by third parties including the costs of subcontractors.

Operational cost

All costs in relation to employees, as well as non-project-related out-of-pocket expenses are taken into account as operational cost in the year to which these items relate.

Depreciation

Depreciation of buildings is calculated on the basis of the book value at the beginning of the year. For software, furniture, and fixtures, the level of depreciation is determined by the estimated economic lifeand the historical cost is taken as the basis.

Taxes

Income taxes comprise both current and deferred taxes. No taxes are charged to profits to the extent that they can be offset against lossesin prior years. Taxes are deducted from losses to the extent that they can definitely be offset.

Income from non-consolidated companies

The proportionate share in earnings from non-consolidated participations is accounted for in the year these earnings are booked by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, annual dividends received are included in income.

Other

Non-project-related costs, financing income/expenses, and extraordinary items are accounted for in the year to which these items relate.

Goodwill

Goodwill is linear amortized over the estimated economic life of the acquisitions and in principle is set at 5% per year.

Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and options outstanding during the period, as far as the exercise price of these options is lower than the share price.

Principles of drawing up the Cash Flow Statement

The consolidated cash flow statement compares the balance sheet at January 1 with that at December 31. Changes in the balance sheet items caused by new consolidations, deconsolidations and changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General

The Company’s statement of income has been condensed in accordance with article 402 Book 2 of the Dutch Civil Code. All amounts shown in the financial statements are in thousands of euros unless otherwise indicated.

The results of companies acquired in 2003 have been incorporated in the financial statements from the date of acquisition. The results of companies sold in 2003 have been incorporated in the financial statements until the date of sale.

Group companies

In accordance with articles 379, 392, and 414, Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem.

Consolidated interests

Only the major consolidated companies are listed below, stating the country in which they are domiciled, if outside The Netherlands.

ARCADIS Bouw & Vastgoed BV, (100%) Nieuwegein

ARCADIS FM Beheer BV, (100%) Arnhem

ARCADIS Geo- en Vastgoedinformatie BV, (100%) Arnhem

ARCADIS Infra BV, (100%) Amersfoort

ARCADIS PlanRealisatie BV, (100%) Arnhem

ARCADIS Regio BV (formerly ARCADIS Ruimtelijke Ontwikkeling BV), (100%) Arnhem

PRC Holding BV, (100%) Bodegraven

ARCADIS G&M, Inc., (100%) Denver, Colorado, USA

ARCADIS Geotecnica Consultores SA, (100%) Santiago, Chile

ARCADIS Logos Engenharia SA, (50% + 1 share) São Paulo, Brazil

ARCADIS Belgium NV, (100%) Deurne, Belgium

ARCADIS Deutschland GmbH, (100%) Darmstadt, Germany

ARCADIS FC International SAS, (100%) Paris, France

Grupo EP Ingenieria y Servicios Integrales SA, (50%) Madrid, Spain

ARCADIS Euroconsult BV, (100%) Arnhem

Changes in consolidated interests

In 2003, among others the following interests were acquired and consolidated for the first time:

•             HOMOLA Projektmanagement AG (75%) Frankfurt, Germany (owned by ARCADIS Deutschland GmbH as of the second quarter 2003)

•             Reese, Macon and Associates, Inc., (100%) Lake Worth, Florida, USA (owned by ARCADIS G&M, Inc. as of the second quarter 2003)

•             Tetraplan SA (100%) São Paulo, Brazil (owned by ARCADIS Logos SA as of the second quarter 2003)

•             Domus Nitida NV (100%) Turnhout, Belgium (owned by ARCADIS Belgium NV as of the third quarter 2003)

•             Fally NV (100% Charlerloi, Belgium (owned by ARCADIS Belgium NV as of the third quarter 2003)

•             Lawson, Noble & Webb, Inc., (100%) Palm Beach, Florida, USA (owned by ARCADIS G&M, Inc. as of the third quarter 2003)

•             Finkbeiner, Pettis & Strout, Inc., (100%) Toledo, Ohio, USA (owned by ARCADIS G&M, Inc. as of the third quarter 2003)

•             PRC Holding BV (100%) Bodegraven (owned by ARCADIS NV as of the fourth quarter 2003).

During the financial year, an interest of 60% in Dynamicon BV was sold.

NOTES TO THE CONSOLIDATED BALANCE SHEET

amounts in thousands of euros

(1) Intangible fixed assets

	Goodwill	Software	Total
Balance at January 1, 2003
Purchase price	8,599	13,381	21,980
Accumulated depreciation	255	9,066	9,321
Book value	8,344	4,315	12,659

Changes as a result of
Investments	31,184	1,467	32,651
(De)consolidations	963	93	1,056
Divestments	—	(59)	(59)
Depreciation	(1,157)	(2,673)	(3,830)
Exchange rate differences	(1,151)	65	(1,086)
	29,839	(1,107)	28,732

Balance at December 31, 2003
Purchase price	39,595	15,915	55,510
Accumulated depreciation	1,412	12,707	14,119
Book value	38,183	3,208	41,391

(2) Tangible fixed assets

	Land and buildings	Furniture and fixtures	Rural properties *	Total
Balance at January 1, 2003
Purchase price	10,251	101,523	40	111,814
Accumulated depreciation	2,421	68,241	—	70,662
Book value	7,830	33,282	40	41,152

Changes as a result of
Investments	4,347	12,424	—	16,771
(De)consolidations	852	2,270	—	3,122
Divestments	(182)	(1,208)	—	(1,390)
Depreciation	(586)	(12,850)	(9)	(13,445)
Exchange rate differences	(100)	(1,238)	—	(1,338)
	4,331	(602)	(9)	3,720

Balance at December 31, 2003
Purchase price	17,338	113,860	40	131,238
Accumulated depreciation	5,177	81,180	9	86,366
Book value	12,161	32,680	31	44,872

* Property not required for business operations.

At December 31, 2003, the book value of tangible fixed assets, financed by financial lease, was € 1,799 (2002 € 1,847).

(3) Financial fixed assets

	2003	2002

Non-consolidated companies
Balance at January 1	2,940	2,173
Changes as a result of
Equity share in income	2,583	660
Acquisitions	1,469	1,809
(De)consolidations	167	—
Sale of participations	(473)	(806)
Received dividends	(1,403)	(297)
Reclassification	280	(480)
Other changes and exchange rate differences	(282)	(119)
	2,341	767
Balance at December 31	5,281	2,940

Receivables from non-consolidated companies
Balance at January 1	1,440	569
Changes as a result of
New receivables	812	821
(De)consolidations	76	—
Received	(864)	(18)
Reclassification	(280)	480
Other changes and exchange rate differences	(133)	(412)
	(389)	871
Balance at December 31	1,051	1,440

Other receivables
Balance at January 1	5,187	3,678
Changes as a result of
Acquisitions	15	806
New receivables	1,916	2,098
Received	(586)	(622)
Other changes and exchange rate differences	(473)	(773)
	872	1,509
Balance at December 31	6,059	5,187

Total financial fixed assets	12,391	9,567

(4) Inventories

	2003	2002
Goods for resale	136	178
Raw materials and supplies	64	95
Work in progress	15,008	21,216
	15,208	21,489

Work in progress

	2003	2002
Billings lower than costs + results	55,051	54,180
Billings exceeding costs + results	40,043	32,964
	15,008	21,216

Amount of advances received	12,492	7,110
Amount of retentions	2,547	1,127

The sum of work being performed, valued at cost, and the proportional part of the expected profits of the related projects, less provisions regarded as necessary, as described before, amounts to approximately € 661 million (2002: approximately € 580 million).  Advances amount to approximately € 646 million (2002: approximately € 559 million).

(5) Receivables (includes items maturing within one year)

	2003	2002
Trade receivables	183,794	184,401
Receivables from non-consolidated companies	3,019	3,356
Other receivables and prepaid expenses	15,321	17,940
	202,134	205,697

(6) Cash and cash equivalents

	2003	2002
Money on deposit	580	737
Bank and cash	30,678	52,511
	31,258	53,248

At the end of 2003, an amount of € 0.6 million was not freely available.

(7) Shareholders’ equity

For more detailed information about composition and changes in the shareholders’ equity of ARCADIS NV, we refer to the notes to the Company balance sheet.

(8) Minority interest

	2003	2002
Balance at January 1	7,135	6,125
Changes as a result of
Share in net income	1,544	2,080
Acquisitions	279	1,520
Expansion ownership	(1,285)	—
Capital increase	288	21
Paid dividend	(157)	(397)
Exchange rate differences	(250)	(2,396)
Other changes	3	182
	422	1,010
Balance at December 31	7,557	7,135

(9) Provisions
	Deferred Taxes	Pension obligations	Reorganization/ Restructuring	Others	Total
Balance at January 1, 2003	5,611	3,105	2,279	2,542	13,537
Change as a result of
(De)consolidations	693	—	—	197	890
Additions	4,990	771	2,340	82	8,183
Deductions	(349)	(201)	(620)	(705)	(1,875)
Exchange rate differences	(380)	(358)	—	(29)	(767)
Balance at December 31, 2003	10,565	3,317	3,999	2,087	19,968

The provision for deferred taxes is almost completely based on the fact that the projects are valued according to the percentage-of-completion method. Therefore, the terms vary per project, but in total the nature is long-term. The provisions for pension obligations are taken by foreign group companies based on local labor conditions. The provision for reorganizations and restructuring will mostly be used during 2004. The other provisions consist largely of a provision for litigation, and primarily are of a long-term nature.

(10) Long-term debt

	2003	2002
Bank loans (interest rates between 3.0% and 7.0%)	29,120	26,388
Financial lease contracts (interest rates between 3.0% and 6.8%)	2,178	1,080
Other long-term debt (interest rates between 0% and 23.5%)	1,376	1,117
Subtotal	32,674	28,585
Current portion	2,950	1,019
	29,724	27,566

Aggregate maturities of long-term debt are as follows:
2005	23,499
2006	2,759
2007	881
2008	1,026
after 2008	1,559
	29,724

The weighted average interest rate for 2003 and 2002 on interest-bearing debt was 6.0% and 5.7%, respectively.

(11) Current liabilities

	2003	2002
Current portion of long-term debt	2,950	1,019
Bank overdrafts	5,992	15,026
Suppliers	62,003	64,351
Corporate taxes	5,456	10,136
Other taxes and social security contributions	23,054	27,322
Other liabilities and accrued expenses	54,012	43,019
	153,467	160,873	*

* Adjusted for comparison purposes

The total short-term credit facilities amount to approximately € 154 million. For a small portion of the available credit facilities, current receivables and other assets have been pledged.

Commitments and contingent liabilities

Banks have issued guarantees up to the amount of € 41.0 million (2002: € 28.9 million).

Commitments on account of rent and operational lease contracts amount to € 124.9 million (2002: € 134.6 million), of which € 32.8 million matures in 2004. This includes an amount of € 8.9 million for lease contracts for cars. The duration of the rent and lease contracts is approximately 3.5 years. The amount of € 24.6 million has a maturity date of more than 5 years.

Litigation

ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legaladvice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of ARCADIS NV, but could be material to the Company’s results of operations in any one accounting period.

Guarantees

As a partner in a number of limited liability companies, ARCADIS is liable for the contractual obligations these companies enter into. Therisk pertaining to these obligations amounted to € 0.5 million (2002: € 1.3 million).

Financial instruments

There is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes. As in 2002, at the end of 2003, no financial instruments have been used to cover these currency risks.

No financial instruments are used to cover the risk associated with the conversion into euros of equity and income from foreign operations and non-consolidated companies outside the euro-zone.

In principle, ARCADIS manages interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions,and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on the ARCADIS interest risk profile, no financial instruments were used during 2003 (as well as 2002) to cover the risk.

In view of the short-term turnaround times involved, the book value of the fixed and current assets and of the current liabilities approximate fair value. The fair value of ARCADIS’ long-term debt does not materially differ from the carrying value.

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

amounts in million of euros

Segment information

Presented below is the geographical segmentation which coincides with the Company’s reporting structure. There is almost no differentiation in the type of services provided by the various group companies.

	The Netherlands		Europe		North and South America		Other regions		Eliminations		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Gross revenue	296.2	297.3	225.9	183.1	271.1	291.6	47.4	47.2			840.6	819.1
Revenue between regions	1.6	4.7	1.1	1.3	0.3	0.2	0.1	—	(3.1)	(6.2)	—	—
Total revenue regions	297.8	302.0	227.0	184.3	271.4	291.8	47.5	47.2	(3.1)	(6.2)	840.6	819.1
Materials, services of third parties and subcontractors	75.2	74.9	66.2	62.2	83.7	86.2	23.1	24.2	(3.1)	(6.2)	245.2	241.4
Net revenue	222.6	227.1	160.7	122.1	187.7	205.5	24.4	23.0	—	—	595.4	577.8
Operating costs regions	203.1	202.4	145.5	111.1	171.4	183.7	23.3	21.7			543.3	518.9
Depreciation regions	7.3	7.9	3.9	3.4	4.4	4.4	0.5	0.3			16.1	15.9
Operating income	12.1	16.9	11.3	7.6	11.9	17.5	0.7	1.0	—	—	36.0	42.9
Financing items net											(2.8)	(2.2)
Income of non- consolidated companies	0.8	0.2	0.1	0.1	1.8	0.4	(0.1)	0.0			2.6	0.7
Taxes											(11.7)	(14.4)
Group income from operations after taxes											24.1	26.9
Amortization goodwill											(1.2)	(0.2)
Minority interest											(1.5)	(2.1)
Net income											21.4	24.7

Total assets	211.5	225.4	122.0	115.8	101.0	96.4	16.2	19.5	(103.4)	(113.2)	347.3	343.8
Total financial fixed assets	(4.7)	(5.7)	8.1	7.8	9.0	7.2	0.1	0.2			12.4	9.6
Total liabilities	76.6	100.2	129.4	126.5	53.3	46.3	10.4	14.3	(66.6)	(75.6)	203.2	211.7
Total investments	9.1	5.2	5.1	3.4	3.9	5.5	0.1	0.1			18.2	14.2
Total number of employees	2774	2772	3446	2988	2770	2403	287	340			9277	8503

Operating costs

	2003	2002
Salaries and wages	311,839	301,935
Social charges	47,617	42,903
Pension and early retirement charges	17,448	11,014
Other personnel costs including temporary labor	51,865	57,555
Total personnel cost	428,769	413,407
Occupancy expenses	42,679	39,604
Travel expenses	30,698	29,309
Office expenses	23,363	23,240
Other operational costs	17,776	13,353
	543,285	518,913

The average number of employees in 2003 was 8827 (2002: 8020). The headcount includes the total number of employees of the proportionately consolidated companies ARCADIS Aqumen Facility Management B.V. (24), and Grupo EP S.A. (1614).

Financial position Pension Fund

ARCADIS has a hybrid pension plan. Up till a salary level of € 54,337.- (per October 1, 2003) pension benefits are based on a final pay scheme, with a franchise of € 16,346.- (per October 1, 2003). Above a salary level of € 54,337.- pension benefits are based on a defined contribution scheme. Employees contribute 6% of the pension base (salary minus franchise). Targeted retirement age is at the moment 61 years.

At year-end 2003, the Pension Fund had a coverage ratio of 114% as calculated with the criteria set by the Dutch Pension and Insurance Authority. To determine the level of services, the Pension Fund applies an interest rate of 4% (for calculation purposes) and the mortality tables GBM/GBV 1995-2001 -2/-1. The charges are determined based on a statistical method.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
amounts in thousands of euros

Financial income and expenses

	2003	2002
Interest and similar income	2,679	2,655
Interest and similar expenses	(5,521)	(4,870)
	(2,842)	(2,215)

Income taxes

ARCADIS NV and its wholly-owned Dutch group companies (excluding PRC Holding BV) constitute a single fiscal unit for income taxes.

The weighted average tax rate on the income from operations was 35.2% (2002: 35.4%).

Explanation effective tax rate

	2003			2002
	Gross amount	Taxes	In%	Gross amount	Taxes	In%
Income from operations	33,177	11,691	35.2%	40,705	14,427	35.4%
Income from non-consolidated companies	2,583	—	—	661	—	—
Amortization of goodwill	(1,157)	—	—	(191)	—	—
Total	34,603	11,691	33.8%	41,175	14,427	35.0%

Nominal tax rate in the Netherlands			34.5%			34.5%
Foreign tax rate differences			2.4%			2.7%
Utilization of loss carry forwards			—			(1.0)%
New loss carry forwards			0.9%			0.4%
Settlements			(2.0)%			(0.9)%
Non taxable items			(2.0)%			(0.7)%
Effective tax rate			33.8%			35.0%

(12) Operational cash flow

	Inventories	Receivables	Provisions	Long-term debt	Current liabilities
Changes in balance sheet	(6,281)	(3,563)	6,431	2,158	(7,406)
Eliminations:
Exchange rate differences	2,004	8,520	764	(57)	5,521
(De)consolidations	(2,298)	(16,762)	(784)	(636)	(12,703)
Other non-operational changes	(460)	(634)	(103)	800	(110)
Bank overdrafts					9,034
Operational change 2003	7,035	12,439	6,308	2,265	(5,664)

(13) Issued shares

	2003	2002
ARCADIS NV stock purchase plans	—	37
ARCADIS NV option plans exercised	926	75
Capital increase minority shareholders	288	—
	1,214	112

(14) Dividends paid

	2003	2002
Paid to shareholders of ARCADIS NV	9,597	8,925
Paid to minority shareholders of consolidated companies	157	397
	9,754	9,322

COMPANY BALANCE SHEET AS AT DECEMBER 31
amounts in thousands of euros

	2003	2002
Assets

Fixed assets
Intangible fixed assets (15)	13,302	1,261
Tangible fixed assets (16)	527	377
Financial fixed assets (17)	88,502	80,579

Current assets
Receivables (18)	57,843	62,869
Cash and cash equivalents	29	17,697
Total	160,203	162,783

Equity and liabilities

Shareholders’ equity
Share capital (19)	1,022	1,014
Additional paid-in capital (20)	35,985	35,066
Other reserves (21)	99,531	98,621	*
	136,538	134,701

Long-term debt (22)	18,151	18,151
Current liabilities (23)	5,514	9,931	*
Total	160,203	162,783

COMPANY STATEMENT OF INCOME amounts in thousands of euros

	2003	2002
Net income subsidiaries	18,823	22,376
Other results	2,545	2,292

Net income	21,368	24,668

* Adjusted for comparison purposes

NOTES TO THE COMPANY BALANCE SHEET
amounts in thousands of euros

General

The valuation principles, the conversion of foreign currencies, and the method of determination of income are the same as those used in the consolidated financial statements.

(15) Intangible fixed assets

	Goodwill	Software	Total
Balance at January 1, 2003
Purchase price	—	3,269	3,269
Accumulated depreciation	—	2,008	2,008
Book value	—	1,261	1,261

Changes as a result of
Investments	12,966	6	12,972
Depreciation	(182)	(749)	(931)
Total changes	12,784	(743)	12,041

Balance at December 31, 2003
Purchase price	12,966	3,275	16,241
Accumulated depreciation	182	2,757	2,939
Book value	12,784	518	13,302

(16) Tangible fixed assets (furnitures and fixtures)

Balance at January 1, 2003
Purchase price	1,520
Accumulated depreciation	1,143
Book value	377

Changes as a result of
Investments	383
Divestments	(15)
Depreciation	(218)
Total changes	150

Balance at December 31, 2003
Purchase price	1,853
Accumulated depreciation	1,326
Book value	527

(17) Financial fixed assets

	2003	2002
Subsidiaries
Balance at January 1	80,579	70,502
Changes as a result of
Share in income	18,823	22,376
(De)consolidations	139	(748)
Investments	22,060	—
Loans	(2)	8,003
Goodwill	(12,966)	—
Exchange rate differences	(10,081)	(11,783)
Dividends received	(10,867)	(10,700)
Other changes	817	2,929
	7,923	10,077
Balance at December 31	88,502	80,579

(18) Receivables

	2003	2002

Receivables from group companies	57,584	62,486
Other receivables	259	383
	57,843	62,869

Shareholders’ Equity

(19) Share capital

The Company’s authorized share capital amounts to € 5,000,010 divided into 40,000,000 shares of common stock, 50,000,000 shares of cumulative preferred stock, and 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), all with a nominal value of € 0.05 each, and 200 priority shares with a nominal value of € 0.05 each. At December 31, 2003, issued and outstanding are 20,430,377 shares of common stock and 200 priority shares.

ARCADIS NV has specific employee stock options plans for its American employees. At December 31, 2003, 607,768 (2002: 676,024) options were outstanding. These can be exercised at prices ranging from US$ 6.75 and US$11.85 (2002: US$ 6.75 and US$ 11.50); the average exercise price is US$ 9.25  (2002: US$ 8.80). In May, June, and August 2003, out of these plans 133,841 options were granted with the exercise price ranging US$ 8.70 to US$ 11.85. During 2003, 133,703 options were exercised (2002: 7,993) with exercise prices between US$ 6.75 and US$ 11.50 (2002: US$ 8.58 and US$ 9.125); while 68,394 options with exercise prices ranging from US$ 6.75 and US$ 11.50 were cancelled. The closing price of ARCADIS shares on NASDAQ on December 31, 2003, was US$ 11.80 (2002: US$ 8.38). One option entitles the holder to one share. On December 31, 2003, option holders had the opportunity of exercising 294,159  options at prices ranging from US$ 6.75 to US$ 11.50.

As from 2001, a new worldwide option plan was introduced for the senior management of the Company. In May 2003, based on this plan, 290,250 options were granted with an exercise price of € 8.93. For a detailed description of the options plans we refer to pag 102.”Options and stock purchase plans”.

In November 2003, the Company repurchased 102,973 shares against a price ranging from € 7.74 to € 8.65; these shares are to cover the options granted. This temporary repurchase has been deducted from the Other Reserves.

(20) Additional paid-in capital

	2003	2002
Balance at January 1	35,066	34,954
Changes as a result of
Changes due to options exercised	919	112
Balance at December 31	35,985	35,066

(21) Other reserves

	2003	2002
Balance at January 1	98,621	97,769 *
Changes as a result of
Profit	21,368	24,668
Dividend	(9,597)	(8,925)
Own share purchase for granted options	(917)	(3,225)
Exchange rate differences	(9,944)	(11,666)
	910	852
Balance at December 31	99,531	98,621

The revaluation reserve group companies of € 14.6 million, which up to 2003 was separated, has been added to other reserves.

(22) Long-term debt

	2003	2002
Bank loans (interest rates between 6.1% and 6.2%)	18,151	18,151
	18,151	18,151

The long-term debts have a maturity date in 2005.

(23) Current liabilities

	2003	2002
Bank overdrafts	255	—
Suppliers	526	1,152
Corporate taxes	(605)	(1,465)
Taxes and social security contributions	145	8,270
Payable to group companies	32	—
Other liabilities	5,161	1,974
	5,514	9,931	*

* Adjusted for comparison purposes

The short-term credit facilities amount to € 123 million. No current receivables or other assets have been pledged.

Commitments and contingent liabilities

The Company is part of the fiscal unit ARCADIS NV. Therefore, the Company is severally liable for tax liabilities of the fiscal unit as a whole.

NOTES TO THE COMPANY STATEMENT OF INCOME

Net income subsidiaries

Net income of subsidiaries is the share of ARCADIS NV in the results of its subsidiaries.

Remuneration of Executive Board and Supervisory Board

In 2003, an amount of € 1,653,000,- (2002: € 1,752,000,-) was charged to the Company for remuneration of Executive Board members including pension charges. Besides that, the members received 57,500 (2002: 48,000) options which can be exercised after three years against € 8.93 per option. In the schedule below, a specification per Executive Board member is given for the salary, bonus, pension premium, and options granted. For an explanation on the remuneration policy, we refer to page 58 of this report.

amounts in thousands of euros	Salary(2)	Bonus(3)	Pension premium	Number of options
Harrie L.J. Noy	326	111	62	17,500
Steve B. Blake (1)	313	141	7	15,000
C. Michiel Jaski	244	83	31	14,000
Jan Zijlstra	244	83	56	11,000

(1).  The amounts are in US$ and are related to the period January 1 up to November 1, 2003.

(2).  The salaries of the Dutch members of the Executive Board were raised by 3%, in line with the Company’s Dutch collective labor agreement; the salary of the American Executive Board member was raised by 1.5%.

(3).  The bonus is based on the results achieved in 2002.

Currently, the Supervisory Board consists of seven members. The joint fixed remuneration for 2003 amounted to € 176,000,- (2002: € 151,000,-), specified as follows.

amounts in thousands of euros	Remuneration

Luck M. van Leeuwen	38
Carlos Espinosa de los Monteros	25
André A. van der Louw	25
Jan Peelen	25
Rijnhard W.F. van Tets	25
Ross A. Webber	25
Gerrit Ybema (was appointed as of May 14, 2003)	13

Arnhem, March 5, 2004
Executive Board	Supervisory Board

Harrie L.J. Noy	Luck M. van Leeuwen
C. Michiel Jaski	Carlos Espinosa de los Monteros
André A. van der Louw
Jan Peelen
Rijnhard W.F. van Tets
Ross A. Webber
Gerrit Ybema

OTHER INFORMATION

Profit allocation

Article 27 of the Articles of Association stipulates, among other things, that the Executive Board with the approval of the Supervisory Board shall annually propose which part of the profit shall be presented for acceptance to the Annual General Meeting of Shareholders. That which remains shall be added to the equity of the Company.

The Executive Board with the approval of the Supervisory Board proposes to present for acceptance to the Annual General Meeting of Shareholders a dividend amount of € 9,807,000.- from the profits of the fiscal year 2003, amounting to € 21,368,000.- which represents a dividend of € 0.48 per share.

Priority shares

The 200 priority shares are issued since 1987 and are held by the Stichting Prioriteit ARCADIS NV, a foundation established in Arnhem. The special statutory right under the ARCADIS’ Articles of Associationwith regard to these priority shares is decision making related to:

(1).       The issuance, acquisition and disposal of shares in the Company;

(2).       Amendments to the Articles of Association;

(3).       The dissolution of the Company and the filing for bankruptcy;

(4).       The entry into or termination of long-term cooperative ventures of substantial significance; and

(5).       Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The board of the Stichting Prioriteit ARCADIS NV is administered by 20 board members: 7 members of the ARCADIS’ Supervisory Board, 3 members of the ARCADIS’ Executive Board, and 10 members from the board of Foundation Bellevue (a foundation established in Arnhem, whose board members are appointed by and from the international employee base of the ARCADIS group).

At balance sheet date, the board of the Stichting Prioriteit ARCADIS NV is comprised of the following persons:

Luck M. van Leeuwen, Chairman

Bert W. van der Toorn, Deputy Chairman

Harrie L.J. Noy, Secretary

Marc A. Elbers

Carlos Espinosa de los Monteros

C. Michiel Jaski

Thomas Kustusch

André A. van der Louw

Marcia Paterno Joppert

Jan Peelen

Marc van Put

Steve Reed

Gerardo Roiz de la Parra

Marcel P. Stuart

Rijnhard W.F. van Tets

Ross A. Webber

Piet P.Q. de Wildt

Peter E. Yakimowich

Gerrit Ybema

Jan Zijlstra

The Executive Board of ARCADIS NV and the board of the Stichting Prioriteit ARCADIS NV are both of the opinion that, regarding the exercising of the voting right on the priority shares by the Stichting Prioriteit ARCADIS NV, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam N.V.

Cumulative Preferred Shares

The Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS N.V.) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved. TheBoard of this Foundation consists of four persons appointed by the Company’s Executive Board and one person appointed by and from the members of the Company’s Supervisory Board, who acts as chairman.

The Foundation has been granted the right to acquire the ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises, andall parties involved were to warrant this.

At balance sheet date, the board of said Foundation is comprised of the following persons:

Luck M. van Leeuwen, Chairman

Jan A. Dekker, Secretary

Bram A. Anbeek van der Meijden

Liesbeth E. M. Kneppers-Heijnert

Frits W. Mulder

The Executive Board of ARCADIS NV and the board of the Stichting Preferente Aandelen ARCADIS NV are both of the opinion that, regarding the independence of the management, there is full compliance with the requirements stipulated in Section X of theregulations of Euronext Amsterdam N.V.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the ability to issue shares of cumulative financing preferred stock. This allows the Company, when needed, to finance acquisitions from the issuance of share capital, which will strengthen shareholders’ equity without resulting in a dilution of shares of the existing shareholders. Currently, no cumulative financing preferred stock is issued.

Auditors’ report

Introduction

We have audited the foregoing 2003 financial statements of ARCADIS NV, Arnhem. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2003 and the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

De Meern, March 5, 2004

KPMG Accountants N.V.

OTHER FINANCIAL DATA
net revenue = 100%

Comparisons based on percentages	2003	2002	2001
Gross revenue	141.2%	141.8%	141.5%
Materials, services of third parties, and subcontractors	(41.2)%	(41.8)%	(41.5)%
Net revenue	100.0%	100.0%	100.0%
Operational cost	(91.3)%	(89.8)%	(90.4)%
Depreciation	(2.7)%	(2.8)%	(2.7)%

Operating income	6.0%	7.4%	6.9%
Financing income/expenses net	(0.4)%	(0.4)%	(0.5)%

Income from operations before taxes	5.6%	7.0%	6.4%
Taxes	(2.0)%	(2.4)%	(2.2)%

Income of consolidated companies from operations after taxes	3.6%	4.6%	4.2%
Income from non-consolidated companies	0.4%	0.1%	0.1%

Group income after taxes	4.0%	4.7%	4.3%
Amortization of goodwill	(0.2)%	(0.0)%	(0.0)%
Minority interest	(0.2)%	(0.4)%	(0.2)%

Net income excluding extraordinary items	3.6%	4.3%	4.1%
Extraordinary items after taxes	—	—	0.3%

Net income	3.6%	4.3%	4.4%

OTHER FINANCIAL DATA
in thousands of euros, unless otherwise stated

	2003				2002
Quarterly financial data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Revenue
Quarterly	192,829	198,055	207,165	242,594	193,069	201,624	198,268	226,176
Cumulative	192,829	390,884	598,049	840,643	193,069	394,693	592,961	819,137
In percent per quarter	22.9%	23.6%	24.6%	28.9%	23.6%	24.6%	24.2%	27.6%
In percent cumulative	22.9%	46.5%	71.1%	100.0%	23.6%	48.2%	72.4%	100.0%

Net income from operations
Quarterly	3,908	5,672	5,058	7,887	3,934	6,751	5,548	8,626
Cumulative	3,908	9,580	14,638	22,525	3,934	10,685	16,233	24,859
In percent per quarter	17.3%	25.2%	22.5%	35.0%	15.8%	27.2%	22.3%	34.7%
In percent cumulative	17.3%	42.5%	65.0%	100.0%	15.8%	43.0%	65.3%	100.0%

Net income from operations per share (in euros)
Quarterly	0.19	0.28	0.25	0.39	0.19	0.33	0.27	0.43
Cumulative	0.19	0.47	0.72	1.11	0.19	0.52	0.79	1.22

Exchange rate (in euros)
US$ 1=	0.93	0.88	0.89	0.84	1.14	1.09	1.02	1.00

TEN-YEAR SUMMARY
amounts in millions of euros unless otherwise stated

These figures are derived from the published annual accounts of the years concerned.

Consolidated balance sheet	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Intangible fixed assets	41.4	12.7	7.6	7.1	6.4	4.9	1.1	1.0	0.7	0.4
Tangible fixed assets	44.9	41.2	37.8	40.6	46.3	44.5	49.1	44.0	43.7	38.5
Financial fixed assets	12.4	9.6	6.4	10.5	10.4	7.7	7.9	18.0	10.2	18.0
Total fixed assets	98.7	63.4	51.8	58.2	63.1	57.1	58.1	63.0	54.6	56.9

Inventories	15.2	21.5	27.5	30.2	44.6	33.2	24.9	15.1	0.8	1.6
Receivables	202.1	205.7	187.0	192.1	176.6	152.8	149.0	123.4	122.1	87.4
Cash and cash equivalents	31.3	53.2	43.7	18.3	12.0	10.0	13.4	14.7	15.4	19.6
Total current assets	248.6	280.4	258.2	240.6	233.2	196.0	187.3	153.2	138.3	108.6

Total assets	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9	165.5

Share capital	1.0	1.0	1.0	1.0	1.0	0.4	0.4	0.4	0.4	0.4
Additional paid-in capital	36.0	35.1	34.9	34.9	27.4	27.8	27.4	27.1	25.6	25.3
Revaluation reserve real estate	—	—	—	0.1	0.1	0.4	1.3	1.1	0.5	0.5
Statutory reserves	—	—	—	—	—	—	—	0.2	0.8	0.6
Other reserves*	99.5	98.6	97.8	79.2	71.9	58.7	52.1	43.5	53.3	49.7
Total shareholders’ equity	136.5	134.7	133.7	115.2	100.4	87.3	81.2	72.3	80.6	76.5

Minority interest	7.6	7.1	6.1	4.4	3.3	5.6	6.0	4.8	6.1	3.0
Total equity	144.1	141.8	139.8	119.6	103.7	92.9	87.2	77.1	86.7	79.5

Provisions	20.0	13.5	13.1	14.4	16.4	16.9	15.7	12.8	9.9	7.6
Long-term debts	29.7	27.6	22.0	23.1	5.7	6.4	6.4	5.6	8.5	6.8
Current liabilities*	153.5	160.9	135.1	141.7	170.5	136.9	136.1	120.7	87.8	71.6

Total equity and liabilities	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9	165.5

Total equity as % of balance sheet total*	41%	41%	45%	40%	35%	37%	36%	36%	45%	48%
Interest coverage ratio	13	19	15	11	12	9	15	11	16	16
Debt/EBITDA ratio	0.7	0.7	0.6	0.7	1.3	1.2	1.1	1.1	0.8	0.7

Acquisitions	46.1	16.2	5.6	7.3	13.3	6.5	14.6	31.8	7.6	4.3
Investments	18.2	14.2	15.3	17.2	18.2	20.3	16.4	12.8	11.2	13.6
Depreciation	16.1	15.9	15.4	17.9	16.2	13.8	13.5	11.4	9.7	8.7
Cash flow	38.6	40.8	40.6	38.7	33.7	27.5	33.1	23.3	22.0	25.0
Net cash provided by operating activities	59.1	45.8	49.7	49.7	23.9	24.6	21.3	23.5	8.0	12.8

Average number of employees (in thousands)	8827	8020	7619	7657	7217	6635	6471	5996	4753	4584
Total shares outstanding (x 1,000)	20,431	20,297	20,285	20,275	19,769	19,256	18,904	18,846	18,633	18,573
Maximum increase from exercising options	1,561	1,134	692	719	718	853	908	988	1,038	1,198

* adjusted for comparison purposes

Consolidated statement of income	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net sales	848.5	817.1	806.2	798.2	656.4	571.1	567.4	483.7	409.0	386.4
Change in work in progress	(7.8)	2.0	(8.8)	(22.0)	(0.9)	7.5	7.9	10.5	(0.5)	2.8
Gross revenue	840.6	819.1	797.4	776.2	655.5	578.6	575.3	494.2	408.5	389.2
Materials, services of third parties and subcontractors	(245.2)	(241.4)	(233.9)	(225.3)	(195.7)	(167.8)	(192.7)	(157.8)	(126.3)	(120.0)
Net revenue	595.4	577.8	563.5	550.9	459.8	410.8	382.6	336.4	282.2	269.2
Personnel costs	(428.8)	(413.4)	(404.4)	(397.4)	(329.1)	(288.0)	(260.6)	(229.8)	(191.5)	(181.5)
Depreciation	(16.1)	(15.9)	(15.4)	(17.9)	(16.2)	(13.8)	(13.5)	(11.4)	(9.7)	(8.7)
Other business costs	(114.5)	(105.5)	(104.8)	(100.4)	(86.7)	(81.8)	(82.2)	(73.3)	(61.9)	(59.2)
Operating income	36.0	42.9	38.9	35.2	27.8	27.2	26.2	21.9	19.1	19.8
Operational margin	6.0%	7.4%	6.9%	6.4%	6.1%	6.0%	6.8%	6.5%	6.8%	7.4%
Financing items net	(2.8)	(2.2)	(2.7)	(3.3)	(2.3)	(2.9)	(1.7)	(1.9)	(1.2)	(1.3)
Income from operations before taxes	33.2	40.7	36.2	31.9	25.5	24.3	24.5	20.0	17.9	18.5

Taxes	(11.7)	(14.4)	(12.5)	(11.2)	(8.5)	(7.8)	(7.9)	(6.4)	(5.1)	(6.7)
Income from consolidated companies from operations after taxes	21.5	26.3	23.7	20.7	17.0	16.5	16.6	13.6	12.8	11.8

Income from consolidated companies and long- term investments	2.6	0.7	0.5	0.8	1.4	0.2	(0.8)	0.2	0.9	1.3
Group income from operations after taxes	24.1	26.9	24.2	21.5	18.4	16.7	15.8	13.8	13.7	13.1

Amortization of goodwill	(1.2)	(0.2)	(0.1)	—	—	—	—	—	—	—
Extraordinary items after taxes	—	—	2.0	—	—	(1.8)	5.0	(0.9)	—	4.2
Group income after taxes	22.9	26.7	26.1	21.5	18.4	14.9	20.8	12.9	13.7	17.3

Minority interest	(1.5)	(2.1)	(1.0)	(0.8)	(0.8)	(1.2)	(1.2)	(1.0)	(1.4)	(1.1)
Net income	21.4	24.7	25.1	20.7	17.6	13.7	19.6	11.9	12.3	16.2
Net income from operations	22.5	24.9	23.2	20.7	17.6	15.5	14.6	12.7	12.3	11.9

Operating income as % of net sales	4.2%	5.3%	4.8%	4.4%	4.2%	4.7%	4.6%	4.5%	4.7%	5.1%
Return on equity (adjusted for comparison purposes)	15.8%	18.4%	20.2%	19.2%	18.8%	16.3%	25.5%	15.5%	15.6%	22.3%
Return on assets	10.3%	12.7%	12.1%	11.0%	9.8%	9.8%	10.2%	12.2%	12.4%	14.0%
Dividend proposal	9.8	9.7	8.9	7.9	6.5	5.8	5.3	4.7	4.5	4.8

Data per share (in euros, unless otherwise stated)
Earnings per share, from operations	1.11	1.22	1.14	1.04	0.90	0.81	0.77	0.68	0.66	0.65
Net earnings per share	1.05	1.21	1.24	1.04	0.90	0.72	1.04	0.64	0.66	0.88
Dividend proposal	0.48	0.48	0.44	0.39	0.33	0.30	0.28	0.25	0.24	0.26
Shareholders’ equity (adjusted for comparison purposes)	6.68	6.64	6.59	5.68	5.08	4.53	4.29	3.84	4.33	4.12
Closing price Amsterdam Euronext	9.34	7.94	9.35	8.55	7.85	6.67	10.16	9.94	6.72	—
Closing price NASDAQ in US$	11.800	8.380	8.390	7.625	6.825	7.750	10.688	12.625	9.250	8.875

OPTION AND SHARE PURCHASE PLANS

To stimulate the realization of long-term corporate goals, ARCADIS NV has stock option plans, as well as two stock purchase plans. An overview of these plans is provided below.

ARCADIS NV 1994-1996 Incentive Plan

At the time of the merger with Geraghty & Miller, Inc. in 1993, ARCADIS NV adopted and later expanded the existing stock option plans. Under these plans, in so far as they are still in effect, a maximum of 1,370,000 options may be granted to U.S. employees at year-end 2003, whereby each option is equal to one share of common stock. These options are valid for a period of ten years andgenerally become vested after a period of three years.

In May, June, and August 2003, a total of 100,000 options were granted under the 1996 stock option plan to the management and key staff (the selling shareholders) of the three companies acquired in the United States. These grants were related to the acquisition of these companies. The options were granted against prices varying from US$ 8.70 to US$ 11.50. In September 2003, under the same plan and related to these acquisitions, 33,841 options with exerciseprices varying between US$ 8.75 and US$ 11.85 were granted to the corporate Director Mergers and Acquisitions.

On December 31, 2003, a total number of 607,768 options were outstanding under the 1994-1996 plans. The total amount involved in these options is US$ 5,622,100, with an average exercise price of US$9.25. On December 31, 2003, option holders had the opportunity to exercise 294,159 options against prices varying from US$ 6.75 to US$ 11.50. The closing price of ARCADIS shares on the NASDAQ on December 31, 2003 was US$ 11.80.

ARCADIS NV 2001 Long Term Incentive Share Option Plan  In the General Meeting of Shareholders on May 23, 2001, the ARCADIS NV 2001 Long Term Incentive Share Option Plan was introduced. Under this plan, a maximum of 2,500,000 options on ARCADIS NV shares will be granted from 2001 to 2006 to key personnel in ARCADIS NV and its subsidiaries. What is distinct about this plan is the fact that the number of options to be used per year can be determined by a number of pre-set performance criteria as formulated by the Supervisory Board of the Company. These are related to the increases in earnings per share in the prior financial year. These options are provisional in nature and become vested after a period of three years, provided the participant is still employed by ARCADIS NV or one of its international subsidiaries. Options issued under this plan are valid for a period of ten years, starting on the date of issuance. Options are usually granted on the day after the Annual General Meeting of Shareholders, whereby the exercise price will match the closing price of ARCADIS NV shares on the Euronext Amsterdam stock exchange on the day on which the options are granted.

For the granting of options in 2003, the following performance criteria were in place. An increase in net income per share in 2002 of 15% would allow for the maximum number of 416,000 options to be granted. Because the increase in net income per share was 11% (excluding currency effects), the maximum available number for issuance was 305,000 options. An increase in net income per share of less than 5% would have resulted in no granting of options. On May 16, 2003, a total of 290,250 options were issued and accepted by 103 employees worldwide under this plan against an exercise price of € 8.93, and distributed as follows:

• Executive Board members:	57,500 options
• Management/employees ARCADIS NV	19,500 options
• Management/employees ARCADIS Nederland BV	76,000 options
• Management/employees ARCADIS G&M, Inc.	84,000 options
• Management/employees other operating units	53,250 options

On December 12, 2003, a total number of 230,779 options with an exercise price of € 8.50 were granted under the 2001 plan to the management and employees (also shareholders) of PRC Holding B.V. related to the acquisition of the shares in that firm.

On December 31, 2003, 953,129 options were outstanding under the 2001 plan. The average exercise price is € 9.33. Under this plan, options become vested after three years, which occurs for the first time on May 23, 2004.

Overview of options granted

Option plan from year	Maximum		Granted	Exercise price		Cancelled	Exercised	Outstanding	Expiration date
1994	520,000		92,868	US$	9.50	54,628	38,240	0	01-04-2004
			10,000	US$	11.00	—	—	10,000	09-15-2004
			159,750	US$	11.00	88,550	5,200	66,000	09-22-2004
			20,000	US$	8.50	—	—	20,000	05-01-2006
			98,622	US$	9.13	63,848	23,816	10,958	03-26-2006
		*)	51,878	US$	9.13	35,752	15,584	542	03-26-2006
		*)	10,000	US$	10.63	—	—	10,000	08-19-2006
			74,500	US$	9.13	35,500	11,000	28,000	03-26-2006
1996	850,000		99,695	US$	11.50	38,000	—	61,695	04-01-2008
		*)	305	US$	11.50	—	—	305	04-01-2008
			82,500	US$	6.75	22,110	19,763	40,627	03-17-2009
			11,374	US$	8.25	—	8,374	3,000	07-01-2009
		*)	3,626	US$	8.25	—	3,626	0	07-01-2009
			122,123	US$	6.75	20,500	16,595	85,028	05-17-2010
		*)	6,627	US$	6.75	—	2,605	4,022	05-17-2010
			110,937	US$	8.00	20,000	—	90,937	05-23-2011
		*)	7,813	US$	8.00	—	—	7,813	05-23-2011
			31,779	US$	9.44	—	—	31,779	06-14-2012
		*)	3,221	US$	9.44	—	—	3,221	06-14-2012
			10,000	US$	10.25	—	—	10,000	05-09-2013
			60,000	US$	11.50	—	—	60,000	06-13-2013
			30,000	US$	8.70	—	—	30,000	08-18-2013
			6,616	US$	11.85	—	—	6,616	06-13-2013
		*)	13,232	US$	11.85	—	—	13,232	06-13-2013
			787	US$	9.86	—	—	787	05-09-2013
		*)	1,573	US$	9.86	—	—	1,573	05-09-2013
			242	US$	8.75	—	—	242	08-18-2013
		*)	7,623	US$	8.75	—	—	7,623	08-18-2013
			1,256	US$	9.33	—	—	1,256	05-07-2013
		*)	2,512	US$	9.33	—	—	2,512	05-07-2013
2001	2,500,000		195,000	€9.20		5,000	—	190,000	05-23-2011
			254,100	€10.79		19,500	—	234,600	05-22-2012
			9,000	€8.50		—	—	9,000	08-09-2012
			290,250	€8.93		1,500	—	288,750	05-16-2013
			230,779	€8.50		—	—	230,779	10-16-2013
Total			2,110,588			404,888	144,803	1,560,897

*) Provisional

Purchase or issuance of shares

Regarding the ARCADIS NV 2001 Long Term Incentive Share Option Plan, the intention is to minimize dilution by purchasing (a portion of) the needed shares for this plan. In the meantime the following amounts of shares were purchased:

Year	Number of shares	Price at time of purchase
2002	300,000	€ 10.75
2003	102,973	€ 7.74 to 8.65

Shares needed for the ARCADIS NV 1994-1996 option plans will be issued through the NASDAQ when these options are exercised. In 2003, 133,703 common shares (2002: 7,993) were issued resulting from options being exercised.

Regulation

Participants in the ARCADIS option plans and share purchase programs are obliged to comply with the ARCADIS NV Regulation for the Prevention of Misuse of Insider Information, in so far as this regulation applies to them. If applicable, these participants are prohibited from conducting any transactions in ARCADIS NV securities during closed periods. For all participants, it is obvious that if they have access to or possess insider information, any trading in ARCADIS securities is also prohibited.

ARCADIS NV 1994 Employee Stock Purchase Plan

The ARCADIS NV 1994 Employee Stock Purchase Plan enabled U.S. employees up to July 1, 2002, to purchase ARCADIS NV shares from their employer at a discount of 10%. Under this plan, a maximum number of 230,000 shares were available for issuance. Of this amount, 111,000 were delivered on December 31, 2002. In 2002, the ARCADIS NV U.S. Employee Stock Purchase Plan replaced this plan.

ARCADIS NV 2002 Employee Share Participation Plan

In cooperation with the Lovinklaan Foundation, ARCADIS NV introduced an Employee Share Participation Plan at the end of 2001, which enables employees to purchase ARCADIS NV shares from the Lovinklaan Foundation against a (pre-fixed) discount. The Employee Share Participation Plan (at this time) is valid in The Netherlands, United States, and Belgium. In Germany, the plan became effective on January 1, 2004. France is expected to begin participation in 2004. The discount percentages are based on local laws and regulations and differ on a country-to-country basis, varying from 10% (The Netherlands) to 15% (United States and Germany) and 16.67% (Belgium).

The shares used for this plan, as well as the discount in price, are provided by the Lovinklaan Foundation. Therefore, this plan in no way gives rise for the purchase or issuance of shares by ARCADIS NV itself.

The Lovinklaan Foundation is a shareholder in ARCADIS NV and, at December 31, 2003, held a 28.2% stake in the Company’s share capital.

Shares and option positions members Executive Board and Supervisory Board

Interests held by the members of the Executive Board: share capital The interests held in the share capital of ARCADIS NV of those who during 2003 were a member of the Executive Board is noted in the table below:

Shares held	January 1, 2003	December 31, 2003
Harrie L.J. Noy	10,578	13,256
Steven B. Blake	6,105	9,522	*
C. Michiel Jaski	321	501
Jan Zijlstra	196	371

* (at 10-31-2003)

Overview of options outstanding to the members of the Executive Board

	Option plan from year		Granted in year		Granted	Exercise price			Exercised 2003	Outstanding	Expiration date
Harrie.L.J. Noy	2001		2001		30,000		€9.20		—	30,000	05-23-2011
			2002		15,000		€10.79		—	15,000	05-22-2012
			2003		17,500		€8.93		—	17,500	05-16-2013
Steve.B. Blake		*		**	85,615			***	38,240	47,375	03-17-2009
	1996		2000		18,750	US$	6.75		—	18,750	05-17-2010
			2001		18,750	US$	8.00		—	18,750	05-23-2011
	2001		2001		25,000		€9.20		—	25,000	05-23-2011
			2002		13,000		€10.79		—	13,000	05-22-2012
			2003		15,000		€8.93		—	15,000	05-16-2013
C.Michiel. Jaski	2001		2001		17,500		€9.20		—	17,500	05-23-2011
			2002		10,000		€10.79		—	10,000	05-22-2012
			2003		14,000		€8.93		—	14,000	05-16-2013
Jan Zijlstra	2001		2001		17,500		€9.20		—	17,500	05-23-2011
			2002		10,000		€10.79		—	10,000	05-22-2012
			2003		11,000		€8.93		—	11,000	05-16-2013

* various plans from 1987-1994; ** issued in the years 1989-1999; *** varying from US$ 6.75-11.50

Share and options ownership by members of the Supervisory Board The interests held in the share capital of ARCADIS NV of those who during 2003 were a member of the Supervisory Board is noted in the table below:

Shares held	January 1, 2003	December 31, 2003
Ross A. Webber	1,130	1,130

COMPANY ADDRESSES

Head office

ARCADIS NV

Utrechtseweg 68

P.O.Box 33

6800 LE Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Principal offices

Belgium

ARCADIS Gedas

Clara Snellingsstraat 27

2100 Antwerpen

Belgium

Phone +32 3 3608300

Fax +32 3 3608301

Director

Ludo Smans

Brazil

ARCADIS Logos Engenharia S.A.

Rua Líbero Badaró,

377 - 6° andar

CEP 01074-900, São Paulo

Brazil

Phone +55 11 31173171

Fax +55 11 31177351

Director

Eng. Antonio Rocha

Chile

ARCADIS Geotécnica S.A.

Av. Eliodoro Yáñez 1893

Providencia, Santiago

Chile

Phone +56 2 3816000

Fax +56 2 3816001

Directors

Ing. Javier Hurtado

Czech Republic

SG-Geotechnika

Geologická 988/4,

152 00 Praha 5

Czech Republic

Phone + 420 234 654 111

Fax + 420 234 654 112

Director

Alexandr Rozsypal

Germany

ARCADIS Deutschland GmbH

Berliner Allee 6

P.O. Box 100331

64203 Darmstadt

Germany

Phone +49 61513880

Fax +49 6151388992

Directors

Dipl.-Ing. Erhard Robold

Adam Mahr

France

ARCADIS FCI SAS

18 rue Troyon

92316 Sèvres Cedex

France

Phone +33 1 46 23 7850

Fax +33 1 46 23 7807

Directors

Civ. Ing. Yann Leblais

Civ. Ing. Jean-Claude Popelard

The Netherlands

ARCADIS Nederland BV

Utrechtseweg 68

P.O. Box 33

6800 LE Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Directors

Ir. Rein Sirre (until June 1, 2004)

Ir. Kees Slingerland

Drs. Ing. Douwe Kras

(from May 1, 2004)

Poland

ARCADIS Ekokonrem

Ul. Tarnogajska 18

50-512 Wroclaw

Poland

Phone +48 71 7823030

Fax +48 71 7823010

Director

mgr Marek Adamek

Spain

Grupo EP S.A.

Arapiles 14

28015 Madrid

Spain

Phone +34 91 5949500

Fax +34 91 4465546

Directors

Luis Villarroya Alonso, I.C.C.P.

Ángel Catena Asúnsolo, I.C.C.P.

Felipe García Berrio, I.C.C.P.

Joaquín Llorente Malagón, I.C.C.P.

United Kingdom

ARCADIS G&M International Ltd.

Craven Court

Willie Snaith Road

Newmarket

Suffolk CB8 7FA

United Kingdom

Phone +44 1638 674767

Fax +44 1638 668191

Director

Dr. Brian Crook

United States

ARCADIS

630 Plaza Drive Suite 200

Highlands Ranch,

CO 80126-2377

United States

Phone +1 720 3443500

Fax +1 720 3443535

Directors

Steve Blake PE, PG

Mike Myers, PE

Other countries

ARCADIS Euroconsult BV

Beaulieustraat 22

P.O Box 441

6800 AK Arnhem

The Netherlands

Phone +31 26 3577111

Fax +31 26 3577577

Directors

Ir. Simon Warmerdam

Drs. Pieter van Stuijvenberg

Geographical spread

A          The Netherlands

Gross revenue € 296 million Percentage of total gross revenue 35% Operating income € 12.1 million Of total operating income 34%

B          North and South America

Gross revenue € 271 million Percentage of total gross revenue 32% Operating income € 11.9 million Of total operating income 33%

C          Other European countries

Gross revenue € 226 million Percentage of total gross revenue 27% Operating income € 11.3 million Of total operating income 31%

D          Other countries

Gross revenue € 47 million Percentage of total gross revenue 6% Operating income € 0.7 million Of total operating income 2%

Principal offices

ARCADIS is headquartered in the Netherlands. In addition, the Company has principal offices in:

Belgium; Brazil; Chile; Czech Republic; France; Germany; Poland; Spain; The Netherlands; United Kingdom; United States

Organizational structure

ARCADIS NV

The Netherlands	North and South America	Other European countries	Other countries

	United States	Belgium
ARCADIS	ARCADIS	ARCADIS Gedas NV	ARCADIS Euroconsult BV

	Brazil	Czech Republic
PRC Bouwcentrum	ARCADIS Logos SA	SG-Geotechnika

	Chile	France
	ARCADIS Geotecnica SA	ARCADIS FCI SA

Germany
ARCADIS

Poland
ARCADIS Ekokonrem

Spain
Grupo EP SA

United Kingdom
ARCADIS G&M International

PUBLICATION

Publication:

ARCADIS NV, March 2004

Design, layout and typesetting:

Samenwerkende Ontwerpers,

The Netherlands

Typesetting and DTP:

Océ Business Services,

RCVlamoven, The Netherlands

Photography:

John Ripley, United States

Michel Kievits, The Netherlands

Sjaak Ramakers, The Netherlands

Voermans & Van Bree, The Netherlands

Bart Lasuy, Belgium

Miroslaw Emil Koch, Wroclaw, Poland

MAB-Oosterdokseiland Ontwikkeling

Amsterdam (O.O.A. C.V.), an joint

venture from MAB and Bouwfonds

Property Finance, i.a.w New Chinatown

(NCT C.V.) and the Municipality

Amsterdam, The Netherlands

Wim Verheugt, The Netherlands

ANP

Lithography and printing:

Lecturis, Eindhoven,

The Netherlands

This Annual Report is printed on:

Hello mat 135 grams

Part of a bigger picture

in teg ri ty (n.) 1 an unimpaired condition 2 firm adherence to a code of moral values agil i ty (n.) 1 the quality or state of being agile: nimbleness en tre pre neur ship (n.) 1 assuming the management and risks of a business

QuickLinks

SIGNATURES
ARCADIS N.V. AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS May 12, 2004
ARCADIS N.V. NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
INTRODUCTION
PROPOSAL 1 (Agenda Item 4a)
PROPOSAL 2 (Agenda Item 4b)
PROPOSAL 3 (Agenda Item 5a)
PROPOSAL 4 (Agenda Item 5b)
PROPOSAL 5 (Agenda Item 7)
APPOINTMENTS TO THE SUPERVISORY BOARD
PROPOSAL 6 (Agenda Item 8a)
PROPOSAL 7 (Agenda Item 8b)
PROPOSAL 8 (Agenda Item 9a)
PROPOSAL 9 (Agenda Item 9b)
PROPOSAL 10 (Agenda Item 10a)
PROPOSAL 11 (Agenda Item 10b)
PROPOSAL 12 (Agenda Item 11)
INFORMATION ON PROVISIONS OF THE DUTCH CORPORATE GOVERNANCE CODE (Agenda Item 6)
OTHER MATTERS
AVAILABILITY OF ANNUAL REPORT